
11005087


ITW

Innovation knows no boundaries

ILLINOIS TOOL WORKS INC.
2010 ANNUAL REPORT

ITW at a Glance

Illinois Tool Works Inc. (NYSE: ITW) is a diversified manufacturing company with nearly 100 years of history delivering specialized expertise, innovative thinking and value-added products to meet critical customer needs in a variety of industries. ITW has decentralized business units in 57 countries that employ approximately 61,000 women and men. These talented individuals, many of whom have specialized engineering or scientific expertise, contribute to our global leadership in innovation. We are proud of our broad portfolio of more than 19,000 global patents and patent applications.

TABLE OF CONTENTS

Financial Highlights

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2010	2009	2008
YEAR ENDED DECEMBER 31			
OPERATING RESULTS			
Operating revenues	$ 15,870,376	$ 13,877,068	$ 17,100,341
Operating income	2,356,678	1,385,979	2,501,286
Operating income margin	14.8%	10.0%	14.6%
Income from continuing operations	$ 1,527,193	$ 969,490	$ 1,691,093
Operating revenues by segment:			
Transportation	$ 2,531,304	$ 2,070,938	$ 2,347,366
Industrial Packaging	2,276,774	1,895,704	2,618,922
Power Systems & Electronics	1,942,054	1,614,472	2,356,853
Food Equipment	1,871,511	1,859,277	2,133,186
Construction Products	1,755,028	1,529,510	1,990,683
Polymers & Fluids	1,359,542	1,155,838	1,249,653
Decorative Surfaces	1,007,848	998,191	1,230,995
All Other	3,219,272	2,786,695	3,226,927
PER SHARE OF COMMON STOCK			
Income from continuing operations:			
Basic	$ 3.05	$ 1.94	$ 3.26
Diluted	3.03	1.93	3.24
Cash dividends paid	$ 1.27	$ 1.24	$ 1.15
RETURNS			
Return on average invested capital	15.3%	10.7%	16.0%
Return on average stockholders' equity	16.8	11.8	19.9
LIQUIDITY AND CAPITAL RESOURCES			
Free operating cash flow	$ 1,274,618	$ 1,899,487	$ 1,859,912
Total debt to capitalization	23.2%	26.2%	32.4%

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting.

ITW Business Segments



Transportation

Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service

PERCENT OF TOTAL COMPANY REVENUES

16%

REVENUES BY PRODUCT CATEGORY



- Consumables: 77%
- Equipment & Tools: 3%
- Service & Parts: 18%
- Other: 2%

MAJOR END MARKETS

Automotive OEM/Tiers: 61%
Automotive Aftermarket: 25%

PRIMARY BRANDS

DaeLim, Deltar, Drawform, Evercoat, Filtertek, Permatex, Shakeproof, Slime, Wynn's



Industrial Packaging

Steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit

PERCENT OF TOTAL COMPANY REVENUES

14%

REVENUES BY PRODUCT CATEGORY



- Consumables: 80%
- Equipment & Tools: 12%
- Service & Parts: 7%
- Other: 1%

MAJOR END MARKETS

General Industrial: 24%
Primary Metals: 22%
Food & Beverage: 13%
Construction: 9%

PRIMARY BRANDS

Acme, Angleboard, Fleetwood, Orgapack, Pabco, Signode, Strapex



Power Systems & Electronics

Equipment and consumables associated with specialty power conversion, metallurgy and electronics

PERCENT OF TOTAL COMPANY REVENUES

12%

REVENUES BY PRODUCT CATEGORY



- Consumables: 41%
- Equipment & Tools: 51%
- Service & Parts: 6%
- Other: 2%

MAJOR END MARKETS

General Industrial: 46%
Electronics: 17%
Construction: 6%

PRIMARY BRANDS

AXA Power, Bernard, Elga, Hobart, Kester, Miller, Speedline, Tien Tai, Tregaskiss, Trimark, Vitronics Soltec, Weldcraft



Food Equipment

Commercial food equipment and related service

PERCENT OF TOTAL COMPANY REVENUES

12%

REVENUES BY PRODUCT CATEGORY



- Equipment & Tools: 66%
- Service & Parts: 34%

MAJOR END MARKETS

Food Institutional/Restaurant: 45%
Food Service: 34%
Food Retail: 16%

PRIMARY BRANDS

Avery Berkel, Bonnet, Foster, Gaylord, Hobart, Kairak, MBM, Peerless, Thirode, Traulsen, Vulcan, Wolf



Construction Products

Tools, fasteners and other products for construction applications

PERCENT OF TOTAL COMPANY REVENUES

11%

REVENUES BY PRODUCT CATEGORY



- Consumables: 80%
- Equipment & Tools: 15%
- Service & Parts: 4%
- Other: 1%

MAJOR END MARKETS

Residential Construction: 45%
Renovation Construction: 28%
Commercial Construction: 23%

PRIMARY BRANDS

Alpine
ITW Brands
Buildex
Paslode
Proline
Pryda
Ramset
Red Head
Reid
SPIT
Suki
Truswal



3
PREMIER
RUST INHIBITOR

Polymers & Fluids

Adhesives, sealants, lubrication and cutting fluids, and hygiene products

PERCENT OF TOTAL COMPANY REVENUES

9%

REVENUES BY PRODUCT CATEGORY



- Consumables: 89%
- Equipment & Tools: 1%
- Service & Parts: 1%
- Other: 9%

MAJOR END MARKETS

General Industrial: 27%
Construction: 13%
MRO: 12%
Automotive Aftermarket: 10%

PRIMARY BRANDS

Densit
Devcon
Dymon
Futura
Krafft
LPS
Novadan
Panreac
Plexus
ITW Polymer Technologies
Prolim
Rocol
Schnee-Morehead
Stokvis Tapes
TACC



Decorative Surfaces

Decorative surfacing materials for furniture, office and retail space, countertops and other applications

PERCENT OF TOTAL COMPANY REVENUES

6%

REVENUES BY PRODUCT CATEGORY



- Consumables: 100%

MAJOR END MARKETS

Commercial Construction: 58%
Renovation Construction: 30%
Residential Construction: 11%

PRIMARY BRANDS

Arborite
Polyrey
Resopal
Wilsonart



All Other

All other operating segments

PERCENT OF TOTAL COMPANY REVENUES

20%

REVENUES BY PRODUCT CATEGORY



- Consumables: 57%
- Equipment & Tools: 30%
- Service & Parts: 12%
- Other: 1%

MAJOR END MARKETS

General Industrial: 26%
Food & Beverage: 17%
Consumer Durables: 14%
Electronics: 6%

PRIMARY BRANDS

Avery Weigh-Tronix
Buehler
Chemtronics
Devilbiss
Diagraph
Fastex
ITW Foils
Gema
Hi-Cone
Instron
Magnaflux
Minigrip
Ransburg
Space Bag
Texwipe
Zip-Pak

Revenue Diversification

COMPARATIVE REVENUES BY END MARKET


2000
$9.2 Billion

- **16%** Auto OEM/Tiers
- **16%** Food Institutional/ Restaurant/Service
- **15%** General Industrial
- **14%** Commercial Construction
- **6%** Residential Construction
- **5%** Consumer Durables
- **5%** Renovation Construction
- **4%** Beverage & Food
- **3%** Auto Aftermarket
- **3%** Electronics
- **3%** Primary Metals
- **10%** Other


2010
$15.9 Billion

- **17%** General Industrial
- **13%** Food Institutional/ Restaurant/Service
- **11%** Auto OEM/Tiers
- **9%** Commercial Construction
- **6%** Residential Construction
- **6%** Beverage & Food
- **5%** Renovation Construction
- **5%** Auto Aftermarket
- **4%** Consumer Durables
- **4%** Electronics
- **4%** Primary Metals
- **16%** Other

COMPARATIVE REVENUES BY GEOGRAPHY


2000

- **66%** North America
- **26%** Europe, Middle East and Africa
- **8%** Asia Pacific and Other


2010

- **48%** North America
- **32%** Europe, Middle East and Africa
- **20%** Asia Pacific and Other

25-Year Revenue/Operating Income


Revenue (in millions)
Operating Income (in millions)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Note: The prior years' graphs presented above have not been restated for discontinued operations.

In 2010, ITW was on the move—continuing to build a larger footprint in the world's fastest growing regions, developing new business platforms, and bringing innovative products to our highly diverse end markets. ITW's presence in both emerging and established markets, along with our proven operating principles, helped us take advantage of a modestly improving economy and generate total revenue growth of more than 14 percent in 2010, a number much higher than we originally anticipated.

DRIVING GROWTH THROUGH NEW MARKETS

You can meet expectations—or you can *exceed* them. In 2010, ITW achieved organic growth of 11 percent, far surpassing our original growth projection of seven percent. In addition, our operating margins improved significantly, and we reported another year of strong free operating cash flow.

While the economy is a long way from full recovery, there were encouraging signs of steady improvement in 2010. Both global gross domestic product (GDP) and industrial production activity steadily improved during the year. Although the economic recovery certainly played a role in our rebound, we achieved above market growth rates in a vast majority of our major business segments. Our growing strategic presence in new markets around the world also contributed to our strong performance this past year. In 2010, we further established our foundation in the emerging BRIC (Brazil, Russia, India and China) markets, which benefited from expanding consumer markets and growing government investment in infrastructure and commercial growth. Many of our core businesses experienced better than expected growth in these markets. In fact, for full year 2010, the percentage of our company revenues derived from the BRIC nations doubled when compared to 2006.

THE ROLE OF ACQUISITIONS AND INNOVATION

While acquisitions have always been an important part of ITW's growth, the acquisition environment was relatively muted in 2009 and in the first half of 2010. However, we began to see solid signs of improvement during the second half of 2010. As a result, ITW acquired 24 companies representing $530 million of annualized revenues in 2010—up from just under $300 million in annualized acquired revenues in 2009. While below our traditional levels due to higher than expected valuations and increasing competition from both strategic and private equity buyers, these acquisitions helped ITW accelerate growth in key end markets and geographies. We expect the acquisition market will continue to improve and provide us with even more opportunities in 2011.

Innovation, one of our core attributes for nearly 100 years, has been critical to our success in both emerging and established markets. We have solidified our place as one of the top 100 companies for new U.S. patents. We also increased our spending in research and product development by 11 percent over 2009, and we will continue to make innovation a top priority alongside our time tested 80/20 business improvement processes. Our focus on innovation is evident across all of our segments, including three relatively new scalable platforms that we continue to grow—automotive aftermarket, test and measurement, and electronics. ITW's decentralized operating structure is also helping propel our presence in new markets by allowing our businesses the freedom to develop local, close-to-the-customer strategies.

In this year's Annual Report, we are proud to showcase eight ITW businesses that represent how our characteristic innovation and growing presence in both emerging and established markets lay a foundation to meet the changing needs of our customers and their end users worldwide.

2010 FINANCIAL HIGHLIGHTS

Our full-year operating revenues totaled $15.9 billion, a 14.4 percent increase versus 2009. Much of that improvement was due to strong organic growth while the remainder came from the contribution of acquisitions and the benefits of currency translation. Just as impressive, operating margins totaled 14.8 percent in 2010, representing a 480 basis point improvement versus 2009.

We achieved higher than expected growth in certain worldwide end markets, such as transportation, where auto production was much higher than anticipated. Additionally, a number of end markets associated with industrial packaging increased at faster than expected rates, and we experienced double-digit growth in many of the related businesses. Our welding and electronics businesses also benefited from end market recovery and greater demand from industrial customers such as Caterpillar and Deere, as well as consumers seeking the latest products from the competitive electronics market. Our construction and food equipment businesses did not perform as well as we had expected. However, total construction revenues still increased 15 percent over 2009, even as U.S. housing starts remained lower than anticipated. Our food equipment businesses were hampered by low levels of capital expenditures during the year. As the economic recovery continues, we believe that these business platforms, and their associated end markets, also will show solid improvement.

Throughout the economic downturn of the past few years, ITW has remained committed to financial stability. In 2010, we maintained a strong balance sheet and solid credit ratings. Our 2010 free operating cash flow remained strong at $1.3 billion, enabling us to reinvest in current businesses, acquire new businesses, grow dividends and opportunistically utilize our share repurchase program. Moving forward, we will continue to use our strong balance sheet to support future growth.

MANAGEMENT DEVELOPMENTS

The extensive leadership experience and continuity of the ITW senior management team was a critical part of our recovery in late 2009 and our higher than expected growth in 2010. Strategic planning and guidance, in particular our growing presence in emerging markets, has helped us weather the economic storm and positioned us well for future opportunities. Our senior managers, whose average tenure is nearly 20 years, have partnered with leadership across our worldwide business platforms to help our company achieve long-term success—even during periods of economic fluctuations and change.

During 2010, we made key management moves to help drive strategic growth around the globe. The Board of Directors elected David Parry vice chairman, joining our other two vice chairmen, Tom Hansen and Scott Santi. David previously served as executive vice president with responsibility for ITW's polymers and fluids businesses. The Board also elected Chris O'Herlihy executive vice president with responsibility for the global food equipment businesses and Sundaram Nagarajan executive vice president with responsibility for the global welding businesses.

In August 2010, Kevin M. Warren and Anré D. Williams were elected to the ITW Board of Directors. Kevin is president of the U.S. Solutions Group for Xerox Corporation and also serves as a vice president of the corporation. Anré is president of Global Commercial Card for American Express. Both Kevin and Anré are strong, experienced business leaders with highly regarded organizations, and we welcome their unique perspectives and contributions in the years ahead. We bid farewell to two directors who retired in 2010, William F. Aldinger, a board member since 1998, and Harold B. Smith, Jr. who



A Special 'Thank You' to Retired Director Harold B. Smith, Jr.

It is with some sadness that we bid farewell to Harold B. Smith, Jr., who retired from the Board of Directors in 2010 after more than fifty years of service with ITW. As great grandson of Chicago financier Byron L. Smith, one of ITW's founders, Harold has a strong connection to the Company and helped shape it through accomplishments too numerous to list.

After earning a Bachelor of Science degree from Princeton University, Harold spent the next 50 years serving ITW in operational, managerial and executive roles, primarily in the fastener division. He was elected vice president in 1962, executive vice president in 1967, and served as president, COO, and vice chairman during the 1970s and 1980s. He was a member of the ITW Board of Directors from 1968 until he retired in May.

A passion for new ideas has always been important to Harold. Like his forebears, he is known for visiting ITW businesses and project teams, eager to learn "what's new"—a question that became a lasting challenge in ITW's innovation efforts. He is part of ITW's history, and we are grateful to have the continued benefit of his judgment, wisdom, and expertise in his role as a director emeritus.

On behalf of all the people of ITW in businesses spanning the globe, we thank Harold for his dedication and many years of service.

served on ITW's Board since 1968. We sincerely appreciate their valuable contributions to ITW and wish them the very best in their retirement!

LOOKING AHEAD

While the pace of the economic recovery is hard to predict, we are optimistic that our worldwide end markets will continue to modestly improve as we head into 2011. We plan to continue to develop new platforms; invest in the research and development that nurtures new innovations; and focus on significant growth opportunities in new and emerging markets to support the long-term stability and profitable growth of the Company.

We are supported by the talented women and men of ITW—operating managers and their teams, as well as the dedicated professionals in our financial, legal, engineering, marketing and human resource disciplines. Thank you for your continuing support as we continue creating a bright future for our customers, our shareholders and our people in 2011 and beyond.



DAVID B. SPEER
Chairman &
Chief Executive Officer



THOMAS J. HANSEN
Vice Chairman



DAVID C. PARRY
Vice Chairman



E. SCOTT SANTI
Vice Chairman



INNOVATION KNOWS NO BOUNDARIES. It's a truth we have long embraced at ITW, and it's one of the reasons why our total revenue growth in 2010 exceeded our expectations.

Innovation appears in the form of custom tapes designed by ITW for mobile phone manufacturers in China, headed for consumers hungry for the latest electronics. It may take the shape of a lightweight door handle engineered by an ITW automotive group—parts that ultimately help make car ownership economical for families in India. Innovation also happens in Europe, where ITW's unique commercial cooking and retail hardware offerings are serving highly selective customers. And in places as far from each other as Arkansas and Singapore, innovation is born from ITW's customer-driven strategies and product design.

At ITW, innovation is deeply linked to our global presence and our ability to achieve above-market growth rates in 2010. Bringing innovative products to the world's fastest growing regions—as well as established, competitive markets—help expand our global footprint, deliver the solutions that our customers expect, and drive growth for our shareholders.


80%
The reported percentage of the oil rig platform fabrication industry based in Singapore.*

Stan Wen
Formulator, Hobart

Rick Hutchison
Arc Research Physicist, Miller Electric

Vianney Martawibawa
Vice President, ITW Welding Singapore

Joe Fink
Project Manager, Miller Electric

IN SINGAPORE, BRINGING

experts and products

TOGETHER FOR ASIA'S OIL INDUSTRY

As China and India become more industrialized, their energy needs will continue to soar. No country could be better situated than Singapore—just south of China and east of India—to provide the expertise and tools for the growing energy business in the region. In fact, Singapore is the center of the fabrication industry for fixed and floating platforms, massive structures used to facilitate offshore, shallow and deep water oil drilling and production.

At ITW Welding Singapore, products include engine drives, flux-cored welding wire, power sources, and wire feeders to construct the platforms with complex weld joints for extremely cold, challenging locations. The products have earned a strong record of performance even under these conditions, giving ITW an edge over competitors. The group also listens closely to customers, leading to enhanced offerings. For example, by leveraging the ITW welding portfolio of brands—Miller, Hobart, and others—the group has engineered a system solution that combines products from separate companies, such as Miller's XMT power source, Bernard's Dura-Flux gun, and Hobart's tubular wires as best-in-class, turn-key offshore welding systems.

Add to that a staff with diverse language skills, recruitment of engineers directly from the oil and welding industries and selective market engagement, and it's clear that ITW welding's leadership is prepared to grow alongside Southeast Asia.

*Association of Singapore Marine Industries, asmi.com, and "Offshore Oil Rig Mechanical Completion & Commissioning," a workshop at the International Oil & Gas Industry Exhibition, December 2010. trainexec.com.

IN CHINA, STAYING a step ahead OF THE TELECOMMUNICATIONS INDUSTRY

As the leading telecommunication and consumer electronics companies moved more production to Asia, ITW acquired Stokvis Tapes and M&C Specialties, both with facilities in Shenzhen, China and other locations throughout the country for a total of five business units. Stokvis offers over 3,000 self adhesive tapes with superb functionality, and M&C Specialties is a leading manufacturer of advanced, die-cut screens produced in innovative "clean room" environments. Both products are essential to the production of mobile phones, navigation devices, e-books and other consumer electronics.

Stokvis and M&C Specialties give ITW an edge through their early supplier involvement strategy. For example, Stokvis's network of engineers is located in close proximity to its customers' Chinese design centers, where they work with R&D teams to develop and quickly prototype materials and custom die-cuts for ever-changing customer needs.

And with many locations throughout the world, Stokvis and M&C can minimize the project management and logistical challenges of their global customers. Drawing on multiple businesses to develop solutions throughout the supply chain isn't possible for most companies—but it's how ITW is sustaining and growing many of its relationships.




Q W E R T Y U I O P
A S D F G H J K L
alt Z X C V B N M $
space
help

60%

Projected percentage of mobile phone manufacturing based in China in 2010.



Die-cut Screens

Custom, die-cut screens and tapes created by Stovkis and M&C Specialties are essential to the manufacture of today's consumer electronics.



2nd FASTEST GROWING

India is the second fastest growing auto market in the world, with double-digit growth in 2010.*

Auto Components
Lightweight auto parts engineered by Deltar make exceptionally affordable models like the Tata Nano possible.

* Pankaj Doval. "Indian carmaker growth second fastest globally." *Times of India*. January 12, 2011.

IN INDIA, BUILDING

innovative

COMPONENTS THAT BOOST CAR OWNERSHIP

It's a familiar scene in many parts of India: families of four traveling together on one motorcycle. Indian auto manufacturer and ITW customer Tata Motors seized the opportunity and began offering the $2500 Nano in 2009. Dubbed "the people's car," the Nano is a small, no nonsense quality vehicle that costs less than half the price of the least expensive car on the market. Other major automakers have followed in Tata's path. They have announced plans for similar cars with prices that put car ownership within reach of India's growing middle class, whose aspirations are changing thanks to the country's new financial prosperity.

Deltar's Indian facilities, part of ITW's global automotive group, play a role in making low-cost vehicles like the Nano possible. That's because Deltar's innovative, lightweight auto components and fasteners are key to manufacturing a car that's exceptionally affordable, yet able to appropriately handle India's challenging terrain.

What's more, Deltar's facilities in Pune, Chennai, and Delhi provide a critical link to the local market while drawing from Deltar's international expertise—something not available to all suppliers. It means that ITW is well positioned to meet growing demand in this booming market for product solutions that feature less costly material and processing without sacrificing quality or durability.

IN EUROPE, DEDICATED solutions FOR THE GROWING RETAIL HARDWARE MARKET

At the opposite end of the spectrum from construction professionals and industrial projects is the do-it-yourself ("DIY") handyman, decorator and hobbyist—a market that has been steadily growing. With this market, hardware retailers can't simply offer aisles of products when customers don't have the knowledge—or patience—to navigate a store for what they need.

Suki International, a new addition to ITW, offers unique solutions for this evolving market. Based in Germany, Suki is a leading European DIY supplier of hardware, hand tools, wood connectors, technical fittings, adhesive tapes and more. But it's what the company does with these products that sets it apart: Suki constructs integrated product wall systems customized for the retailer's space. Each system includes packaging, product groupings and explanatory labeling designed for consumers with minimal experience. The systems also include "solution packages"—everything needed to complete home projects like building a shelf or repairing an outdoor terrace. The flexible, customized systems are also ideal for retailers consolidating or expanding into countries with diverse language and space needs.

At the same time, Suki's other businesses—manufacturer-to-store logistics, merchandising and direct sourcing from Asia—provide a total solution for clients. Suki manages the complexity of international expansion, from product development, sourcing and packaging, to outbound logistics touching over 4,000 stores in more than 40 countries.


SPANPLATTENSCHRAUBEN
LÖSUNGSPAKETE
Besonders geeignet für
Schrauben mit Dübel
Haken mit Dübel

Suki Display
Suki's color-guided hardware displays and solutions are designed especially for the DIY market and customized to international retailer needs.

4,500 STORES

throughout Europe offer Suki solutions.

Lightweight Dunnage Air Bags

Innovative *Big Foot* air bags combine safe, protective shipping with sustainable practices.







99%

of manufactured vinyl compound, like that derived from *Big Foot* bags, is recycled into finished products.*

* The Vinyl Institute. vinyleinfo.org/recycling. January 12, 2011.

IN THE
UNITED STATES, CREATING

sustainable packaging

FOR GLOBAL BUSINESSES

Many players compete in the packaging industry—but none of them has the *Big Foot*, one of Arkansas-based ITW Shippers' three innovative lines of air bags that are inserted and inflated between various products to brace and secure heavy shipments. These aren't just large plastic bags with a valve; the bags are produced from virgin, PVC-resin vinyl, a high-quality material that enables maximum reusability and recycling. With *Big Foot*, companies that transport hundreds of loads per day can help ensure that goods arrive in top condition and prevent tons of paper packaging waste from entering landfills.

These features appealed to one of ITW Shippers' customers, a global consumer products manufacturer which must ensure its products reach customers safely. The *Big Foot* line of air bags also helps customers like these meet their corporate sustainability objectives: the *Big Foot* line can be reused multiple times within the supply chain prior to being recycled.

ITW Shippers also added a unique peel-away sticker system that makes it easier for employees to track bag usage, ensuring reusability and keeping worn bags out of the system. With organizations increasingly focused on sustainability, innovative solutions are helping ITW better serve customers of an established market.

IN BRAZIL, OFFERING state-of-the-art TESTING TO GROWING INDUSTRIES

What's the most punishment a product can take before weakening or breaking down completely?

For companies like Usiminas, one of the largest steel producers in Brazil, understanding the material characteristics of their steel is key to the quality of the finished steel they offer to customers for auto, appliance, electronics and industrial applications. It's why they rely on Instron, part of ITW's test and measurement group, to provide automated testing equipment to accurately measure the tensile properties of their steel.

Instron isn't the only testing equipment supplier in Brazil, but it's the only one that offers high-end testing systems along with a significant local service, product support, and sales presence. Instron draws from expertise in service, manufacturing and research facilities that span the globe, and it excels in sophisticated design and best-in-market software to ensure precise results.

The relationship between Instron and Usiminas positions ITW well for the growing industrial markets in Brazil. The country's economy fared well during the global economic downturn, and discretionary income in the region has been steadily increasing. As industries move in and expand to take advantage of this growth, the need for accurate, comprehensive materials testing will only increase.

Celso Ricardo Nisterenko
Brazil Sales Manager, Instron

Paulo Huet Alipio
Laboratory Manager, Usiminas


USIMINAS
INSTRON

$4.5 MILLION

generated from Usiminas over the past decade in connection with their cold roll material. Eighty percent of Usiminas's cold roll material undergoes automated quality testing by Instron systems.







Chemsurf
Chemical-resistant laminate countertops from Wilsonart are ideal for Asia's growing industrial and commercial development.

341 MILLION SQUARE FEET

Volume of countertop manufacturing, fueled by demand in Asia and based on a three percent annual increase through 2013.*

* "World Countertops Market" [Abstract]. ReportLinker. January 25, 2010. Viewed on *PR Newswire*. www.prnewswire.com.

IN CHINA, PROVIDING THE INDUSTRY'S

toughest surfaces

FOR NEW COMMERCIAL GROWTH

If there's a new construction project requiring laminate starting up in China—sales staff in ITW Wilsonart's Chinese regional field offices probably know about it. A broad, multilingual marketing operation in China, which includes construction scouting and a central sales office in Shanghai, is just one of Wilsonart's strategies to tap East Asia's emerging decorative surfaces market. Growth stems in part from the Chinese government's support of more industrial and commercial center development—restaurants, hotels, office parks, research centers—that require highly durable work surfaces.

With many competitors aware of the budding opportunities, Wilsonart has also increased its innovation efforts. Specialty laminates like Chemsurf use a proprietary resin formulation to resist chemical spills, making it ideal for university or commercial laboratories. Chemsurf, along with new noncombustible surfaces that can withstand extremely high temperatures, are part of a wide spectrum of functionality offered to customers.

In addition, the Chinese facility's advanced logistical capabilities dramatically improve manufacturer-to-customer delivery time. Orders are already in for customers like McDonalds and KFC, a trend we expect to continue as Wilsonart's innovation meets with China's economic boom.

IN FRANCE, COOKING UP performance FOR THE WORLD'S FINEST RESTAURANTS AND HOTELS

Some marvel at its aesthetic lines, others call it the "Lamborghini of cooking ranges." However, to call the Maestro a range or an oven is somewhat misleading. Manufactured by Bonnet International, part of ITW, these counter-length cooking suites go beyond the looks—and limitations—of mass-produced commercial ranges. In fact, fewer than a hundred are custom made each year, according to the diverse, personal culinary aspirations and space requirements of the most prestigious chefs in restaurants, hotels and culinary centers all over the world.

The Maestro's innovative engineering marries classic French culinary technique with advanced technology and performance, creating a new standard of quality and efficiency. The thick, stainless steel alloy surface radiates both gentle heat for warming and stronger, raw heat for sautéing. Yet this same surface is versatile enough to accommodate prep work and sous-vide cooking. Chefs can truly multi-task, dramatically reducing labor and food costs. The advanced, multi-purpose design also allows heat energy to be shared, creating a work environment with unparalleled comfort and reducing energy costs up to 30 percent. The cooking suites are ideal for Europe's high volume brasseries as well as New York's most exclusive restaurants—anywhere discerning customers require an efficient, powerful, custom-designed tool.



Maestro Cooking Suite
Bonnet International's integrated cooking suites represent a new standard in high-performance culinary tools.



40%

Estimated increase in kitchen productivity with the Maestro during the course of ownership.

ITW Corporate Management

Experience has always been one of the keys to our success. Our management team is well schooled in the ITW way, and is comprised of experts in their fields of business. We have decades of experience on which to draw—ITW's management team shares an average tenure of almost 20 years of company service.


Tim Gardner, Jane Warner and David Parry


Ron Kropp and James Wooten


Robert Brunner and Sundaram Nagarajan


Juan Valls, Steve Martindale and Mark Croll


Phil Gresh, Tom Hansen and Sharon Brady


David Speer and Lei Schlitz


Craig Hindman and Al Sutherland


John Brooklier, Roland Martel and Scott Santi

Not pictured: Chris O'Herlihy

Corporate Executives & Directors

CORPORATE EXECUTIVES

DAVID B. SPEER
Chairman & Chief Executive Officer
32 Years of Service

THOMAS J. HANSEN
Vice Chairman
30 Years of Service

DAVID C. PARRY
Vice Chairman
16 Years of Service

E. SCOTT SANTI
Vice Chairman
27 Years of Service

ROBERT E. BRUNNER
Executive Vice President
30 Years of Service

TIMOTHY J. GARDNER
Executive Vice President
13 Years of Service

PHILIP M. GRESH, JR.
Executive Vice President
21 Years of Service

CRAIG A. HINDMAN
Executive Vice President
34 Years of Service

ROLAND M. MARTEL
Executive Vice President
16 Years of Service

STEVEN L. MARTINDALE
Executive Vice President
8 Years of Service

SUNDARAM NAGARAJAN
Executive Vice President
19 Years of Service

CHRISTOPHER A. O'HERLIHY
Executive Vice President
21 Years of Service

JUAN VALLS
Executive Vice President
21 Years of Service

JANE L. WARNER
Executive Vice President
5 Years of Service

SHARON M. BRADY
Senior Vice President, Human Resources
4 Years of Service

RONALD D. KROPP
Senior Vice President & Chief Financial Officer
17 Years of Service

ALLAN C. SUTHERLAND
Senior Vice President, Taxes & Investments
17 Years of Service

JAMES H. WOOTEN, JR.
Senior Vice President, General Counsel
& Secretary
22 Years of Service

JOHN L. BROOKLIER
Vice President, Investor Relations
19 Years of Service

MARK W. CROLL
Vice President, Intellectual Property
16 Years of Service

DR. LEI Z. SCHLITZ
Vice President, Research & Development
2 Years of Service

DIRECTORS

MARVIN D. BRAILSFORD
Retired Vice President
Kaiser-Hill Company LLC
Director since 1996

SUSAN CROWN
Vice President
Henry Crown and Company
Director since 1994

DON H. DAVIS, JR.
Retired Chairman of the Board
Rockwell Automation Inc.
Director since 2000

ROBERT C. McCORMACK
Advisory Director
Trident Capital, Inc.
Director since 1993, previously 1978–1987

ROBERT S. MORRISON
Retired Vice Chairman
PepsiCo, Inc.
Director since 2003

JIM SKINNER
Vice Chairman and Chief Executive Officer
McDonald's Corporation
Director since 2005

DAVID B. SMITH, JR.
Executive Vice President for Policy & Legal Affairs
and General Counsel
Mutual Fund Directors Forum
Director since 2009

DAVID B. SPEER
Chairman & Chief Executive Officer
Illinois Tool Works Inc.
Director since 2005

PAMELA B. STROBEL
Retired Executive Vice President and
Chief Administrative Officer
Exelon Corporation
Director since 2008

KEVIN M. WARREN
President, U.S. Customer Operations
Xerox Corporation
Director since 2010

ANRÉ D. WILLIAMS
President, Global Commercial Card
American Express Company
Director since 2010

Eleven-Year Financial Summary

DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2010	2009	2008
INCOME:			
Operating revenues	$ 15,870,376	13,877,068	17,100,341
Operating income	$ 2,356,678	1,385,979	2,501,286
Income from continuing operations before income taxes	$ 2,211,993	1,213,790	2,351,538
Income taxes	$ 684,800	244,300	660,445
Income from continuing operations	$ 1,527,193	969,490	1,691,093
Income (loss) from discontinued operations (net of tax)	$ -	(22,481)	(172,090)
Cumulative effect of changes in accounting principles (net of tax)	$ -	-	-
Net income	$ 1,527,193	947,009	1,519,003
Net income per common share - assuming dilution:			
Income from continuing operations	$ 3.03	1.93	3.24
Income (loss) from discontinued operations	$ -	(0.04)	(0.33)
Cumulative effect of changes in accounting principle	$ -	-	-
Net income	$ 3.03	1.89	2.91
FINANCIAL POSITION:			
Net working capital	$ 2,874,809	2,838,957	928,886
Net plant and equipment	$ 2,023,045	2,136,527	2,109,432
Total assets	$ 16,250,273	16,081,984	15,203,551
Long-term debt	$ 2,511,959	2,914,874	1,247,883
Total debt	$ 2,829,746	3,128,555	3,681,856
Total Invested capital	$ 11,020,954	10,627,659	10,613,997
Stockholders' equity	$ 9,318,246	8,817,876	7,675,091
CASH FLOW:			
Free operating cash flow	$ 1,274,618	1,899,487	1,859,912
Cash dividends paid	$ 636,200	619,681	598,690
Dividends paid per share	$ 1.270	1.240	1.150
Dividends declared per share	$ 1.300	1.240	1.180
Plant and equipment additions	$ 286,172	247,102	362,312
Depreciation	$ 334,388	366,127	367,615
Amortization and impairment of goodwill and other intangible assets	$ 213,890	308,798	324,292
FINANCIAL RATIOS:			
Operating income margin	% 14.8	10.0	14.6
Return on average stockholders' equity	% 16.8	11.8	19.9
Return on average invested capital	% 15.3	10.7	16.0
Book value per share	$ 18.85	17.55	15.38
Total debt to total capitalization	% 23.2	26.2	32.4
OTHER DATA:			
Market price per share at year-end	$ 53.40	47.99	35.05
Shares outstanding at December 31	497,744	502,336	499,115
Weighted average shares outstanding	500,772	500,177	518,609
Research and development expenses	$ 220,462	198,536	212,658
Employees at December 31	61,000	59,000	65,000
Number of acquisitions	24	20	50
Cash paid for acquisitions	$ 433,403	281,674	1,546,982

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting.

DIVIDENDS DECLARED PER SHARE (IN DOLLARS)


$1.40
1.20
1.00
0.8
0.6
0.4
0.2
0
00 01 02 03 04 05 06 07 08 09 10

MARKET PRICE AT YEAR-END (IN DOLLARS)


$60
50
40
30
20
10
0
00 01 02 03 04 05 06 07 08 09 10

OPERATING INCOME MARGIN (IN PERCENT)


20%
15
10
5
0
00 01 02 03 04 05 06 07 08 09 10

INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE (IN DOLLARS)


$4
3
2
1
0
00 01 02 03 04 05 06 07 08 09 10

2007	2006	2005	2004	2003	2002	2001	2000
16,110,267	13,788,346	12,540,360	11,336,102	9,662,593	9,063,231	8,911,243	9,153,777
2,627,766	2,385,391	2,115,230	1,905,517	1,493,323	1,379,970	1,187,687	1,454,594
2,583,940	2,390,975	2,156,241	1,980,239	1,556,093	1,407,003	1,196,687	1,460,081
756,249	710,424	675,806	650,101	529,697	493,042	416,688	513,736
1,827,691	1,680,551	1,480,435	1,330,138	1,026,396	913,961	779,999	946,345
42,171	37,195	14,434	8,556	(2,716)	20,522	25,660	11,635
-	-	-	-	-	(221,891)	-	-
1,869,862	1,717,746	1,494,869	1,338,694	1,023,680	712,592	805,659	957,980
3.29	2.95	2.57	2.18	1.66	1.48	1.27	1.55
0.08	0.07	0.03	0.01	(0.00)	0.03	0.04	0.02
-	-	-	-	-	(0.36)	-	-
3.36	3.01	2.60	2.20	1.66	1.16	1.32	1.57
3,205,370	2,569,821	2,110,874	2,471,227	3,294,299	2,276,401	1,587,332	1,511,451
2,194,010	2,053,457	1,807,109	1,876,875	1,728,638	1,631,249	1,633,690	1,629,883
15,525,862	13,880,439	11,445,643	11,351,934	11,193,321	10,623,101	9,822,349	9,514,847
1,888,839	955,610	958,321	921,098	920,360	1,460,381	1,267,141	1,549,038
2,299,351	1,418,331	1,211,220	1,124,621	976,454	1,581,985	1,580,588	1,974,827
10,830,058	9,849,356	8,392,897	8,089,817	7,190,735	7,183,372	7,354,877	7,254,860
9,358,231	9,021,232	7,552,094	7,632,586	7,898,764	6,659,074	6,056,513	5,431,328
2,130,942	1,765,022	1,558,441	1,254,237	1,110,429	1,017,332	1,094,464	809,617
502,430	398,846	335,092	304,581	285,399	272,319	249,141	223,009
0.910	0.705	0.585	0.500	0.465	0.445	0.410	0.370
0.980	0.750	0.610	0.520	0.470	0.450	0.420	0.380
353,355	301,006	293,102	282,560	258,312	271,424	256,562	305,954
363,701	319,362	299,232	294,162	282,277	277,819	281,723	272,660
161,043	124,544	83,842	59,121	24,276	27,933	104,585	118,905
16.3	17.3	16.9	16.8	15.5	15.2	13.3	15.9
19.9	20.3	19.5	17.1	14.1	14.4	13.6	18.4
18.0	18.3	17.6	16.8	13.7	12.3	10.6	13.7
17.65	16.15	13.45	13.06	12.80	10.86	9.93	8.98
19.7	13.6	13.8	12.8	11.0	19.2	20.7	26.7
53.54	46.19	44.00	46.34	41.96	32.43	33.86	29.78
530,097	558,750	561,627	584,457	617,273	613,166	609,853	604,897
551,549	565,632	571,058	604,752	614,138	612,313	608,224	603,147
197,595	145,438	126,305	121,655	104,967	99,061	100,311	104,785
60,000	55,000	50,000	49,000	47,500	48,700	52,000	55,300
52	53	22	24	28	21	29	45
812,757	1,378,708	626,922	587,783	203,726	188,234	556,199	798,838

RETURN ON AVERAGE STOCKHOLDERS' EQUITY (IN PERCENT)


25%
20
15
10
5
0
00 01 02 03 04 05 06 07 08 09 10

RETURN ON AVERAGE INVESTED CAPITAL (IN PERCENT)


20%
15
10
5
0
00 01 02 03 04 05 06 07 08 09 10

FREE OPERATING CASH FLOW (IN MILLIONS OF DOLLARS)


$2500
2000
1500
1000
500
0
00 01 02 03 04 05 06 07 08 09 10

TOTAL DEBT TO TOTAL CAPITALIZATION (IN PERCENT)


35%
30
25
20
15
10
5
0
00 01 02 03 04 05 06 07 08 09 10

Corporate Information

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

AUDITORS
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606

COMMON STOCK
ITW common stock is listed on the
New York Stock Exchange
Symbol—ITW

ANNUAL MEETING
Friday, May 6, 2011, 3:00 p.m.
The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603

STOCK AND DIVIDEND ACTION
The Company's dividend guideline provides for the dividend payout rate to be in a range of 30 to 45 percent of the Company's last two years' average free operating cash flow. Effective with the October 13, 2010 payment, the quarterly cash dividend on ITW common stock was increased to 34 cents per share. This dividend represents an estimated payout of 34 percent of the trailing two years' average free operating cash flow. ITW's annual dividend payment has increased 47 consecutive years, except during a period of government controls in 1971.

DIVIDEND REINVESTMENT PLAN
The ITW Common Stock Dividend Reinvestment Plan enables registered shareholders to reinvest the ITW dividends they receive in additional shares of common stock of the Company at no additional cost. Participation in the plan is voluntary, and shareholders may join or withdraw at any time. The plan also allows for additional voluntary cash investments in any amount from $100 to $10,000 per month. For a brochure and full details of the program, please direct inquiries to:

COMPUTERSHARE TRUST COMPANY, N.A.
Dividend Reinvestment Service
250 Royall Street
Canton, MA 02021
888.829.7424

SHAREHOLDER INFORMATION
Questions regarding stock ownership, dividend payments or change of address should be directed to the Company's transfer agent, Computershare Trust Company, N.A.

For additional assistance regarding stock holdings, please contact:
Kathleen Nuzzi
Shareholder Relations
847.657.4929

Security analysts and investment professionals should contact:
John L. Brooklier
Vice President of Investor Relations
847.657.4104

MEDIA INQUIRES
Please contact:
Alison Donnelly
Corporate Communications Manager
847.657.4565

CORPORATE GOVERNANCE
On June 7, 2010, the Company's Chairman & Chief Executive Officer certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards. The Company has provided certifications by the Chairman & Chief Executive Officer and the Senior Vice President & Chief Financial Officer regarding the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 in its 2010 Annual Report on Form 10-K.

TRADEMARKS
Certain trademarks in this publication are owned or licensed by Illinois Tool Works Inc. or its wholly owned subsidiaries.

HI-CONE RECYCLING
ITW Hi-Cone, manufacturer of recyclable multi-pack ring carriers, offers assistance to schools, offices and communities interested in establishing carrier collection programs.

For more information, please contact:

ITW HI-CONE
1140 West Bryn Mawr Avenue
Itasca, IL 60143
630.438.5300
www.hi-cone.com

Outside the United States, contact:

ITW HI-CONE (ITW LIMITED)
Abbey House
1650 Arlington Business Park
Theale
RG7 4SA Berkshire, United Kingdom
44.1189.298082

ITW HI-CONE (ITW ESPAÑA)
Polg. Ind. Congost P-5, Naves 7-8-9,
08530 La Garriga, Barcelona, Spain
34.93.860.5020

SIGNODE PLASTIC STRAP RECYCLING AND PET BOTTLE COLLECTION PROGRAMS
Some of Signode's plastic strapping is made from post-consumer strapping and PET beverage bottles. The Company has collection programs for both these materials. For more information about post-consumer strapping recycling and post-consumer PET bottles (large volume only), please contact:

ITW SIGNODE
7080 Industrial Road
Florence, KY 41042
859.342.6400

INTERNET HOME PAGE
www.itw.com

DESIGN
Smith Design Co.
Evanston, Illinois

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-4797

ILLINOIS TOOL WORKS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**36-1258310** (I.R.S. Employer Identification No.)
3600 W. Lake Avenue, Glenview, Illinois (Address of Principal Executive Offices)	**60026-1215** (Zip Code)

Registrant's telephone number, including area code: **(847) 724-7500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (234.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X Accelerated filer ___

Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2010 was approximately $17,100,000,000 based on the New York Stock Exchange closing sales price as of June 30, 2010.

Shares of Common Stock outstanding at January 31, 2011: 498,419,391.

Documents Incorporated by Reference

2011 Proxy Statement for Annual Meeting of Stockholders to be held on May 6, 2011. . . . . Part III

PART I

ITEM 1. *Business*

General

Illinois Tool Works Inc. (the "Company" or "ITW") was founded in 1912 and incorporated in 1915. The Company is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 57 countries. These businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following eight external reportable segments:

Transportation: Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products and services include:

- metal and plastic components, fasteners and assemblies for automobiles and light trucks;
- fluids and polymers for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair;
- polyester coatings and patch and repair products for the marine industry; and
- truck remanufacturing and related parts and service.

Industrial Packaging: Businesses in this segment produce steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

Power Systems & Electronics: Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging; and
- airport ground support equipment.

Food Equipment: Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products and services include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales;
- kitchen exhaust, ventilation and pollution control systems; and
- food equipment service, maintenance and repair.

Construction Products: Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood and metal applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

Polymers & Fluids: Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids which clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications;
- hand wipes and cleaners for industrial applications; and
- pressure sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.

Decorative Surfaces: Businesses in this segment produce decorative surfacing materials for furniture, office and retail space, countertops and other applications.

In the Decorative Surfaces segment, products include:

- decorative high-pressure laminate for furniture, office and retail space, and countertops; and
- high-pressure laminate worktops.

All Other: This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials and structures;
- plastic reclosable packaging for consumer food storage;
- plastic reclosable bags for storage of clothes and home goods;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- swabs, wipes and mats for clean room usage;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables;
- paint spray and adhesive dispensing equipment;
- static and contamination control equipment; and
- line integration, conveyor systems and line automation for the food and beverage industries.

80/20 Business Process

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.

- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

Discontinued Operations

In August 2008, the Company's Board of Directors authorized the divestiture of the Click Commerce industrial software business, which was previously reported in the All Other segment. In the second quarter of 2009, the Company completed the sale of the Click Commerce business. Additionally, the Company completed the divestiture of an automotive components business in 2009, a consumer packaging business in 2008, an automotive machinery business and a consumer packaging business in 2007, and a construction business in 2006.

Current Year Developments

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Information about Segments and Markets

Segment and operating results of the segments are included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Segment Information note in Item 8. Financial Statements and Supplementary Data.

The principal end markets served by the Company's eight segments by percentage of revenue are as follows:

End Markets Served	Transportation	Industrial Packaging	Power Systems & Electronics	Food Equipment	Construction Products	Polymers & Fluids	Decorative Surfaces	All Other	Total Company
Commercial Construction	1%	7%	5%	—%	23%	10%	58%	1%	9%
Residential Construction	—	2	1	—	45	2	11	1	6
Renovation Construction	—	—	—	—	28	1	30	—	5
General Industrial	3	24	46	—	3	27	1	26	17
Automotive OEM/Tiers	61	1	3	—	—	5	—	4	11
Automotive Aftermarket	25	1	1	—	—	10	—	1	5
Food Institutional/Restaurant	—	—	—	45	—	1	—	—	5
Food Service	—	1	—	34	—	2	—	2	5
Food Retail	—	—	—	16	—	—	—	3	3
Consumer Durables	1	2	2	—	—	5	—	14	4
Food & Beverage	—	13	1	1	—	2	—	17	6
Electronics	—	1	17	—	—	5	—	6	4
Primary Metals	—	22	2	—	—	2	—	1	4
Other	9	26	22	4	1	28	—	24	16
	100%	100%	100%	100%	100%	100%	100%	100%	100%

"Other" includes several end markets, some of which are maintenance repair and operations, or "MRO", printing and publishing, and paper products.

The Company's businesses primarily distribute their products directly to industrial manufacturers and through independent distributors.

Backlog

Backlog generally is not considered a significant factor in the Company's businesses as relatively short delivery periods and rapid inventory turnover are characteristic of most of its products. Backlog by segment as of December 31, 2010 and 2009 is summarized as follows:

In Thousands	2010	2009
Transportation	$ 276,000	$ 225,000
Industrial Packaging	121,000	113,000
Power Systems & Electronics	138,000	125,000
Food Equipment	204,000	179,000
Construction Products	33,000	24,000
Polymers & Fluids	83,000	73,000
Decorative Surfaces	29,000	19,000
All Other	462,000	340,000
Total	$1,346,000	$1,098,000

Backlog orders scheduled for shipment beyond calendar year 2011 were not material as of December 31, 2010.

The information set forth below is applicable to all industry segments of the Company unless otherwise noted:

Competition

With operations in 57 countries, the Company has a wide diversity of products in a myriad of markets, many of which are fragmented, and we encounter a wide variety of competitors that vary by product line, end market and geographic area. Our competitors include many regional or specialized companies, as well as large U.S. and non-U.S. companies or divisions of large companies. Each of our segments generally has several main competitors and numerous smaller ones in most of their end markets and geographic areas. In addition, our Decorative Surfaces and Power Systems & Electronics segments each has one global competitor and numerous smaller regional competitors.

In virtually all segments, we compete on the basis of product innovation, product quality, brand preference, service delivery and price. Technical capability is also a competitive factor in most of our segments. We believe that for each of our segments, our primary competitive advantages derive from our decentralized operating structure, which creates a strong focus on end markets and customers at the local level, enabling our businesses to respond rapidly to market dynamics. This structure enables our business units to drive operational excellence utilizing our 80/20 business process and leverages our product innovation capabilities. We also believe that our global footprint is a competitive advantage in many of our markets, especially in our Transportation and Decorative Surfaces segments.

Raw Materials

The Company uses raw materials of various types, primarily steel, resins, chemicals and paper, that are available from numerous commercial sources. The availability of materials and energy has not resulted in any significant business interruptions or other major problems, and no such problems are currently anticipated.

Research and Development

The Company's growth has resulted from developing new and improved products, broadening the application of established products, continuing efforts to improve and develop new methods, processes and equipment, and from acquisitions. Many new products are designed to reduce customers' costs by eliminating steps in their manufacturing processes, reducing the number of parts in an assembly, or by improving the quality of customers' assembled products. Typically, the development of such products is accomplished by working closely with customers on specific applications. Research and development expenses were $220,462,000 in 2010, $198,536,000 in 2009 and $212,658,000 in 2008.

Intellectual Property

The Company owns approximately 3,800 unexpired United States patents and 8,800 foreign patents covering articles, methods and machines. In addition, the Company has approximately 1,800 applications for patents pending in the United States Patent Office and 5,100 pending foreign patent offices, but there is no assurance that any of these patents will be issued. The Company maintains an active patent department for the administration of patents and processing of patent applications.

The Company believes that many of its patents are valuable and important; however, the expiration of any one of the Company's patents would not have a material effect on the Company's results of operations or financial position. The Company also credits its leadership in the markets it serves to engineering capability; manufacturing techniques; skills and efficiency; marketing and sales promotion; and service and delivery of quality products to its customers.

In addition to patents, many of the Company's products and services are sold under various owned or licensed trademarks, which are important to the Company in the aggregate. Some of the Company's more significant trademarks include ITW, which is also used in conjunction with many of its businesses; Deltar and Shakeproof in the Transportation segment; Signode in the Industrial Packaging segment; Miller in the Power Systems & Electronics segment; Hobart in the Food Equipment segment; Paslode in the Construction Products segment; and Wilsonart in the Decorative Surfaces segment.

Environmental

The Company believes that its manufacturing plants and equipment are in substantial compliance with all applicable environmental regulations. Additional measures to maintain compliance are not expected to materially affect the Company's capital expenditures, competitive position, financial position or results of operations.

Various legislative and administrative regulations concerning environmental issues have become effective or are under consideration in many parts of the world relating to manufacturing processes and the sale or use of certain products. To date, such developments have not had a substantial adverse impact on the Company's revenues or earnings. The Company has made considerable efforts to develop and sell environmentally compatible products.

Employees

The Company employed approximately 61,000 persons as of December 31, 2010 and considers its employee relations to be excellent.

International

The Company's international operations include subsidiaries and joint ventures in 56 foreign countries on six continents. These operations serve such end markets as construction, general industrial, automotive, food institutional/restaurant and service, food and beverage, electronics, consumer durables, primary metals, and others on a worldwide basis. The Company's revenues from sales to customers outside the United States were approximately 58% of revenues in 2010, 57% of revenues in 2009 and 58% of revenues in 2008.

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Segment Information note in Item 8. Financial Statements and Supplementary Data for additional information on international activities. International operations are subject to certain risks inherent in conducting business in foreign countries, including price controls, exchange controls, limitations on participation in local enterprises, nationalization, expropriation and other governmental action, and changes in currency exchange rates. Additional risks of our international operations are described under "Item 1A. Risk Factors."

Executive Officers

Executive Officers of the Company as of February 25, 2011 were as follows:

Name	Office	Age
Sharon M. Brady	Senior Vice President, Human Resources	60
Robert E. Brunner	Executive Vice President	53
Timothy J. Gardner	Executive Vice President	55
Philip M. Gresh, Jr.	Executive Vice President	62
Thomas J. Hansen	Vice Chairman	62
Craig A. Hindman	Executive Vice President	56
Ronald D. Kropp	Senior Vice President & Chief Financial Officer	45
Roland M. Martel	Executive Vice President	56
Steven L. Martindale	Executive Vice President	54
Sundaram Nagarajan	Executive Vice President	48
Christopher O'Herlihy	Executive Vice President	47
David C. Parry	Vice Chairman	57
E. Scott Santi	Vice Chairman	49
Randall J. Scheuneman	Vice President & Chief Accounting Officer	43
David B. Speer	Chairman & Chief Executive Officer	59
Allan C. Sutherland	Senior Vice President, Taxes & Investments	47
Juan Valls	Executive Vice President	49
Jane L. Warner	Executive Vice President	64
James H. Wooten, Jr.	Senior Vice President, General Counsel & Corporate Secretary	62

The executive officers of the Company serve at the pleasure of the Board of Directors. Except for Mses. Brady and Warner and Messrs. Brunner, Gardner, Martel, Martindale, Nagarajan, O'Herlihy, Parry, Scheuneman and Valls, each of the foregoing officers has been employed by the Company in various elected executive capacities for more than five years. Ms. Brady was elected Senior Vice President of Human Resources in 2006. From 1998 to 2006, she was Vice President and Chief Human Resource Officer of Snap-On Inc. Ms. Warner was elected Executive Vice President in 2007. Prior to joining the Company in 2005 as President of the worldwide finishing businesses, she was President of Plexus Systems and a Vice President of EDS. Mr. Brunner was elected Executive Vice President in 2006. He joined the Company in 1980 and has held various management positions with the automotive fasteners businesses. Mr. Gardner was elected Executive Vice President in 2009. He joined the Company in 1997 and has held various sales and management positions in the consumer packaging businesses. Most recently, he served as Group President of the consumer packaging businesses. Mr. Martel was elected Executive Vice President in 2006. He joined the Company in 1994 and has held various management positions in the automotive and metal components businesses. Mr. Martindale was elected Executive Vice President in 2008. Prior to joining the Company in 2005 as President of the test and measurement businesses, he was Chief Financial Officer and Chief Operating Officer of Instron. Mr. Nagarajan was elected Executive Vice President in 2010. He joined the Company in 1991 and has held various engineering and management positions in the welding businesses. Most recently, he served as Group President, within the welding businesses. Mr. O'Herlihy was elected Executive Vice President in 2010. He joined the Company in 1989 and has held various operational, management and leadership positions of increasing responsibility. Most recently he served as President, international food equipment businesses. Mr. Parry was elected Vice Chairman in 2010. Previously he was elected Executive Vice President in 2006. He joined the Company in 1994 and has held various management positions in the performance polymers businesses. Mr. Scheuneman was appointed Vice

President and Chief Accounting Officer in 2009. Prior to joining the Company in 2009, he held several financial leadership positions at W.W. Grainger, Inc., including Vice President, Finance, for the Lab Safety Supply business from 2006 to 2009, and Vice President, Internal Audit, from 2002 to 2006. He was appointed Principal Accounting Officer in 2009. Mr. Valls was elected Executive Vice President in 2007. Prior to this, he was Vice President and General Manager of ITW Delfast International. He joined the Company in 1989 and has held various management positions in the European automotive businesses.

Available Information

The Company electronically files reports with the Securities and Exchange Commission (SEC). The public may read and copy any materials the Company has filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are also available free of charge through the Company's website (www.itw.com), as soon as reasonably practicable after electronically filing with or otherwise furnishing such information to the SEC, and are available in print to any shareholder who requests it. Also posted on the Company's website are the following:

- Statement of Principles of Conduct;
- Code of Ethics for CEO and key financial and accounting personnel;
- Charters of the Audit, Corporate Governance and Nominating and Compensation Committees of the Board of Directors; and
- Corporate Governance Guidelines.

ITEM 1A. *Risk Factors*

The Company's business, financial condition, results of operations and cash flows are subject to various risks, including, but not limited to those set forth below, which could cause actual results to vary materially from recent results or from anticipated future results. These risk factors should be considered together with information included elsewhere in this Annual Report on Form 10-K.

An interruption or slowdown of economic recovery in the markets served by the Company could adversely affect our business operating results or financial condition.

Although recently most of our end markets have shown significant recovery from the global recession, we cannot be certain that the recovery will continue globally as anticipated. An interruption or slowdown of the economic recovery in one or more of our significant markets could have an adverse effect on the Company's business, results of operations or financial condition.

The global nature of our operations subjects the Company to political and economic risks that could adversely affect our business, results of operations or financial condition.

The Company currently operates in 57 countries. In 2010, approximately 58% of the Company's revenues were generated from sales to customers outside of the United States. As the Company continues to expand its global footprint, these sales may represent an increasing portion of the Company's revenues. The risks inherent in our global operations include:

- fluctuation in currency exchange rates;
- limitations on ownership and on repatriation of earnings;
- transportation delays and interruptions;
- political, social and economic instability and disruptions;
- government embargoes or foreign trade restrictions;
- the imposition of duties and tariffs and other trade barriers;

- import and export controls;
- labor unrest and current and changing regulatory environments;
- the potential for nationalization of enterprises;
- difficulties in staffing and managing multi-national operations;
- limitations on its ability to enforce legal rights and remedies; and
- potentially adverse tax consequences.

If the Company is unable to successfully manage these and other risks associated with managing and expanding its international businesses, the risks could have a material adverse effect on the Company's business, results of operations or financial condition.

Our acquisition of businesses could negatively impact our profitability and return on invested capital.

As part of our business strategy, we acquire businesses in the ordinary course. Our acquisitions involve a number of risks and financial, accounting, managerial and operational challenges, including the following, any of which could adversely affect our growth and profitability:

- Any acquired business, technology, service or product could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable.
- Acquisitions could cause our financial results to differ from our expectations in any given fiscal period, or over the long term.
- Acquisition-related earnings charges could adversely impact operating results.
- Acquisitions could place unanticipated demands on our management, operational resources and financial and internal control systems.
- We may assume unknown liabilities, known contingent liabilities that become realized or known liabilities that prove greater than anticipated. The realization of any of these liabilities may increase our expenses or adversely affect our financial position.
- As a result of our acquisitions, we have recorded significant goodwill and other identifiable intangible assets on our balance sheet. If we are not able to realize the value of these assets, we may incur charges relating to the impairment of these assets.

We may incur fines or penalties, damage to our reputation or other adverse consequences if our employees, agents or business partners violate anti-bribery or other laws.

We cannot provide assurance that our internal controls will always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including anti-bribery laws, competition, and export and import compliance. Any such improper actions could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against us or our subsidiaries, and could damage our reputation.

A significant fluctuation between the U.S. dollar and other currencies could adversely impact our operating income.

Although the Company's financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in other currencies, with the largest concentration of foreign sales occurring in Europe. The Company's profitability is affected by movements of the U.S. dollar against the euro and other foreign currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. dollar against foreign currencies, could have an adverse effect on our profitability and financial condition.

Diminished credit availability could adversely impact our ability to readily obtain financing or to obtain cost-effective financing.

A deterioration in world financial markets and decreases in credit availability could make it more difficult for us to obtain financing when desired or cause the cost of financing to increase.

Raw material price increases and supply shortages could adversely affect results.

The supply of raw materials to the Company and to its component parts suppliers could be interrupted for a variety of reasons, including availability and pricing. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect the Company's results of operations and profit margins. Due to pricing pressure or other factors, the Company may not be able to pass along increased raw material and components parts prices to its customers in the form of price increases or its ability to do so could be delayed. Consequently, its results of operations and financial condition may be adversely affected.

If the Company is unable to successfully introduce new products or adequately protect its intellectual property, its future growth may be adversely affected.

The Company's ability to develop new products based on innovation can affect its competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new products and technologies may reduce future revenues and adversely affect the Company's competitive position.

Protecting the Company's intellectual property is critical to its innovation efforts. The Company owns a number of patents, trademarks and licenses related to its products and has exclusive and non-exclusive rights under patents owned by others. The Company's intellectual property may be challenged or infringed upon by third parties, particularly in countries where property rights are not highly developed or protected, or the Company may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. Unauthorized use of the Company's intellectual property rights or inability to preserve existing intellectual property rights could adversely impact the Company's competitive position and results of operations.

An unfavorable environment for making acquisitions may adversely affect the Company's growth rate.

The Company has historically followed a strategy of identifying and acquiring businesses with complementary products and services as well as larger acquisitions that represent potential new platforms. There can be no assurance that the Company will be able to continue to find suitable businesses to purchase or that it will be able to acquire such businesses on acceptable terms. If the Company is unsuccessful in its efforts, its growth rate could be adversely affected.

Unfavorable tax law changes and tax authority rulings may adversely affect results.

The Company is subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are based on the income and expenses in various tax jurisdictions. The Company's effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, future financial results may include unfavorable tax adjustments.

Our defined benefit pension plans are subject to financial market risks that could adversely affect our results of operations and cash flows.

The performance of the financial markets and interest rates impact our funding obligations under our defined benefit pension plans. Significant changes in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets may increase our funding obligations and adversely impact our results of operations and cash flows.

Potential adverse outcome in legal proceedings may adversely affect results.

The Company's businesses expose it to potential toxic tort and other types of product liability claims that are inherent in the design, manufacture and sale of its products and the products of third-party vendors. The Company currently maintains insurance programs consisting of self insurance up to certain limits and excess insurance coverage for claims over established limits. There can be no assurance that the Company will be able to obtain insurance on acceptable terms or that its insurance programs will provide adequate protection against actual losses. In addition, the Company is subject to the risk that one or more of its insurers may become insolvent and become unable to pay claims that may be made in the future. Even if it maintains adequate insurance programs, successful claims could have a material adverse effect on the Company's financial condition, liquidity and results of operations and on its ability to obtain suitable, adequate or cost-effective insurance in the future.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "guidance," "forecast," and other similar words, including, without limitation, statements regarding the availability of raw materials and energy, the expiration of any one of the Company's patents, the cost of compliance with environmental regulations, the anticipated improvement of worldwide end markets in 2011, the adequacy of internally generated funds and credit facilities, the meeting of dividend payout objectives, the ability to fund debt service obligations, the Company's portion of future benefit payments related to pension and postretirement benefits, expected contributions to defined benefit plans, the availability of additional financing, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements and the estimated timing and amount related to the resolution of tax matters. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include those risks described above. These risks are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITW practices fair disclosure for all interested parties. Investors should be aware that while ITW regularly communicates with securities analysts and other investment professionals, it is against ITW's policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that ITW agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

ITEM 1B. ***Unresolved Staff Comments***

Not applicable.

ITEM 2. *Properties*

As of December 31, 2010, the Company operated the following plants and office facilities, excluding regional sales offices and warehouse facilities:

	Number of Properties	Floor Space		
		Owned	Leased	Total
		(In millions of square feet)		
Transportation	105	4.6	2.5	7.1
Industrial Packaging	114	7.5	3.2	10.7
Power Systems & Electronics	77	5.1	1.2	6.3
Food Equipment	45	3.6	0.7	4.3
Construction Products	89	2.9	1.5	4.4
Polymers & Fluids	87	1.6	1.5	3.1
Decorative Surfaces	12	4.1	—	4.1
All Other	183	6.7	3.3	10.0
Corporate	38	4.3	0.2	4.5
Total	750	40.4	14.1	54.5

The principal plants outside of the U.S. are in Australia, Belgium, Brazil, Canada, China, Czech Republic, Denmark, France, Germany, Ireland, Italy, Netherlands, Spain, Switzerland and the United Kingdom.

The Company's properties are primarily of steel, brick or concrete construction and are maintained in good operating condition. Productive capacity, in general, currently exceeds operating levels. Capacity levels are somewhat flexible based on the number of shifts operated and on the number of overtime hours worked. The Company adds productive capacity from time to time as required by increased demand. Additions to capacity can be made within a reasonable period of time due to the nature of the businesses.

ITEM 3. *Legal Proceedings*

Not applicable.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Common Stock Price and Dividend Data — The common stock of Illinois Tool Works Inc. was listed on the New York Stock Exchange for 2010 and 2009. Quarterly market price and dividend data for 2010 and 2009 were as shown below:

	Market Price Per Share		Dividends Declared
	High	Low	Per Share
2010:			
Fourth quarter	$53.89	$45.57	$.34
Third quarter	47.67	40.33	.34
Second quarter	52.72	41.05	.31
First quarter	50.15	41.94	.31
2009:			
Fourth quarter	$51.16	$40.77	$.31
Third quarter	44.91	34.47	.31
Second quarter	38.97	29.69	.31
First quarter	37.47	25.60	.31

The approximate number of holders of record of common stock as of January 31, 2011 was 9,879. This number does not include beneficial owners of the Company's securities held in the name of nominees.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*


$180
$150
$120
$90
$60
$30
$0
12/05
12/06
12/07
12/08
12/09
12/10
Illinois Tool Works Inc.
S&P 500
S&P Industrial Conglomerates
S&P Industrial Machinery

* **$100 invested on 12/31/05 in stock or index funds, including reinvestment of dividends. Fiscal year ending December 31.**

ITEM 6. *Selected Financial Data*

In Thousands (except per share amounts)	2010	2009	2008	2007	2006
Operating revenues	$15,870,376	$13,877,068	$17,100,341	$16,110,267	$13,788,346
Income from continuing operations	1,527,193	969,490	1,691,093	1,827,691	1,680,551
Income from continuing operations per common share:					
Basic	3.05	1.94	3.26	3.31	2.97
Diluted	3.03	1.93	3.24	3.29	2.95
Total assets at year-end	16,250,273	16,081,984	15,203,551	15,525,862	13,880,439
Long-term debt at year-end	2,511,959	2,914,874	1,247,883	1,888,839	955,610
Cash dividends declared per common share	1.30	1.24	1.18	.98	.75

Certain reclassifications of prior years' data have been made to conform to current year reporting.

On January 1, 2009, the Company adopted new accounting guidance related to business combinations. The new accounting guidance requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. This new guidance also requires prospectively that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as post-acquisition expenses; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. Refer to the Acquisitions note in Item 8. Financial Statements and Supplementary Data for discussion of the change in accounting principle.

On January 1, 2009, the Company adopted new accounting guidance on fair value measurements for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The new accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and provides guidance for measuring fair values and the necessary disclosures. Refer to the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for discussion of the change in accounting principle.

On January 1, 2008, the Company adopted new accounting guidance related to defined benefit plans which required the Company to change its measurement date to correspond with the Company's fiscal year-end. The Company previously used a September 30 measurement date. Refer to the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for discussion of the effect of the change in accounting principle.

On January 1, 2007, the Company adopted new accounting guidance that addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease.

Information on the comparability of results is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

INTRODUCTION

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 57 countries. These businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following eight external reportable segments: Transportation; Industrial Packaging; Power Systems & Electronics; Food Equipment; Construction Products; Polymers & Fluids; Decorative Surfaces; and All Other.

Due to the large number of diverse businesses and the Company's highly decentralized operating style, the Company does not require its businesses to provide detailed information on operating results. Instead, the Company's corporate management collects data on several key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables and return on invested capital. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, restructuring costs, goodwill and intangible asset impairment charges, and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company's results of operations for more than 12 months. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's operations utilize the 80/20 process in various aspects of their businesses. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

CONSOLIDATED RESULTS OF OPERATIONS

The Company's consolidated results of operations for 2010, 2009 and 2008 are summarized as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$15,870,376	$13,877,068	$17,100,341
Operating income	2,356,678	1,385,979	2,501,286
Margin %	14.8%	10.0%	14.6%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	10.8%	44.2%	3.0%	(18.4)%	(51.8)%	(6.0)%
Changes in variable margins and overhead costs	—	6.0	0.6	—	21.2	3.8
	10.8	50.2	3.6	(18.4)	(30.6)	(2.2)
Acquisitions and divestitures	3.0	1.9	(0.2)	4.2	—	(0.6)
Restructuring costs	—	8.9	0.8	—	(4.1)	(0.7)
Impairment of goodwill and intangibles	—	7.5	0.7	—	(4.1)	(0.7)
Translation	0.8	1.5	—	(4.8)	(5.8)	(0.4)
Other	(0.2)	—	(0.1)	0.2	—	—
	14.4%	70.0%	4.8%	(18.8)%	(44.6)%	(4.6)%

Operating Revenues

Revenues increased 14.4% in 2010 versus 2009 primarily due to higher base revenues and revenues from acquisitions. Base revenues increased 10.8% in 2010 versus 2009 as the Company saw improvement in macroeconomic indices across many geographies as worldwide end markets began to recover from the global recession. North American and international base revenues increased 10.9% and 10.4%, respectively, in 2010 versus 2009. End markets associated with transportation, welding, industrial packaging and PC board/ electronics showed improvement in 2010. The company anticipates continued macroeconomic improvement in 2011.

Revenues decreased 18.8% in 2009 versus 2008 primarily due to lower base revenues and the unfavorable effect of currency translation, mainly due to the strengthening of the dollar, partially offset by revenues from acquisitions. Total base revenues declined 18.4% in 2009 versus 2008. Base revenues declined 21.6% and 14.9% for North American and international businesses, respectively, as both were adversely affected by the global recession and weak industrial production in related end markets throughout 2009.

Operating Income

Operating income increased 70.0% in 2010 versus 2009 primarily due to the increase in base revenues, lower restructuring expenses, and 2009 goodwill and intangible asset impairment charges. Base margins increased 360 basis points primarily due to positive leverage from the increase in base revenues. Additionally, benefits from restructuring projects were partially offset by unfavorable selling price versus material cost comparisons. Lower restructuring expenses in 2010 versus 2009 reflect the Company's 2009 efforts to reduce costs in response to weak economic conditions. In 2009, the Company recorded impairment charges of $90.0 million and $15.6 million against goodwill and intangibles, respectively, compared to $1.0 million in intangible asset impairment charges in 2010.

Operating income declined 44.6% in 2009 versus 2008 due to the decline in base revenues, the negative effect of currency translation, increased restructuring expenses and increased goodwill and intangible asset impairment charges. In 2009, the Company recorded impairment charges of $90.0 million and $15.6 million against goodwill and intangibles, respectively. The goodwill and intangible asset impairments were primarily related to new reporting units which were acquired over the last few years before the recent economic downturn. These charges were driven primarily by lower current forecasts compared to the expected forecasts at the time the reporting units were acquired. The higher restructuring expenses reflected the Company's efforts to reduce costs in response to weak economic conditions. Improvements in base variable margins and lower overhead costs increased base margins 380 basis points in 2009, as the cumulative benefits of restructuring projects began to be realized and selling price versus material cost comparisons were favorable. Total margins declined by 460 basis points in 2009 primarily due to the declines in base revenues, restructuring expenses and the goodwill and intangible asset impairment charges.

TRANSPORTATION

Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products and services include:

- metal and plastic components, fasteners and assemblies for automobiles and light trucks;
- fluids and polymers for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair;
- polyester coatings and patch and repair products for the marine industry; and
- truck remanufacturing and related parts and service.

In 2010, this segment primarily served the automotive original equipment manufacturers and tiers (61%) and automotive aftermarket (25%) markets.

The results of operations for the Transportation segment for 2010, 2009 and 2008 were as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$2,531,304	$2,066,446	$2,352,273
Operating income	373,864	143,571	273,088
Margin %	14.8%	6.9%	11.6%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	20.0%	101.4%	4.7%	(16.2)%	(52.2)%	(5.0)%
Changes in variable margins and overhead costs	—	25.5	1.5	—	23.5	3.3
	20.0	126.9	6.2	(16.2)	(28.7)	(1.7)
Acquisitions and divestitures	2.4	8.1	0.2	9.1	(0.6)	(0.9)
Restructuring costs	—	17.7	1.0	—	(4.1)	(0.6)
Impairment of goodwill and intangibles	—	10.0	0.6	—	(5.3)	(0.7)
Translation	0.1	(2.4)	(0.2)	(5.1)	(8.7)	(0.8)
Other	—	0.1	0.1	—	—	—
	22.5%	160.4%	7.9%	(12.2)%	(47.4)%	(4.7)%

Operating Revenues

Revenues increased 22.5% in 2010 versus 2009 primarily due to the increase in base and acquisition revenues. The increase in acquisition revenue was primarily due to the purchase of a North American automotive aftermarket business in the second quarter of 2010. Worldwide automotive base revenues increased 30.6%. North American automotive base revenues increased 37.8% in 2010 versus 2009 primarily due to an increase in auto builds of approximately 39%. International automotive base revenues increased 25.1% primarily due to an increase in European auto builds of approximately 16% and increased product penetration. The automotive aftermarket businesses, which were less impacted in 2009 by the economic downturn, were virtually flat over the prior year. Base revenues for the truck remanufacturing and related parts and service business declined 5.4% over the prior year.

Revenues declined 12.2% in 2009 versus 2008 due to declines in base revenues and the unfavorable effect of currency translation. Acquisition revenues partially mitigated the base revenue decrease and were primarily related to the purchase of a North American truck remanufacturing and related parts and service business in the third quarter of 2008. Worldwide automotive base revenues declined 19.0% for the full year. North American automotive base revenues declined 23.3% in 2009 due to a decline in auto builds of 32%. International automotive base revenues declined 15.4% in 2009 due to a 24% decline in European auto builds. The automotive aftermarket businesses, which were less impacted by the economic downturn, declined 9.5%.

Operating Income

Operating income increased 160.4% in 2010 versus 2009 primarily due to the increase in base revenues, lower restructuring expenses, 2009 goodwill and intangible asset impairment charges, and income from acquisitions. Base margins increased 620 basis points primarily due to the positive leverage effect of the increase in base revenues described above, benefits from restructuring projects and favorable inventory obsolescence expense comparisons. During the third quarter of 2009, a $12.0 million goodwill impairment charge was recorded in the truck remanufacturing and related parts and service business.

Operating income decreased 47.4% in 2009 versus 2008 primarily due to the decline in base revenues described above, the unfavorable effect of currency translation and higher restructuring expenses. In addition, a $12.0 million goodwill impairment charge was recorded in the third quarter of 2009 related to the North American truck remanufacturing and related parts and service business. The increase in restructuring expenses was primarily due to efforts to reduce costs in response to the decline in worldwide automotive production. Total operating margins declined by 470 basis points primarily due to the decline in base revenues described above, partially offset by reductions in overhead expenses, favorable selling price versus material cost comparisons and benefits of restructuring projects.

INDUSTRIAL PACKAGING

Businesses in this segment produce steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

In 2010, this segment primarily served the general industrial (24%), primary metals (22%), food and beverage (13%) and construction (9%) markets.

The results of operations for the Industrial Packaging segment for 2010, 2009 and 2008 were as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$2,276,774	$1,927,442	$2,618,922
Operating income	235,643	88,754	281,134
Margin %	10.3%	4.6%	10.7%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	14.5%	122.1%	4.3%	(21.6)%	(86.4)%	(8.8)%
Changes in variable margins and overhead costs	—	3.6	0.2	—	30.7	4.2
	14.5	125.7	4.5	(21.6)	(55.7)	(4.6)
Acquisitions	2.3	3.6	(0.1)	1.2	(0.2)	(0.2)
Restructuring costs	—	33.3	1.3	—	(4.4)	(0.6)
Impairment of goodwill and intangibles	—	0.4	—	—	—	—
Translation	1.3	2.4	—	(6.0)	(8.1)	(0.7)
Other	—	0.1	—	—	—	—
	18.1%	165.5%	5.7%	(26.4)%	(68.4)%	(6.1)%

Operating Revenues

Revenues increased 18.1% in 2010 versus 2009 due to the increase in base revenues, revenues from acquisitions and the favorable effect of currency translation. Base revenues increased 23.2% for the North American strapping businesses in 2010 largely due to an increase in steel and plastic strap volume driven by improved industrial production demand in key industries including primary metals and general industrial. The international strapping businesses increased 10.5% while worldwide protective packaging increased 16.4% over the prior period. Acquisition revenue increased primarily due to the purchase of a North American protective packaging business in the fourth quarter of 2009.

Revenues decreased 26.4% in 2009 versus 2008 primarily due to lower base revenues and the unfavorable impact of currency translation. Base revenues declined 35.3% for the North American strapping businesses largely due to declines in consumable and equipment volume in key end markets such as primary metals, construction and general industrial. The international strapping businesses declined 25.6% due to the global decrease in industrial production activity. Worldwide stretch and protective packaging declined 13.8% and 1.3%, respectively.

Operating Income

Operating income increased 165.5% in 2010 versus 2009 primarily due to the increase in base revenues and lower restructuring expenses. Base operating margins increased 450 basis points primarily driven by leverage from the increase in base revenues and restructuring benefits, partially offset by unfavorable selling price versus material cost comparisons. Lower restructuring expenses compared to 2009 increased total operating margins by 130 basis points.

Operating income decreased 68.4% in 2009 versus 2008 primarily due to the negative leverage effect of the decline in base revenues described above, the negative effect of currency translation and higher restructuring expenses. Base margins declined 460 basis points primarily due to the decline in base revenues discussed above, partially offset by favorable selling price versus material cost comparisons and reduced overhead costs as the benefits of restructuring projects began to be realized.

POWER SYSTEMS & ELECTRONICS

Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging; and
- airport ground support equipment.

In 2010, this segment primarily served the general industrial (46%), electronics (17%) and construction (6%) markets.

The results of operations for the Power Systems & Electronics segment for 2010, 2009 and 2008 were as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$1,942,054	$1,601,587	$2,334,121
Operating income	410,352	216,863	461,300
Margin %	21.1%	13.5%	19.8%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	19.7%	57.6%	4.3%	(31.4)%	(60.5)%	(8.4)%
Changes in variable margins and overhead costs	—	8.8	1.0	—	20.1	5.8
	19.7	66.4	5.3	(31.4)	(40.4)	(2.6)
Acquisitions	0.3	(0.4)	(0.1)	2.5	(0.9)	(0.8)
Restructuring costs	—	8.3	0.9	—	(3.5)	(1.0)
Impairment of goodwill and intangibles	—	13.1	1.5	—	(6.0)	(1.7)
Translation	1.2	1.8	—	(2.4)	(2.3)	(0.2)
Other	0.1	—	—	(0.1)	0.1	—
	21.3%	89.2%	7.6%	(31.4)%	(53.0)%	(6.3)%

Operating Revenues

Revenues increased 21.3% in 2010 versus 2009 primarily due to growth in base business. Worldwide welding base revenues increased 11.0%. North American welding base business revenues increased 15.9% as end markets began to experience recovery, particularly for heavy equipment OEM's and general manufacturers. Base business revenues for the international welding businesses increased 1.0% in 2010 versus 2009 primarily due to increased oil and gas end market activity, partially offset by declines in Asian shipyard activity. Base revenues for the PC board fabrication businesses increased 71.6% as demand for consumer electronics and capital equipment increased significantly.

Revenues declined 31.4% in 2009 versus 2008 mainly due to declines in base revenues and the negative effect of currency translation. Revenues fell as end market demand declined across the broad spectrum of industries that this segment serves, including key end markets such as commercial construction and general industrial. The revenue decrease was partially offset by 2008 acquisitions, including a welding equipment business and a PC board fabrication business. Worldwide base welding revenues declined 32.6% in 2009. North American welding base businesses declined 36.3% while international welding base businesses declined 23.5%. Base revenues for the electronics businesses fell 29.4% while base revenues in the PC board fabrication businesses fell 44.9%, both largely due to the decline in consumer demand for electronics during 2009.

Operating Income

Operating income increased 89.2% in 2010 versus 2009 mainly due to the favorable leverage effect of the growth in base revenues, 2009 impairment charges and lower restructuring expenses. Base margins increased 530 basis points primarily due to the favorable leverage effect of the growth in base revenues, the cumulative benefits of restructuring projects and favorable product mix, partially offset by unfavorable selling price versus material cost comparisons. During the first quarter of 2009, $24.7 million of goodwill and intangible asset impairment charges were recorded in the PC Board fabrication and welding accessories businesses.

Operating income decreased 53.0% in 2009 versus 2008 primarily due to the declines in base revenues described above, 2009 impairment charges, higher restructuring expenses and the negative effect of currency translation. Goodwill and intangible asset impairment charges of $18.0 million and $6.7 million, respectively, were incurred in the PC board fabrication and welding accessories businesses in the first quarter of 2009. Base margins decreased 260 basis points primarily due to the decline in base revenues, partially offset by favorable selling price versus material cost comparisons, benefits of restructuring projects and lower overhead costs.

FOOD EQUIPMENT

Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products and services include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales;
- kitchen exhaust, ventilation and pollution control systems; and
- food equipment service, maintenance and repair.

In 2010, this segment primarily served the food institutional/restaurant (45%), service (34%) and food retail (16%) markets.

The results of operations for the Food Equipment segment for 2010, 2009 and 2008 were as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$1,871,511	$1,859,277	$2,133,186
Operating income	259,707	255,093	320,867
Margin %	13.9%	13.7%	15.0%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	0.6%	1.7%	0.2%	(9.1)%	(25.4)%	(2.7)%
Changes in variable margins and overhead costs	—	(4.6)	(0.6)	—	13.8	2.3
	0.6	(2.9)	(0.4)	(9.1)	(11.6)	(0.4)
Acquisitions	0.5	(0.2)	(0.1)	1.3	—	(0.2)
Restructuring costs	—	4.5	0.6	—	(3.5)	(0.6)
Translation	(0.4)	0.4	0.1	(5.0)	(5.4)	(0.1)
Other	—	—	—	—	—	—
	0.7%	1.8%	0.2%	(12.8)%	(20.5)%	(1.3)%

Operating Revenues

Revenues increased 0.7% in 2010 versus 2009 as modest base business and acquisition revenue increases were partially offset by the unfavorable effect of currency translation. North American base revenues declined 1.4% in 2010 versus 2009 primarily due to declines in equipment sales for end markets including the lodging and casino markets. Base revenues in the service portion of the business increased 1.5% as customers continued to maintain existing equipment. International base revenues increased 2.4% for the period largely due to increased Asian and Latin American revenue offset by lower European equipment sales in 2010 versus 2009. The acquired revenues were attributable to the acquisition of a European food equipment business in the third quarter of 2010.

Revenues decreased 12.8% in 2009 versus 2008 due to the decline in base business and the unfavorable effect of currency translation, partially offset by revenues from acquisitions. The acquired revenues were attributable to the acquisition of a European food equipment business. North American food equipment base revenues declined 11.2% while international food equipment base revenues declined 7.9% in 2009 as a result of weak demand across all worldwide markets. Base revenues for the North American institutional/ restaurant businesses declined 14.7% as customers delayed equipment purchases. Base service revenues declined a moderate 1.2% as customers continued to maintain existing equipment.

Operating Income

Operating income increased 1.8% in 2010 versus 2009. Base business margins decreased 40 basis points primarily due to higher overhead expenses and adjustments related to a European business, partially offset by favorable selling price versus material cost comparisons and benefits from restructuring. Lower restructuring expenses in 2010 versus 2009 increased total operating margins by 60 basis points.

Operating income declined 20.5% in 2009 versus 2008 due to the decrease in base revenues described above and the unfavorable effect of currency translation and restructuring expenses. Base margins decreased

40 basis points primarily due to the decline in base revenues, partially offset by margin gains from favorable selling price versus material cost comparisons, benefits from restructuring projects and favorable product mix.

CONSTRUCTION PRODUCTS

Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood and metal applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

In 2010, this segment primarily served the residential construction (45%), renovation construction (28%), and commercial construction (23%) markets.

The results of operations for the Construction Products segment for 2010, 2009 and 2008 were as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$1,755,028	$1,529,509	$1,990,683
Operating income	200,927	97,871	244,822
Margin %	11.4%	6.4%	12.3%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	5.0%	31.5%	1.6%	(16.9)%	(59.2)%	(6.3)%
Changes in variable margins and overhead costs	—	63.0	3.8	—	13.3	2.0
	5.0	94.5	5.4	(16.9)	(45.9)	(4.3)
Acquisitions	5.3	0.2	(0.5)	0.7	(1.0)	(0.2)
Restructuring costs	—	(4.8)	(0.3)	—	(1.9)	(0.3)
Translation	4.4	15.4	0.4	(7.0)	(11.2)	(1.1)
	14.7%	105.3%	5.0%	(23.2)%	(60.0)%	(5.9)%

Operating Revenues

Revenues increased 14.7% in 2010 versus 2009 primarily due to an increase in base revenues, revenues from acquisitions and the favorable effect of currency translation. European base revenues increased 8.4% in 2010 primarily due to improved market conditions. Base revenues for the Asia-Pacific region increased 3.7% as market conditions in the Australian residential construction market improved. North American base revenues increased 1.8% primarily due to modest inventory restocking and a one-time licensing agreement settlement in the second quarter of 2010 in the commercial construction business. The North American base business was negatively impacted by an 8% decline in U.S. housing starts on an annualized basis and an 18% decline in commercial construction square footage activity. Acquisition revenue was primarily the result of the purchase of a European business in the second quarter of 2010.

Revenues declined 23.2% in 2009 versus 2008 primarily as a result of the decline in base revenues and the unfavorable effect of currency translation. Base revenues for the North American, European and Asia-Pacific regions decreased 26.7%, 22.9% and 1.1%, respectively, primarily due to weakness in the residential and commercial construction markets in North America and Europe. U.S. housing starts declined 14% on an annualized basis in 2009 versus 2008. In addition, U.S. commercial construction square footage activity fell 46% for the year versus 2008. The Asia-Pacific region outperformed other regions largely due to better customer activity in Australia and New Zealand.

Operating Income

Operating income increased 105.3% in 2010 versus 2009 primarily due to positive leverage from the increase in base revenues described above, lower operating expenses and the favorable effect of currency translation, partially offset by higher restructuring expenses. Base margins increased 540 basis points versus the prior year primarily due to the favorable leverage effect of the increase in base revenues, favorable selling price versus material cost comparisons, favorable inventory obsolescence expense comparisons, benefits from restructuring projects and a favorable one-time licensing agreement settlement in the second quarter of 2010 in the commercial construction business.

Operating income decreased 60.0% in 2009 versus 2008 primarily due to the base revenue decline described above. In addition, the unfavorable effect of currency translation and higher restructuring expenses contributed to the lower income and margins. Base margins declined 430 basis points as reduced operating expenses, including favorable selling price versus material cost comparisons and benefits from restructuring projects, were more than offset by the effect of lower base revenues.

POLYMERS & FLUIDS

Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids which clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications;
- hand wipes and cleaners for industrial applications; and
- pressure-sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.

In 2010, this segment primarily served the general industrial (27%), construction (13%), MRO (12%) and automotive aftermarket (10%) markets.

The results of operations for the Polymers & Fluids segment for 2010, 2009 and 2008 were as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$1,359,542	$1,195,750	$1,295,972
Operating income	200,295	80,231	190,805
Margin %	14.7%	6.7%	14.7%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	8.0%	49.9%	2.6%	(12.5)%	(34.7)%	(3.7)%
Changes in variable margins and overhead costs	—	4.9	0.3	—	21.1	3.5
	8.0	54.8	2.9	(12.5)	(13.6)	(0.2)
Acquisitions	4.8	5.7	(0.3)	10.6	(1.8)	(1.2)
Restructuring costs	—	11.7	0.7	—	(4.1)	(0.7)
Impairment of goodwill and intangibles	—	75.3	4.7	—	(31.6)	(5.3)
Translation	0.9	2.1	—	(5.9)	(6.9)	(0.6)
Other	—	—	—	0.1	—	—
	13.7%	149.6%	8.0%	(7.7)%	(58.0)%	(8.0)%

Operating Revenues

Revenues increased 13.7% in 2010 versus 2009 primarily due to an increase in base revenues and revenues from acquisitions. Acquisition revenue was primarily the result of the purchase of four Latin American adhesive businesses in 2009 and a Latin American polymers business in the third quarter of 2010. Total base revenues for both the polymers and fluids businesses increased 8.0% due to recovery in most of the industrial based end markets served by the worldwide polymers and fluids businesses. Growth in the emerging markets of Brazil and China was particularly strong during the year.

Revenues decreased 7.7% in 2009 versus 2008 primarily due to lower base revenues and the unfavorable effect of currency translation, partially offset by revenues from acquisitions. Acquisition revenue was primarily the result of the purchase of a pressure sensitive adhesives business and two construction adhesives businesses in 2008. Total base revenues declined 12.5% primarily due to weakness in worldwide industrial production and construction end markets. Worldwide base revenues for the fluids businesses declined 10.5% while base revenues for the polymers businesses declined 13.8% in 2009.

Operating Income

Operating income increased 149.6% in 2010 versus 2009 primarily due to the increase in base revenues described above, lower restructuring expenses and a 2009 goodwill impairment charge. During the first quarter of 2009, a $60.0 million goodwill impairment charge was recorded against the pressure sensitive adhesives business. Base margins increased 290 basis points versus last year primarily due to the positive leverage effect of the increase in base revenues and benefits of restructuring projects.

Operating income decreased 58.0% in 2009 versus 2008 primarily due to the decline in base revenues and the $60.0 million goodwill impairment charge against the pressure sensitive adhesives business in the first quarter of 2009. Base margins decreased 20 basis points as favorable selling price versus material cost comparisons and the benefits of restructuring projects were more than offset by the effect of lower base revenues. The first quarter 2009 goodwill impairment charge reduced total operating margins by 530 basis points. Additionally, acquisitions diluted margins 120 basis points for the year.

DECORATIVE SURFACES

Businesses in this segment produce decorative surfacing materials for furniture, office and retail space, countertops and other applications.

In the Decorative Surfaces segment, products include:

- decorative high-pressure laminate for furniture, office and retail space, and countertops; and
- high-pressure laminate worktops.

In 2010, this segment primarily served the commercial construction (58%), renovation construction (30%) and residential construction (11%) markets.

The results of operations for the Decorative Surfaces segment for 2010, 2009 and 2008 were as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$1,007,848	$998,191	$1,230,995
Operating income	104,675	113,725	142,582
Margin %	10.4%	11.4%	11.6%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	1.1%	4.2%	0.3%	(14.9)%	(51.4)%	(5.0)%
Changes in variable margins and overhead costs	—	(12.7)	(1.4)	—	39.3	5.4
	1.1	(8.5)	(1.1)	(14.9)	(12.1)	0.4
Restructuring costs	—	(0.4)	(0.1)	—	(5.3)	(0.7)
Translation	(0.2)	0.9	0.1	(4.0)	(2.9)	0.2
Other	0.1	—	0.1	—	0.1	(0.1)
	1.0%	(8.0)%	(1.0)%	(18.9)%	(20.2)%	(0.2)%

Operating Revenues

Revenues increased 1.0% in 2010 versus 2009 primarily due to the increase in base revenues. Base revenues increased 3.2% for the North American laminate business primarily due to improvement in the commercial construction sector including office equipment. International base revenues increased 1.2% primarily due to improvements in Asian end markets, partially offset by modest declines in European end markets. Base revenues for the flooring business declined 37.1% as the Company is in the process of closing its flooring business.

Revenues decreased 18.9% in 2009 versus 2008 due to lower base revenues and the unfavorable effect of currency translation. North American laminate base revenues declined 18.9% as a result of the downturn in North American commercial and residential construction. These declines were partially offset by product penetration in the premium high-definition laminate product market. International base revenues declined 9.7% due to European volume declines.

Operating Income

Operating income decreased 8.0% in 2010 versus 2009 primarily due to higher operating costs. Base margins decreased 110 basis points versus the prior year primarily due to costs related to the closing of the flooring business and unfavorable selling price versus material cost comparisons, partially offset by the benefits of restructuring projects and the positive leverage of the increase in base revenues.

Operating income decreased 20.2% in 2009 versus 2008 primarily due to the decline in base revenues, increased restructuring expenses and the unfavorable effect of currency translation. Base margins increased 40 basis points primarily due to favorable selling price versus material cost comparisons, benefits from restructuring projects and higher margins on the high-definition laminate product, partially offset by the effect of lower base revenues.

ALL OTHER

This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials and structures;
- plastic reclosable packaging for consumer food storage;
- plastic reclosable bags for storage of clothes and home goods;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- swabs, wipes and mats for clean room usage;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables;
- paint spray and adhesive dispensing equipment;
- static and contamination control equipment; and
- line integration, conveyor systems and line automation for the food and beverage industries.

In 2010, this segment primarily served the general industrial (26%), food and beverage (17%), consumer durables (14%), electronics (6%) and food retail/service (5%) markets.

The results of operations for the All Other segment for 2010, 2009 and 2008 were as follows:

Dollars in Thousands	2010	2009	2008
Operating revenues	$3,219,272	$2,764,141	$3,198,433
Operating income	571,215	389,871	586,688
Margin %	17.7%	14.1%	18.3%

In 2010 and 2009, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2010 Compared to 2009			2009 Compared to 2008		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	10.5%	34.9%	3.1%	(17.5)%	(43.4)%	(5.7)%
Changes in variable margins and overhead costs	—	0.5	0.1	—	17.7	3.9
	10.5	35.4	3.2	(17.5)	(25.7)%	(1.8)
Acquisitions and divestitures	6.1	2.4	(0.7)	7.5	2.0	(0.9)
Restructuring costs	—	8.8	1.1	—	(5.3)	(1.2)
Impairment of goodwill and intangibles	—	0.2	—	—	(0.3)	—
Translation	(0.2)	(0.3)	—	(3.6)	(4.3)	(0.3)
Other	0.1	—	—	—	0.1	—
	16.5%	46.5%	3.6%	(13.6)%	(33.5)%	(4.2)%

Operating Revenues

Revenues increased 16.5% in 2010 versus 2009 primarily due an increase in base business revenues and revenues from acquisitions. The acquisition revenue was primarily due to the purchase of a consumer packaging business in the fourth quarter of 2009. Base business revenues increased 7.8% for the test and measurement businesses due to increased demand for capital equipment, particularly in the Asia-Pacific region. Base revenues increased 6.7% in 2010 versus 2009 for the consumer packaging business due to improvement in decorating end markets. Base revenues for the industrial plastics and metals businesses improved 15.1% due to increased demand for domestic appliances. Base revenues increased 16.3% for the finishing businesses due to improved North American and international industrial end market demand.

Revenues decreased 13.6% in 2009 versus 2008 primarily due to the decline in base business revenues and the unfavorable effect of currency translation, partially offset by an increase in revenues from acquired companies. The acquisition revenue was primarily related to the purchase of two test and measurement businesses in 2008. Base revenues declined 15.6%, 12.2%, 21.5% and 32.5%, for the test and measurement, consumer packaging, industrial plastics and metals and finishing businesses, respectively, due to negative industrial production trends and the related impact of weak end market and capital equipment demand across the broad spectrum of industries this segment serves.

Operating Income

Operating income increased 46.5% in 2010 versus 2009 primarily due to the growth in base revenues and lower restructuring expenses. Base margins increased 320 basis points primarily due to the positive leverage effect from the increase in base revenues and benefits from past restructuring projects, partially offset by unfavorable selling price versus material cost comparisons. In addition, lower restructuring costs increased total operating margins by 110 basis points. Acquisitions and divestitures diluted total operating margins by 70 basis points in 2010.

Operating income declined 33.5% in 2009 versus 2008 primarily due to the decline in base revenues described above, higher restructuring expenses and the unfavorable effect of currency translation, partially offset by increased income from acquisitions. Base margins decreased 180 basis points as favorable selling price versus material cost comparisons and benefits from restructuring projects were more than offset by the effect of lower base revenues. Additionally, acquisitions diluted total margins by 90 basis points.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization expense increased to $212.9 million in 2010 and $203.2 million in 2009, versus $184.4 million in 2008, due to intangible asset amortization related to newly acquired businesses.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

Total goodwill and other intangible asset impairment charges by segment for the years ended December 31, 2010, 2009 and 2008 were as follows:

In Thousands	2010	2009	2008
Transportation	$ —	$ 14,414	$ 13
Industrial Packaging	—	386	—
Power Systems & Electronics	—	28,337	824
Food Equipment	—	46	—
Polymers & Fluids	—	60,416	251
All Other	1,006	1,969	487
	$1,006	$105,568	$1,575

The Company recorded $1.0 million of intangible asset impairment charges in 2010 versus $105.6 million of goodwill and other intangible asset impairment charges in 2009. The 2009 charges were primarily due to goodwill impairment charges related to the pressure sensitive adhesives reporting unit of $60.0 million, the PC board fabrication reporting unit of $18.0 million and the truck remanufacturing and related parts and service reporting unit of $12.0 million. Impairment of goodwill and other intangible assets was $105.6 million in 2009 versus $1.6 million in 2008. See the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for further details of the impairment charges.

INTEREST EXPENSE

Interest expense increased to $175.5 million in 2010 versus $164.8 million in 2009 primarily due to interest on the 6.25% and 5.15% notes which were issued in March 2009, partially offset by lower interest related to the 5.75% notes repaid at maturity in March 2009, and lower commercial paper borrowings. Interest expense increased to $164.8 million in 2009 versus $154.5 million in 2008 primarily due to interest on the 6.25% and 5.15% notes, partially offset by lower interest related to the 5.75% notes, lower interest related to the 6.875% notes repaid at maturity in November 2008, and lower commercial paper rates and borrowings. The weighted-average interest rate on commercial paper was 0.2% in 2010, 0.3% in 2009 and 2.4% in 2008.

OTHER INCOME (EXPENSE)

Other income (expense) was income of $30.8 million in 2010 versus expense of $7.4 million in 2009. The increase was primarily due to gains on disposal of operating affiliates of $12.8 million (versus a loss of $6.7 million in 2009), and higher income from investments of $20.8 million (versus $4.9 million in 2009).

Other income (expense) was expense of $7.4 million in 2009 versus income of $4.7 million in 2008. The decrease was primarily due to 2009 losses on foreign currency transactions of $24.9 million, lower income from investments of $4.9 million (versus $17.0 million in 2008) and lower interest income of $17.6 million (versus $29.4 million in 2008), partially offset by the impact of the German transfer tax charge of $44.0 million in 2008.

INCOME TAXES

The effective tax rate was 31.0% in 2010, 20.1% in 2009 and 28.1% in 2008. The effective tax rate for 2010 was unfavorably impacted by the discrete tax charge of $21.9 million in the first quarter of 2010 related to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, signed into law in March 2010. The effective tax rate for 2009 was favorably impacted by discrete tax adjustments in the fourth quarter of $85.5 million related to a global legal structure reorganization and $77.5 million related to a favorable settlement reached with the German tax authorities. In the above mentioned reorganization, the Company reorganized its ownership structure in certain U.S. and foreign subsidiaries in the fourth quarter of 2009 and made an election regarding the U.S. tax treatment of a foreign subsidiary. The Company recorded a reduction in tax expense primarily for the effect of the resulting foreign tax credits. Also during the fourth quarter of 2009, the Company finalized a settlement with the German tax authorities primarily regarding the treatment of an intercompany financing transaction which resulted in the reversal of previously established tax reserves as a reduction of tax expense.

The Company has been litigating its dispute with the Australian Tax Office over the tax treatment of an intercompany financing transaction between the U.S. and Australia. The case was heard before the Federal Court of Australia, Victoria, in September 2010. The proceedings result from the Company's appeal of a decision by the Australian Tax Commissioner to disallow income tax deductions for income tax years 2002 through 2005 and the assessment of withholding taxes for income tax year 2003. The Company also contested the Commissioner's similar determination for income tax years 2006 and 2007; however, the parties agreed to defer the appeal of that determination until a decision was made on the earlier years. On February 4, 2011, the Federal Court of Australia decided in the Company's favor with respect to a significant portion of the income tax deductions. The Court issued the final orders on February 18, 2011. Based on this decision, the Company expects in 2011 to decrease its unrecognized tax benefits related to this matter by approximately $186 million and decrease tax expense by approximately $166 million. The Australian Tax Office has 21 days from the date the Court issued its final orders to appeal the decision.

See the Income Taxes note in Item 8. Financial Statements and Supplementary Data for a reconciliation of the U.S. Federal statutory rate to the effective tax rate.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2010 of $1.5 billion ($3.03 per diluted share) was 57.5% higher than 2009 income of $969.5 million ($1.93 per diluted share). Income from continuing operations in 2009 was 42.7% lower than 2008 income of $1.7 billion ($3.24 per diluted share).

FOREIGN CURRENCY

The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $153 million in 2010 and increased income from continuing operations by approximately 6 cents per diluted share. The strengthening of the U.S. dollar against foreign currencies decreased operating revenues by approximately $653 million in 2009 and decreased income from continuing operations by approximately 10 cents per diluted share.

DISCONTINUED OPERATIONS

Loss from discontinued operations was $22.5 million in 2009 versus $172.1 million in 2008, primarily due to 2008 impairment on goodwill of $132.6 million, and a loss reserve on assets held for sale of $64.0 million partially offset by gains on sales of discontinued operations in 2008 versus losses in 2009. See the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for further information.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2009, new accounting guidance was issued on multiple-deliverable revenue arrangements. The new accounting guidance amends the accounting for multiple-deliverable arrangements to enable the vendor to account for products or services separately rather than as a combined unit. The guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (1) vendor-specific objective evidence, (2) third-party evidence or (3) estimates. The Company will adopt the new accounting guidance on January 1, 2011 and does not expect the new guidance to materially affect the Company's financial position or results of operations.

2011 INTERNATIONAL REPORTING CHANGE

Effective January 1, 2011, the Company will be eliminating the one month lag for the reporting of its international operations outside of North America. As a result, the Company will report both North American and international results on a calendar year basis. Prior to this, the international fiscal reporting period began in December and ended in November.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are free operating cash flows and short-term credit facilities. Management continues to believe that internally generated cash flows will be adequate to service debt, continue to pay dividends, to finance internal growth and to fund small to medium-sized acquisitions.

The primary uses of liquidity are:

- dividend payments — the Company's dividend payout guidelines are 30% to 45% of the last two years' average free operating cash flow;
- acquisitions; and
- any excess liquidity may be used for share repurchases.

Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. The Company believes this measure is useful to investors in evaluating our financial performance and measures our ability to generate cash internally to fund Company initiatives. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

Summarized cash flow information for the three years ended December 31, 2010, 2009 and 2008 was as follows:

In Thousands	2010	2009	2008
Net cash provided by operating activities	$1,560,790	$2,146,589	$ 2,222,224
Additions to plant and equipment	(286,172)	(247,102)	(362,312)
Free operating cash flow	$1,274,618	$1,899,487	$ 1,859,912
Cash dividends paid	$ (636,200)	$ (619,681)	$ (598,690)
Acquisitions	(433,403)	(281,674)	(1,546,982)
Repurchases of common stock	(350,000)	—	(1,390,594)
Net proceeds (repayments) of debt	(185,364)	(736,470)	1,467,613
Effect of exchange rate changes on cash and equivalents	(34,747)	183,722	(82,002)
Other	236,362	130,438	206,169
Net increase (decrease) in cash and equivalents	$ (128,734)	$ 575,822	$ (84,574)

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3.0 billion of the Company's common stock over an open-ended period of time. Through December 31, 2010, the Company repurchased 47.9 million shares of its common stock under this program at an average price of $44.48 per share. There are approximately $871 million of authorized repurchases remaining under this program.

Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. The Company believes that ROIC is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate ROIC. Invested capital represents the net assets of the Company, excluding cash and cash equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the year and at the end of each quarter. ROIC for the three years ended December 31, 2010, 2009, and 2008 was as follows:

Dollars in Thousands	2010	2009	2008
Operating income	$ 2,356,678	$ 1,385,979	$ 2,501,286
Taxes (31.0%, 20.1% and 28.1%, respectively)	(729,628)	(278,998)	(702,611)
Operating income after taxes	$ 1,627,050	$ 1,106,981	$ 1,798,675
Invested Capital:			
Trade receivables	$ 2,678,084	$ 2,491,492	$ 2,571,987
Inventories	1,547,447	1,356,233	1,774,697
Net plant and equipment	2,023,045	2,136,527	2,109,432
Investments	441,606	451,293	465,894
Goodwill and intangible assets	6,573,943	6,584,149	6,297,219
Accounts payable and accrued expenses	(2,147,516)	(2,048,966)	(1,999,097)
Net assets held for sale	—	—	61,525
Other, net	(95,655)	(343,069)	(667,660)
Total invested capital	$11,020,954	$10,627,659	$10,613,997
Average invested capital	$10,645,278	$10,390,424	$11,235,625
Return on average invested capital	15.3%	10.7%	16.0%

The 460 basis point increase in ROIC in 2010 versus 2009 was the result of after-tax operating income increasing 47.0%, primarily due to an increase in base business, while average invested capital increased slightly.

The 530 basis point decrease in ROIC in 2009 versus 2008 was the result of after-tax operating income decreasing 38.5%, resulting from the economic downturn, while average invested capital decreased 7.5%.

Working Capital

Net working capital at December 31, 2010 and 2009 is summarized as follows:

Dollars in Thousands	2010	2009	Increase (Decrease)
Current Assets:			
Cash and equivalents	$1,190,038	$1,318,772	$(128,734)
Trade receivables	2,678,084	2,491,492	186,592
Inventories	1,547,447	1,356,233	191,214
Other	552,832	508,098	44,734
	5,968,401	5,674,595	293,806
Current Liabilities:			
Short-term debt	317,787	213,681	104,106
Accounts payable and accrued expenses	2,147,516	2,048,966	98,550
Other	628,289	572,991	55,298
	3,093,592	2,835,638	257,954
Net Working Capital	$2,874,809	$2,838,957	$ 35,852
Current Ratio	1.93	2.00	

Debt

Total debt at December 31, 2010 and 2009 was as follows:

Dollars in Thousands	2010	2009	Increase (Decrease)
Short-term debt	$ 317,787	$ 213,681	$ 104,106
Long-term debt	2,511,959	2,914,874	(402,915)
Total debt	$2,829,746	$3,128,555	$(298,809)
Total debt to total capitalization	23.2%	26.2%	

The Company issues commercial paper to fund general corporate needs and to fund small and medium-sized acquisitions. As of December 31, 2010, the Company had no amounts outstanding under its commercial paper program. The Company has committed lines of credit of $2.5 billion in the U.S. to support the potential issuances of commercial paper. Of this amount, $1.0 billion is provided under a line of credit agreement with a termination date of June 10, 2011 and $1.0 billion is provided under a line of credit agreement with a termination date of June 11, 2013. The remaining $500 million is provided under a revolving credit facility that terminates on June 15, 2012. No amounts are outstanding under these three facilities. The Company's foreign operations also have unused capacity on uncommitted facilities of approximately $318 million.

The Company believes that based on its current free operating cash flow, debt-to-capitalization ratios and credit ratings, it could readily obtain additional financing if necessary. The Company's targeted debt-to-capital ratio is 20% to 30%, excluding the impact of any larger acquisitions.

Stockholders' Equity

The changes to stockholders' equity during 2010 and 2009 were as follows:

In Thousands	2010	2009
Beginning balance	$8,817,876	$7,675,091
Net income	1,527,193	947,009
Cash dividends declared	(649,709)	(620,679)
Repurchases of common stock	(350,000)	—
Stock option and restricted stock activity	186,818	165,007
Currency translation adjustments	(180,149)	716,208
Other	29,217	(64,760)
Ending balance	$9,381,246	$8,817,876

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company's significant contractual obligations as of December 31, 2010 were as follows:

In Thousands	2011	2012	2013	2014	2015	2016 and Future Years
Total long-term debt	$252,236	$ 16,572	$ 6,132	$1,776,592	$ 2,688	$709,975
Interest payments on notes and preferred debt securities	153,509	136,873	136,635	107,305	43,982	154,006
Minimum lease payments	150,509	109,472	83,673	58,649	43,952	73,956
	$556,254	$262,917	$226,440	$1,942,546	$90,622	$937,937

As of December 31, 2010, the Company has recorded income taxes payable, including liabilities for unrecognized tax benefits, of $459.1 million. The Company is not able to reasonably estimate the timing of payments related to the liabilities for unrecognized tax benefits.

At December 31, 2010, the Company had open stand-by letters of credit of approximately $181 million, substantially all of which expire in 2011. The Company had no other significant off-balance sheet commitments at December 31, 2010.

CRITICAL ACCOUNTING POLICIES

The Company has six accounting policies which it believes are most important to the Company's financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

These critical accounting policies are as follows:

Realizability of Inventories — Inventories are stated at the lower of cost or market. Generally, the Company's businesses perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

Usage Classification	Criteria	Reserve %
Active	Quantity on hand is less than prior 6 months' usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months' usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for approximately half of the U.S. inventories, the Company has elected to use the last-in, first-out ("LIFO") method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out ("FIFO") method due to the effects of inflation.

Collectibility of Accounts Receivable — The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment — The Company's U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.

Income Taxes — The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company's deferred and other tax balances are based on management's interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense and liabilities recognized by the Company also reflect its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company's various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

Goodwill and Intangible Assets — The Company's business acquisitions typically result in recording goodwill and intangible assets, which are a significant portion of the Company's total assets and affect the amount of amortization expense and impairment charges that the Company could incur in future periods. The Company follows the guidance prescribed in the accounting standards to test goodwill and intangible assets for impairment. On an annual basis, or more frequently if triggering events occur, the Company compares the estimated fair value of its 60 reporting units to the carrying value of each reporting unit to determine if a goodwill impairment exists. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit's goodwill. In calculating the fair value of the reporting units, management relies on a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management's judgment in applying them in the impairment tests of goodwill and intangible assets.

In the third quarter of 2009, the Company changed the date of its annual goodwill impairment assessment from the first quarter to the third quarter. This constituted a change in method of applying an accounting principle that the Company believes is preferable. The change was made to better align the timing of the Company's goodwill impairment assessment with the Company's annual business planning and forecasting process.

Goodwill and other intangible asset impairment charges related to continuing operations were $1.0 million in 2010, $105.6 million in 2009 and $1.6 million in 2008. The impairments during 2009 were primarily related to new reporting units which were acquired over the last few years before the recent economic downturn. These charges were driven primarily by lower current forecasts compared to the expected forecasts at the time the reporting units were acquired. See the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for further discussion of the relative carrying values and fair values of the reporting units related to these impairment charges.

As of December 31, 2010, the Company had goodwill and intangible assets of $6.6 billion allocated to its 60 reporting units. Although there can be no assurance that the Company will not incur additional impairment charges related to its goodwill and intangible assets, the Company generally believes the risk of significant impairment charges is lessened by the number of diversified businesses and end markets represented by its 60 reporting units that have goodwill and intangible assets. In addition, the individual businesses in many of the reporting units have been acquired over a long period of time, and therefore have been able to improve their performance, primarily as a result of the application of the Company's 80/20 business simplification process. The amount of goodwill and intangible assets allocated to individual reporting units range from approximately $3 million to $740 million, with the average amount equal to $110 million.

Fair value determinations require considerable judgment and are sensitive to changes in the factors described above. Due to the inherent uncertainties associated with these factors and economic conditions in the Company's global end markets, impairment charges related to one or more reporting units could occur in future periods.

Pension and Other Postretirement Benefits — The Company has various company-sponsored defined benefit retirement plans covering a substantial portion of U.S. employees and many employees outside the United States. Pension and other postretirement expense and obligations are determined based on actuarial valuations. Pension benefit obligations are generally based on each participant's years of service, future compensation, and age at retirement or termination. Important assumptions in determining pension and postretirement expense and obligations are the discount rate, the expected long-term return on plan assets and healthcare cost trend rates. See the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses.

The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could theoretically be effectively settled at the end of the year. In estimating this rate, the Company looks at rates of return on high-quality fixed income investments, with similar duration to the liabilities in the plan. A 25 basis point decrease in the discount rate would increase the present value of the U.S. primary pension plan obligation by approximately $32 million.

The expected long-term return on plan assets is based on historical and expected long-term returns for similar investment allocations among asset classes. For the U.S. primary pension plan, the Company's assumption for the expected return on plan assets was 8.0% for 2010 and will be 8.0% for 2011. A 25 basis point decrease in the expected return on plan assets would increase the annual pension expense by approximately $3 million. See the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for information on how this rate is determined.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt.

The following table presents the Company's debt for which fair value is subject to changing market interest rates:

In Thousands	5.25% Euro Notes Due Oct 1, 2014	5.15% Notes Due April 1, 2014	6.25% Notes Due April 1, 2019	6.55% Preferred Debt Securities Due Dec 31, 2011	4.88% Notes Due thru Dec 31, 2020
As of December 31, 2010:					
Estimated cash outflow by year of principal maturity					
2011	$ —	$ —	$ —	$250,000	$ —
2012	—	—	—	—	10,233
2013	—	—	—	—	4,312
2014	973,575	800,000	—	—	2,664
2015	—	—	—	—	1,018
2016 and thereafter	—	—	700,000	—	3,727
Estimated fair value	1,066,454	882,480	816,200	263,750	23,471
Carrying value	972,848	799,567	699,903	249,949	21,954
As of December 31, 2009:					
Total estimated cash outflow	$1,126,275	$800,000	$700,000	$250,000	$27,667
Estimated fair value	1,192,860	870,176	781,158	267,500	28,815
Carrying value	1,125,241	799,447	699,894	249,902	27,667

Foreign Currency Risk

The Company operates in the United States and 56 other countries. In general, the Company's products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2010 or 2009.

In October 2007, the Company issued €750.0 million of 5.25% Euro notes due October 1, 2014. The Company has significant operations with the Euro as their functional currency. The Company believes that the Euro cash flows from these businesses will be adequate to fund the debt obligations under these notes.

ITEM 8. *Financial Statements and Supplementary Data*

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Illinois Tool Works Inc. (the "Company" or "ITW") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). ITW's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment we believe that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

/s/ David B. Speer

David B. Speer
Chairman & Chief Executive Officer
February 25, 2011

/s/ Ronald D. Kropp

Ronald D. Kropp
Senior Vice President & Chief Financial Officer
February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related statements of income, income reinvested in the business, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois
February 25, 2011

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

In Thousands except for per share amounts	For the Years Ended December 31		
	2010	2009	2008
Operating Revenues	$15,870,376	$13,877,068	$17,100,341
Cost of revenues	10,240,448	9,144,852	11,186,871
Selling, administrative, and research and development expenses	3,059,360	3,037,439	3,226,199
Amortization of intangible assets	212,884	203,230	184,410
Impairment of goodwill and other intangible assets	1,006	105,568	1,575
Operating Income	2,356,678	1,385,979	2,501,286
Interest expense	(175,456)	(164,839)	(154,458)
Other income (expense)	30,771	(7,350)	4,710
Income from Continuing Operations Before Income Taxes	2,211,993	1,213,790	2,351,538
Income taxes	684,800	244,300	660,445
Income from Continuing Operations	1,527,193	969,490	1,691,093
Loss from Discontinued Operations	—	(22,481)	(172,090)
Net Income	$ 1,527,193	$ 947,009	$ 1,519,003
Income Per Share from Continuing Operations:			
Basic	$ 3.05	$ 1.94	$ 3.26
Diluted	$ 3.03	$ 1.93	$ 3.24
Loss Per Share from Discontinued Operations:			
Basic	$ —	$ (0.04)	$ (0.33)
Diluted	$ —	$ (0.04)	$ (0.33)
Net Income Per Share:			
Basic	$ 3.05	$ 1.89	$ 2.93
Diluted	$ 3.03	$ 1.89	$ 2.91

The Notes to Financial Statements are an integral part of this statement.

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31		
	2010	2009	2008
Beginning Balance	$ 9,521,740	$9,196,465	$ 9,879,065
Net income	1,527,193	947,009	1,519,003
Cash dividends declared	(649,709)	(620,679)	(604,988)
Retirement of treasury shares	—	—	(1,583,827)
Cumulative effect of adopting new accounting guidance, net of tax	—	(1,055)	(12,788)
Ending Balance	$10,399,224	$9,521,740	$ 9,196,465

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31		
	2010	2009	2008
Net Income	$1,527,193	$ 947,009	$1,519,003
Other Comprehensive Income:			
Foreign currency translation adjustments	(180,149)	716,208	(874,952)
Pension and other postretirement benefit adjustments, net of tax	24,966	(62,271)	(432,618)
Comprehensive Income	$1,372,010	$1,600,946	$ 211,433

The Notes to Financial Statements are an integral part of these statements.

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

In Thousands except shares	December 31 2010	December 31 2009
Assets		
Current Assets:		
Cash and equivalents	$ 1,190,038	$ 1,318,772
Trade receivables	2,678,084	2,491,492
Inventories	1,547,447	1,356,233
Deferred income taxes	301,591	231,858
Prepaid expenses and other current assets	251,241	276,240
Total current assets	5,968,401	5,674,595
Plant and Equipment:		
Land	259,109	247,911
Buildings and improvements	1,547,895	1,589,534
Machinery and equipment	3,870,773	3,945,692
Equipment leased to others	184,944	182,485
Construction in progress	97,879	90,908
Gross plant and equipment	5,960,600	6,056,530
Accumulated depreciation	(3,937,555)	(3,920,003)
Net plant and equipment	2,023,045	2,136,527
Investments	441,606	451,293
Goodwill	4,879,312	4,860,732
Intangible assets	1,694,631	1,723,417
Deferred income taxes	623,344	673,044
Other assets	619,934	562,376
	$16,250,273	$16,081,984
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term debt	$ 317,787	$ 213,681
Accounts payable	754,117	689,572
Accrued expenses	1,393,399	1,359,394
Cash dividends payable	169,233	155,724
Income taxes payable	459,056	417,267
Total current liabilities	3,093,592	2,835,638
Noncurrent Liabilities:		
Long-term debt	2,511,959	2,914,874
Deferred income taxes	186,935	207,677
Other liabilities	1,076,541	1,305,919
Total noncurrent liabilities	3,775,435	4,428,470
Stockholders' Equity:		
Common stock:		
Issued — 538,505,782 shares in 2010 and 535,010,960 shares in 2009	5,385	5,350
Additional paid-in-capital	460,806	270,985
Income reinvested in the business	10,399,224	9,521,740
Common stock held in treasury	(1,740,682)	(1,390,594)
Accumulated other comprehensive income	245,543	400,726
Noncontrolling interest	10,970	9,669
Total stockholders' equity	9,381,246	8,817,876
	$16,250,273	$16,081,984

The Notes to Financial Statements are an integral part of this statement.

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31		
	2010	2009	2008
Cash Provided by (Used for) Operating Activities:			
Net income	$ 1,527,193	$ 947,009	$ 1,519,003
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	334,388	366,127	367,615
Amortization and impairment of goodwill and other intangible assets	213,890	308,798	324,292
Change in deferred income taxes	(150,369)	(477,582)	(97,807)
Provision for uncollectible accounts	5,021	16,191	15,405
(Gain) loss on sale of plant and equipment	(924)	1,856	4,245
Income from investments	(20,808)	(4,944)	(17,017)
(Gain) loss on disposal of operations and affiliates	(12,783)	34,315	43,522
Stock compensation expense	56,443	51,858	41,686
Other non-cash items, net	(1,503)	(1,548)	2,731
Change in assets and liabilities:			
(Increase) decrease in —			
Trade receivables	(238,213)	336,873	263,478
Inventories	(177,761)	572,679	(97,319)
Prepaid expenses and other assets	(51,203)	8,939	(76,146)
Increase (decrease) in —			
Accounts payable	69,450	(84,526)	(191,856)
Accrued expenses and other liabilities	81,926	(256,171)	(21,141)
Income taxes receivable and payable	(73,992)	324,231	147,660
Other, net	35	2,484	(6,127)
Net cash provided by operating activities	1,560,790	2,146,589	2,222,224
Cash Provided by (Used for) Investing Activities:			
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(433,403)	(281,674)	(1,546,982)
Additions to plant and equipment	(286,172)	(247,102)	(362,312)
Purchases of investments	(16,047)	(17,586)	(19,583)
Proceeds from investments	25,322	20,215	26,932
Proceeds from sale of plant and equipment	18,102	28,590	23,393
Proceeds from sale of operations and affiliates	62,958	17,259	106,053
Other, net	22,396	(23,824)	9,182
Net cash used for investing activities	(606,844)	(504,122)	(1,763,317)
Cash Provided by (Used for) Financing Activities:			
Cash dividends paid	(636,200)	(619,681)	(598,690)
Issuance of common stock	114,844	101,733	56,189
Repurchases of common stock	(350,000)	—	(1,390,594)
Net proceeds (repayments) of debt with original maturities of three months or less	(152,037)	(1,610,262)	1,510,374
Proceeds from debt with original maturities of more than three months	759	2,159,140	118,662
Repayments of debt with original maturities of more than three months	(34,086)	(1,285,348)	(161,423)
Excess tax benefits from share-based compensation	8,787	4,051	4,003
Net cash used for financing activities	(1,047,933)	(1,250,367)	(461,479)
Effect of Exchange Rate Changes on Cash and Equivalents	(34,747)	183,722	(82,002)
Cash and Equivalents:			
Increase (decrease) during the year	(128,734)	575,822	(84,574)
Beginning of year	1,318,772	742,950	827,524
End of year	$ 1,190,038	$ 1,318,772	$ 742,950
Cash Paid During the Year for Interest	$ 175,682	$ 153,971	$ 157,175
Cash Paid During the Year for Income Taxes, Net of Refunds	$ 903,045	$ 364,383	$ 619,885
Liabilities Assumed from Acquisitions	$ 180,803	$ 57,863	$ 577,035

The Notes to Financial Statements are an integral part of this statement.

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 57 countries. The Company primarily serves the construction, general industrial, automotive and food institutional/restaurant markets.

Significant accounting principles and policies of the Company are in italics. Certain reclassifications of prior years' data have been made to conform to current year reporting.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, goodwill and intangible assets, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock options.

Consolidation and Translation — *The financial statements include the Company and substantially all of its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.*

Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity.

Discontinued Operations — The Company periodically reviews its operations for businesses which may no longer be aligned with its long-term objectives. In August 2008, the Company's Board of Directors authorized the divestiture of the Click Commerce industrial software business which was previously reported in the All Other segment. In the second quarter of 2009, the Company completed the sale of the Click Commerce business.

In 2009, the Company sold an automotive components business. In 2008, the Company sold a consumer packaging business.

Results of the discontinued operations for the years ended December 31, 2009 and 2008 were as follows:

In Thousands	2009	2008
Operating revenues	$ 26,498	$ 117,553
Loss before taxes	$(33,678)	$(171,629)
Income tax (expense) benefit	11,197	(461)
Loss from discontinued operations	$(22,481)	$(172,090)

In 2009, loss before taxes includes losses on disposals of $27,665,000 on the Click Commerce and automotive components businesses.

In 2008, loss before taxes includes goodwill impairment charges of $132,563,000 related to the Click Commerce business and losses on anticipated sale of $64,000,000 related to the Click Commerce and the automotive components businesses. Also included are gains on disposals of $19,942,000, primarily related to the completed divestiture of a consumer packaging business.

Acquisitions — *The Company accounts for acquisitions under the acquisition method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company's consolidated financial statements from the date of acquisition.* Acquisitions, individually and in the aggregate, did not materially affect the Company's results of operations or financial position for all periods presented. Summarized information related to acquisitions is as follows:

In Thousands except number of acquisitions	2010	2009	2008
Number of acquisitions	24	20	50
Net cash paid during the year	$433,403	$281,674	$1,546,982

The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2010, 2009 and 2008 were as follows:

	2010		2009		2008	
In Thousands except for weighted- average lives (years)	Weighted-Average Life	Premium Recorded	Weighted-Average Life	Premium Recorded	Weighted-Average Life	Premium Recorded
Goodwill		$184,209		$ 95,887		$ 676,235
Amortizable intangible assets:						
Customer lists and relationships	11.8	82,293	10.7	48,152	12.6	416,904
Patents and proprietary technology	11.2	34,365	12.3	30,421	12.7	111,593
Trademarks and brands	15.7	47,407	14.0	19,732	16.0	140,158
Noncompete agreements	3.0	2,169	6.2	8,859	3.2	25,637
Other	5.1	12,190	4.4	6,846	2.3	15,326
Total amortizable intangible assets	12.1	178,424	10.3	114,010	12.7	709,618
Indefinite-lived intangible assets:						
Trademarks and brands		13,008		12,254		39,488
Total premium recorded		$375,641		$222,151		$1,425,341

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $48,835,000 in 2010, $72,167,000 in 2009, and $83,694,000 in 2008 will be tax deductible.

On January 1, 2009, the Company adopted new accounting guidance related to business combinations. The new accounting guidance requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. The new guidance also requires prospectively that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. Upon adoption of the new guidance, the Company recorded an after-tax charge to equity of $1,055,000 in 2009.

Operating Revenues *are recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured,* which is generally at the time of product shipment. Typical sales arrangements are for standard products and provide for transfer of ownership and risk of loss at the time of shipment. *In limited circumstances where significant obligations to the customer are unfulfilled at the time of shipment, typically involving installation and customer acceptance, revenue recognition is deferred until such obligations have been completed. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are estimated at the time of sale based on historical experience and known trends and are recorded as a reduction in reported revenues.* No single customer accounted for more than 5% of consolidated revenues in 2010, 2009 or 2008.

In October 2009, new accounting guidance was issued on multiple-deliverable revenue arrangements. The new accounting guidance amends the accounting for multiple-deliverable arrangements to enable the vendor to account for product or services separately rather than as a combined unit. The guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (1) vendor-specific objective evidence, (2) third-party evidence or (3) estimates. The Company will adopt the new accounting guidance on January 1, 2011 and does not expect the new guidance to materially affect the Company's financial position or results of operations.

Research and Development Expenses *are recorded as expense in the year incurred.* These costs were $220,462,000 in 2010, $198,536,000 in 2009 and $212,658,000 in 2008.

Rental Expense was $170,339,000 in 2010, $175,092,000 in 2009 and $161,810,000 in 2008. Future minimum lease payments for the years ending December 31 are as follows:

In Thousands	
2011	$150,509
2012	109,472
2013	83,673
2014	58,649
2015	43,952
2016 and future years	73,956
	$520,211

Advertising Expenses *are recorded as expense in the year incurred.* These costs were $87,121,451 in 2010, $79,259,000 in 2009 and $107,395,000 in 2008.

Other Income (Expense) consisted of the following:

In Thousands	2010	2009	2008
Interest income	$ 22,420	$ 17,551	$ 29,392
Investment income	20,808	4,944	17,017
Losses on foreign currency transactions	(16,015)	(24,948)	(1,407)
German transfer tax settlement	(3,563)	—	(44,002)
Other, net	7,121	(4,897)	3,710
	$ 30,771	$ (7,350)	$ 4,710

Income Taxes — *The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.* The components of the provision for income taxes were as shown below:

In Thousands	2010	2009	2008
U.S. Federal income taxes:			
Current	$428,848	$ 229,929	$329,200
Deferred	(64,369)	(13,861)	(8,866)
Benefit of net operating loss and foreign tax credits carryforwards	—	(86,022)	—
	$364,479	$ 130,046	$320,334
Foreign income taxes:			
Current	$269,904	$ 369,766	$285,476
Deferred	19,452	(235,341)	6,189
Benefit of net operating loss carryforwards	(11,741)	(32,910)	(1,532)
	$277,615	$ 101,515	$290,133
State income taxes:			
Current	$ 53,011	$ 42,182	$ 78,285
Deferred	(3,127)	(25,500)	(28,307)
Benefit of net operating loss carryforwards	(7,178)	(3,943)	—
	$ 42,706	$ 12,739	$ 49,978
	$684,800	$ 244,300	$660,445

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

In Thousands	2010	2009	2008
Domestic	$1,242,276	$ 499,654	$1,198,006
Foreign	969,717	714,136	1,153,532
	$2,211,993	$1,213,790	$2,351,538

The reconciliation between the U.S. Federal statutory tax rate and the effective tax rate was as follows:

	2010	2009	2008
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. Federal tax benefit	1.1	0.8	1.6
Nondeductible goodwill impairment	—	2.5	—
Differences between U.S. Federal statutory and foreign tax rates	(2.4)	(3.3)	(3.2)
Nontaxable foreign interest income	(2.9)	(4.6)	(3.1)
Foreign tax credit related to a global legal structure reorganization	—	(7.0)	—
German tax audit settlement	—	(4.7)	—
Tax effect of foreign dividends	0.4	1.3	0.2
Tax relief for U.S. manufacturers	(1.2)	(0.8)	(1.0)
Other, net	1.0	0.9	(1.4)
Effective tax rate	31.0%	20.1%	28.1%

Deferred U.S. Federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately $5,700,000,000 as of December 31, 2010 and 2009, as these earnings are considered permanently invested. Upon repatriation of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2010 and 2009 were as follows:

	2010		2009	
In Thousands	**Asset**	**Liability**	**Asset**	**Liability**
Goodwill and intangible assets	$ 487,911	$ (849,456)	$ 524,899	$(792,361)
Inventory reserves, capitalized tax cost and LIFO inventory	65,913	(11,961)	65,598	(15,745)
Investments	33,849	(57,196)	33,133	(59,324)
Plant and equipment	35,087	(90,346)	36,879	(91,672)
Accrued expenses and reserves	329,552	—	114,242	—
Employee benefit accruals	334,372	—	327,991	—
Foreign tax credit carryforwards	96,232	—	211,301	—
Net operating loss carryforwards	516,766	—	511,576	—
Capital loss carryforwards	32,451	—	31,055	—
Allowances for uncollectible accounts	19,857	—	17,992	—
Pension liabilities	116,164	—	131,647	—
Other	113,561	(33,550)	119,128	(34,388)
Gross deferred income tax assets (liabilities)	2,181,715	(1,042,509)	2,125,441	(993,490)
Valuation allowances	(401,206)	—	(434,726)	—
Total deferred income tax assets (liabilities)	$1,780,509	$(1,042,509)	$1,690,715	$(993,490)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2010 and 2009 relate primarily to certain net operating loss carryforwards and capital loss carryforwards.

At December 31, 2010, the Company had net operating loss carryforwards available to offset future taxable income in the U.S. and certain foreign jurisdictions, which expire as follows:

In Thousands	Gross Net Operating Loss Carryforwards
2011	$ 6,960
2012	6,855
2013	10,466
2014	7,490
2015	4,569
2016	4,498
2017	7,373
2018	22,356
2019	59,253
2020	113,166
2021	72,611
2022	19,218
2023	19,230
2024	16,099
2025	18,392
2026	39
2027	1,686
2028	3,205
2029	3,381
2030	2,916
Do not expire	1,204,875
	$1,604,638

The Company has foreign tax credit carryovers of $96,232,000 as of December 31, 2010 and $211,301,000 as of December 31, 2009 that are available for use by the Company between 2011 and 2020.

The changes in the amount of unrecognized tax benefits during 2010, 2009 and 2008 were as follows:

In Thousands	2010	2009	2008
Beginning balance	$725,000	$ 800,000	$773,000
Additions based on tax positions related to the current year	57,000	123,000	67,000
Additions for tax positions of prior years	55,000	122,000	107,000
Reductions for tax positions of prior years	(92,000)	(18,000)	(66,000)
Settlements	—	(383,000)	—
Foreign currency translation	(41,000)	81,000	(81,000)
Ending balance	$704,000	$ 725,000	$800,000

Included in the balance at December 31, 2010, are approximately $525,000,000 of tax positions that, if recognized, would impact the Company's effective tax rate.

The Company settled several items during 2009 related to its German and U.S. tax audits. The most significant issues related to a financing transaction, leveraged leases and mortgage-backed securities.

In the U.S., the Internal Revenue Service has completed its audit for the years 2006-2007 and has proposed several adjustments which the Company is protesting. The Company has recorded its best estimate of its exposure for this audit; however, it is reasonably possible that the Company will resolve an issue related to a deduction for foreign exchange losses on an intercompany loan within the next 12 months and that the amount of the Company's unrecognized tax benefits may decrease by approximately $179,000,000.

The Company has been litigating its dispute with the Australian Tax Office over the tax treatment of an intercompany financing transaction between the U.S. and Australia. The case was heard before the Federal Court of Australia, Victoria, in September 2010. The proceedings result from the Company's appeal of a decision by the Australian Tax Commissioner to disallow income tax deductions for income tax years 2002 through 2005 and the assessment of withholding taxes for income tax year 2003. The Company also contested the Commissioner's similar determination for income tax years 2006 and 2007; however, the parties agreed to defer the appeal of that determination until a decision was made on the earlier years. The Company has recorded its best estimate of the exposure for this audit.

On February 4, 2011, the Federal Court of Australia decided in the Company's favor with respect to a significant portion of the income tax deductions. The Court issued the final orders on February 18, 2011. Based on this decision, the Company expects in 2011 to decrease its unrecognized tax benefits related to this matter by approximately $186,000,000 and decrease tax expense by approximately $166,000,000. The Australian Tax Office has 21 days from the date the Court issues its final orders to appeal the decision.

The Company files numerous consolidated and separate tax returns in the U.S. Federal jurisdiction and in many state and foreign jurisdictions. The following table summarizes the open tax years for the Company's major jurisdictions:

Jurisdiction	Open Tax Years
United States — Federal	2001-2010
United Kingdom	2000-2010
Germany	2006-2010
France	2002-2010
Australia	2002-2010

The Company recognizes interest and penalties related to income tax matters in income tax expense. The accrual for interest and penalties, as of December 31, 2010 and 2009 was $39,000,000 and $45,000,000, respectively.

Income from Continuing Operations Per Share *is computed by dividing income from continuing operations by the weighted-average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted-average number of shares assuming dilution for stock options and restricted stock.* Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercise and the unvested restricted stock vested during the period. The computation of income from continuing operations per share was as follows:

In Thousands except per share amounts	2010	2009	2008
Income from continuing operations	$1,527,193	$969,490	$1,691,093
Income from continuing operations per share — Basic:			
Weighted-average common shares	500,772	500,177	518,609
Income from continuing operations per share — Basic	$ 3.05	$ 1.94	$ 3.26
Income from continuing operations per share — Diluted:			
Weighted-average common shares	500,772	500,177	518,609
Effect of dilutive stock options and restricted stock	2,578	1,744	2,604
Weighted-average common shares assuming dilution	503,350	501,921	521,213
Income from continuing operations per share — Diluted	$ 3.03	$ 1.93	$ 3.24

Options that were considered antidilutive were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2010, 2009 and 2008 were 10,434,146, 14,581,559 and 11,729,898, respectively.

Cash and Equivalents included interest-bearing instruments of $716,139,000 at December 31, 2010 and $791,010,000 at December 31, 2009. *Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.*

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2010, 2009 and 2008 were as follows:

In Thousands	2010	2009	2008
Beginning balance	$(77,866)	$(75,965)	$(74,816)
Provision charged to expense	(5,021)	(16,191)	(15,405)
Write-offs, net of recoveries	11,262	25,250	11,526
Acquisitions and divestitures	(2,875)	(2,327)	(9,898)
Foreign currency translation	4,139	(8,602)	9,599
Transfer to assets held for sale	—	—	699
Other	21	(31)	2,330
Ending balance	$(70,340)	$(77,866)	$(75,965)

Inventories at December 31, 2010 and 2009 were as follows:

In Thousands	2010	2009
Raw material	$ 530,963	$ 417,314
Work-in-process	157,223	137,463
Finished goods	859,261	801,456
	$1,547,447	$1,356,233

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out ("LIFO") method is used to determine the cost of the inventories of approximately half of the U.S. inventories. Inventories priced at LIFO were approximately 22% of total inventories as of December 31, 2010 and 2009. *The first-in, first-out ("FIFO") method, which approximates current cost, is used for all other inventories.* If the FIFO method was used for all inventories, total inventories would have been approximately $122,888,000 and $115,090,000 higher than reported at December 31, 2010 and 2009, respectively.

Prepaid Expenses and Other Current Assets as of December 31, 2010 and 2009 were as follows:

In Thousands	2010	2009
Value-added-tax receivables	$ 54,649	$ 47,568
Vendor advances	32,886	30,712
Insurance	27,166	31,052
Other	136,540	166,908
	$251,241	$276,240

Plant and Equipment *are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.*

Depreciation was $334,388,000 in 2010, $365,372,000 in 2009 and $366,711,000 in 2008, and was reflected primarily in cost of revenues. Discontinued operations depreciation was $755,000 in 2009 and $904,000 in 2008 and was reflected in loss from discontinued operations. *Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.*

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10 — 50 years
Machinery and equipment	3 — 20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2010 and 2009 consisted of the following:

In Thousands	2010	2009
Leases of equipment	$281,067	$271,725
Venture capital limited partnership	50,112	59,046
Properties held for sale	45,971	35,908
Affordable housing limited partnerships	39,002	59,986
Property developments	25,454	24,628
	$441,606	$451,293

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2010 and 2009 were as shown below:

In Thousands	2010	2009
Leveraged and direct financing leases:		
Gross lease contracts receivable, net of nonrecourse debt service	$ 145,687	$ 145,738
Estimated residual value of leased assets	247,512	247,512
Unearned income	(120,863)	(131,385)
	272,336	261,865
Equipment under operating leases	8,731	9,860
	$ 281,067	$ 271,725

Deferred tax liabilities related to leases of equipment were $56,170,000 and $54,707,000 at December 31, 2010 and 2009, respectively.

The investment in leases of equipment at December 31, 2010 and 2009 relates to the following types of equipment:

In Thousands	2010	2009
Telecommunications	$178,946	$172,011
Air traffic control	66,433	62,856
Aircraft	35,391	36,520
Manufacturing	297	338
	$281,067	$271,725

In 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48,763,000. In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with a cash investment of $144,676,000. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company has the right to recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term.

Income from leveraged leases was $10,513,000 and $7,618,000 for the years ended December 31, 2010 and 2009, respectively. Expense from leveraged leases was $10,191,000 for the year ended December 31, 2008. *Unearned income related to leveraged leases is recognized as lease income over the life of the lease based on the effective yield of the lease. The Company adjusts recognition of lease income on its leveraged leases when there is a change in the assumptions affecting total income or the timing of cash flows associated with the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.*

Other Investments

The Company entered into a venture capital limited partnership in 2001 that invests primarily in late-stage venture capital opportunities. The Company has a 25% limited partnership interest and *accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership's income or loss. The partnership's financial statements are prepared on a mark-to-market basis.*

The Company has entered into several affordable housing limited partnerships primarily to receive tax benefits in the form of tax credits and tax deductions from operating losses. *These affordable housing investments are accounted for using the effective yield method, in which the investment is amortized to income tax expense as the tax benefits are received. The tax credits are credited to income tax expense as they are allocated to the Company.*

The Company has invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. *These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships' income or loss.*

Goodwill and Intangible Assets — Goodwill represents the excess cost over fair value of the net assets of purchased businesses. *The Company does not amortize goodwill and intangible assets that have indefinite lives. The Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the estimated fair value of the related reporting unit or intangible asset.*

On January 1, 2009, the Company adopted new accounting guidance on fair value measurements for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The new accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and provides guidance for measuring fair value and the necessary disclosures.

When performing its annual goodwill impairment assessment, the Company compares the estimated fair value of each of its 60 reporting units to its carrying value. Fair values are determined primarily by discounting estimated future cash flows based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant reporting unit. The Company also considers additional valuation techniques, such as market multiples from similar transactions and quoted market prices of relevant public companies. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit's goodwill.

The Company's indefinite-lived intangibles consist of trademarks and brands. The estimated fair values of these intangibles are determined based on a relief-of-royalty income approach derived from internally forecasted revenues of the related products. If the fair value of the trademark or brand is less than its carrying value, an impairment loss is recorded for the difference between the estimated fair value and carrying value of the intangible asset.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2010, 2009 and 2008 were as follows:

In Thousands	2010	2009	2008
Goodwill:			
Impairment	$ —	$ 90,000	$ 137
Intangible Assets:			
Amortization	212,884	203,230	184,410
Impairment	1,006	15,568	1,438
	$213,890	$308,798	$185,985

Loss from discontinued operations included goodwill impairment charges of $132,563,000 and amortization of $5,744,000 in 2008.

In 2010, the Company performed its annual goodwill and indefinite-lived intangible asset impairment assessment which resulted in immaterial intangible asset impairment charges.

In the third quarter of 2009, the Company changed the date of its annual goodwill impairment assessment from the first quarter to the third quarter. This constituted a change in the method of applying an accounting principle that the Company believes is preferable, as it better aligns the timing of the Company's goodwill impairment assessment with the Company's annual business planning and forecasting process. In the third quarter of 2009, the Company performed its goodwill impairment assessment which resulted in a charge of $12,000,000 related to the truck remanufacturing and related parts and service reporting unit in the Transportation segment.

In the first quarter of 2009, the Company performed its annual goodwill impairment assessment which resulted in impairment charges of $60,000,000 related to the pressure sensitive adhesives reporting unit in the Polymers & Fluids segment and $18,000,000 related to the PC board fabrication reporting unit in the Power Systems & Electronics segment.

Also in 2009, intangible asset impairments of $15,568,000 were recorded to reduce to the estimated fair value the carrying value of certain trademarks, brands and patents. Approximately $5,800,000 of this total charge related to the PC board fabrication reporting unit and the remainder to various trademarks, brands and patents of other reporting units. The annual impairment testing of goodwill and indefinite-lived intangible assets during 2008 resulted in immaterial impairment charges for continuing operations.

The impairments during 2009 were primarily related to new reporting units which were acquired over the last few years before the recent economic downturn. These charges were driven primarily by lower current forecasts compared to the expected forecasts at the time the reporting units were acquired.

A summary of goodwill and intangible assets that were adjusted to fair value and the related impairment charges included in earnings for 2009 is as follows:

In Thousands	Book Value	Fair Value	Total Impairment Charges
Goodwill	$449,000	$359,000	$90,000
Intangible assets	98,544	82,976	15,568

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2010 and 2009 were as follows:

In Thousands	Transportation	Industrial Packaging	Power Systems & Electronics	Food Equipment	Construction Products	Polymers & Fluids	Decorative Surfaces	All Other	Total
Balance, Dec 31, 2008	$551,029	$671,445	$426,188	$193,055	$504,470	$751,113	$13,265	$1,406,985	$4,517,550
2009 activity:									
Acquisitions & divestitures	(9,354)	16,200	(815)	6,052	3,495	(3,845)	—	69,785	81,518
Impairment charges	(12,000)	—	(18,000)	—	—	(60,000)	—	—	(90,000)
Foreign currency translation	36,067	76,518	17,775	18,794	65,941	59,426	199	76,944	351,664
Intersegment goodwill transfers	(17,089)	18,468	—	(3,005)	—	3,646	—	(2,020)	—
Balance, Dec 31, 2009	548,653	782,631	425,148	214,896	573,906	750,340	13,464	1,551,694	4,860,732
2010 activity:									
Acquisitions & divestitures	48,180	1,242	4,554	1,642	10,817	48,743	—	41,270	156,448
Impairment charges	—	—	—	—	—	—	—	—	—
Foreign currency translation	(21,732)	(30,175)	(3,519)	(17,458)	(4,506)	(22,360)	(308)	(37,810)	(137,868)
Intersegment goodwill transfers	(17,905)	933	(267)	—	(962)	22,187	—	(3,986)	—
Balance, Dec 31, 2010	$557,196	$754,631	$425,916	$199,080	$579,255	$798,910	$13,156	$1,551,168	$4,879,312

As of December 31, 2010 and 2009, accumulated goodwill impairment charges from continuing operations were $127,975,000.

Intangible assets as of December 31, 2010 and 2009 were as follows:

In Thousands	2010 Cost	2010 Accumulated Amortization	2010 Net	2009 Cost	2009 Accumulated Amortization	2009 Net
Amortizable intangible assets:						
Customer lists and relationships	$1,224,425	$ (407,811)	$ 816,614	$1,135,601	$(302,629)	$ 832,972
Patents and proprietary technology	466,614	(208,820)	257,794	447,210	(171,439)	275,771
Trademarks and brands	438,399	(116,926)	321,473	403,364	(89,251)	314,113
Software	198,645	(153,259)	45,386	186,955	(134,816)	52,139
Noncompete agreements	158,034	(134,827)	23,207	155,822	(120,011)	35,811
Other	110,058	(92,864)	17,194	95,490	(85,027)	10,463
Total amortizable intangible assets	2,596,175	(1,114,507)	1,481,668	2,424,442	(903,173)	1,521,269
Indefinite-lived intangible assets:						
Trademarks and brands	212,963	—	212,963	202,148	—	202,148
Total intangible assets	$2,809,138	$(1,114,507)	$1,694,631	$2,626,590	$(903,173)	$1,723,417

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of 3 to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

In Thousands	
2011	$207,000
2012	195,000
2013	176,000
2014	163,000
2015	152,000

Other Assets as of December 31, 2010 and 2009 consisted of the following:

In Thousands	2010	2009
Cash surrender value of life insurance policies	$362,344	$340,294
Customer tooling	73,267	69,964
Noncurrent receivables	37,894	40,679
Prepaid pension assets	16,677	15,907
Other	129,752	95,532
	$619,934	$562,376

Pension and Other Postretirement Benefits — The Company has both funded and unfunded defined benefit pension and other post retirement benefit plans, predominately in the U.S. covering a majority of U.S. employees.

The U.S. primary pension plan provides benefits based on years of service and final average salary. The U.S. primary postretirement healthcare plan is contributory with the participants' contributions adjusted annually. The U.S. primary postretirement life insurance plan is noncontributory.

Beginning January 1, 2007, the U.S. primary pension and other postretirement benefit plans were closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in these plans are eligible for additional Company contributions under the existing U.S. primary defined contribution retirement plans. The Company's expense related to defined contribution plans was $69,300,000 in 2010, $66,000,000 in 2009 and $66,700,000 in 2008.

In addition to the U.S. plans, the Company also has defined benefit pension plans in certain other countries, mainly the United Kingdom, Switzerland, Germany and Canada.

On January 1, 2008, the Company adopted new accounting guidance which required the Company to change the measurement date of its defined benefit plans to correspond with the Company's fiscal year end. The Company previously used a September 30 measurement date. As allowed under the provisions of this new guidance, the Company elected to remeasure its plan assets and benefit obligation as of the beginning of the fiscal year. Upon adoption, the Company recorded an after-tax charge of $12,788,000 to beginning retained earnings and an after-tax gain to accumulated other comprehensive income of $3,573,000 related to the three months ended December 31, 2007.

Summarized information regarding the Company's significant defined benefit pension and other postretirement benefit plans is as follows:

In Thousands	Pension			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Components of net periodic benefit cost:						
Service cost	$ 94,156	$ 97,805	$ 110,381	$ 13,941	$ 12,567	$ 14,340
Interest cost	110,609	119,855	119,436	29,995	30,506	32,615
Expected return on plan assets	(149,937)	(153,974)	(167,391)	(18,183)	(13,612)	(15,391)
Amortization of actuarial loss (gain)	26,110	8,408	2,543	40	40	(914)
Amortization of prior service cost (income)	737	(1,587)	(2,420)	6,445	6,423	6,261
Amortization of transition amount	47	163	92	—	—	—
Settlement/curtailment loss (income)	515	(11,941)	13,226	—	—	(1,929)
	$ 82,237	$ 58,729	$ 75,867	$ 32,238	$ 35,924	$ 34,982

In Thousands	Pension		Other Postretirement Benefits	
	2010	2009	2010	2009
Change in benefit obligation:				
Benefit obligation at January 1	$2,193,645	$1,912,662	$ 533,834	$ 486,019
Service cost	94,156	97,805	13,941	12,567
Interest cost	110,609	119,855	29,995	30,506
Plan participants' contributions	4,655	5,497	15,241	16,262
Actuarial loss	31,902	202,795	10,824	33,213
Acquisitions	30,845	—	—	—
Benefits paid	(137,853)	(199,600)	(48,465)	(48,309)
Medicare subsidy received	—	—	4,053	3,822
Liabilities to other immaterial plans	(3,457)	—	—	(246)
Settlement/curtailment loss (gain)	515	(13,598)	—	—
Foreign currency translation	(37,133)	68,229	—	—
Benefit obligation at December 31	$2,287,884	$2,193,645	$ 559,423	$ 533,834
Change in plan assets:				
Fair value of plan assets at January 1	$1,759,953	$1,422,478	$ 259,753	$ 194,453
Actual return on plan assets	187,804	271,520	34,023	38,600
Company contributions	73,878	217,823	33,224	58,747
Plan participants' contributions	4,655	5,497	15,241	16,262
Acquisitions	26,115	—	—	—
Benefits paid	(137,853)	(199,600)	(48,465)	(48,309)
Assets from other immaterial plans	38,512	—	—	—
Settlement/curtailment loss	—	(901)	—	—
Foreign currency translation	(21,238)	43,136	—	—
Fair value of plan assets at December 31	$1,931,826	$1,759,953	$ 293,776	$ 259,753
Funded status	$ (356,058)	$ (433,692)	$(265,647)	$(274,081)
Other immaterial plans	(63,316)	(19,121)	(3,077)	(2,744)
Net liability at December 31	$ (419,374)	$ (452,813)	$(268,724)	$(276,825)
The amounts recognized in the statement of financial position as of December 31 consist of:				
Other assets	$ 16,677	$ 15,907	$ —	$ —
Accrued expenses	(15,378)	(17,802)	(9,025)	(9,025)
Other noncurrent liabilities	(420,673)	(450,918)	(259,699)	(267,800)
Net liability at end of year	$ (419,374)	$ (452,813)	$(268,724)	$(276,825)
The pre-tax amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss (gain)	$ 758,901	$ 783,449	$ (1,840)	$ 3,216
Prior service cost	4,758	6,782	11,292	17,737
Net transition obligation	68	1,895	—	—
	$ 763,727	$ 792,126	$ 9,452	$ 20,953
Accumulated benefit obligation	$2,075,492	$1,936,088		
Plans with accumulated benefit obligation in excess of plan assets as of December 31:				
Projected benefit obligation	$1,691,575	$1,572,100		
Accumulated benefit obligation	$1,555,577	$1,400,491		
Fair value of plan assets	$1,372,099	$1,214,826		

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	Pension			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Assumptions used to determine benefit obligations at December 31:						
Discount rate	5.05%	5.57%	6.59%	5.45%	5.80%	6.50%
Rate of compensation increases	3.94	4.18	4.19	—	—	—
Assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	5.57%	6.59%	6.18%	5.80%	6.50%	6.75%
Expected return on plan assets	7.63	8.28	8.32	7.00	7.00	7.00
Rate of compensation increases	4.18	4.19	4.35	—	—	—

The expected long-term rates of return for pension and other postretirement benefit plans were developed using historical asset class returns while factoring in current market conditions such as inflation, interest rates and asset class performance.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Health care cost trend rate assumed for the next year	8.71%	8.21%	8.71%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2020	2020	2016

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In Thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components for 2010	$ 923	$ (1,254)
Effect on postretirement benefit obligation at December 31, 2010	$14,089	$(16,501)

Plan Assets

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers. The target allocations for plan assets are 55-70% equity securities, 30-45% debt securities, 0-1% real estate and 0-10% in other types of investments. The Company does not use derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines.

The assets in the Company's postretirement health care plan are primarily invested in life insurance policies. The Company's overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable tax exempt rate of return while preserving capital.

The following tables present the fair value of the Company's pension and other postretirement benefit plan assets at December 31, 2010 and 2009, by asset category and valuation methodology. Level 1 assets are valued using unadjusted quoted prices for identical assets in active markets. Level 2 assets are valued using quoted prices or other observable inputs for similar assets. Level 3 assets are valued using unobservable inputs, but reflect the assumptions market participants would use in pricing the assets. Each financial instrument's categorization is based on the lowest level of input that is significant to the fair value measurement.

	2010			
In Thousands	Level 1	Level 2	Level 3	Total
Pension Plan Assets:				
Cash and equivalents	$ 49,426	$ —	$ —	$ 49,426
Equity securities:				
Domestic	125,752	—	—	125,752
Foreign	161,643	—	—	161,643
Fixed income securities:				
Government securities	—	193,940	1,025	194,965
Corporate debt securities	—	219,546	2,667	222,213
Mortgage-backed securities	—	9,621	—	9,621
Investment contracts with insurance companies	—	112,609	—	112,609
Commingled funds:				
Mutual funds	300,447	—	—	300,447
Collective trust funds	—	677,349	—	677,349
Partnerships/private equity interests	—	—	77,587	77,587
Other	—	204	10	214
	$637,268	$1,213,269	$ 81,289	$1,931,826
Other Postretirement Benefit Plan Assets:				
Cash and equivalents	$ 28,065	$ —	$ —	$ 28,065
Life insurance policies	—	—	265,711	265,711
	$ 28,065	$ —	$265,711	$ 293,776

In Thousands	2009 Level 1	Level 2	Level 3	Total
Pension Plan Assets:				
Cash and equivalents	$ 65,986	$ —	$ —	$ 65,986
Equity securities:				
Domestic	118,872	—	—	118,872
Foreign	149,908	—	—	149,908
Fixed income securities:				
Government securities	—	105,505	1,285	106,790
Corporate debt securities	—	235,401	2,092	237,493
Mortgage-backed securities	—	26,220	3,372	29,592
Investment contracts with insurance companies	—	12,560	—	12,560
Commingled funds:				
Mutual funds	286,315	—	—	286,315
Collective trust funds	—	673,472	—	673,472
Partnerships/private equity interests	—	—	68,847	68,847
Other	—	7,892	2,226	10,118
	$621,081	$1,061,050	$ 77,822	$1,759,953
Other Postretirement Benefit Plan Assets:				
Cash and equivalents	$ 26,711	$ —	$ —	$ 26,711
Life insurance policies	—	—	233,042	233,042
	$ 26,711	$ —	$233,042	$ 259,753

Cash and equivalents include cash on hand and investments with maturities of 90 days or less and are valued at cost which approximates fair value. Equity securities primarily include common and preferred equity securities covering a wide range of industries and geographies which are traded in active markets and are valued based on quoted prices. Fixed income securities primarily consist of U.S. and foreign government bills, notes and bonds, corporate debt securities, asset-backed securities, and investment contracts. The majority of the assets in this category are valued using a bid evaluation process with bid data provided by independent pricing sources. For securities where market data is not readily available, unobservable market data is used to value the security. Commingled funds include investments in public and private pooled funds. Mutual funds are traded in active markets and are valued based on quoted prices. The underlying investments include small-cap equity, international equity and long- and short-term fixed income instruments. Collective trust funds are private funds that are valued at the net asset value which is determined based on the fair value of the underlying investments. The underlying investments include both passively and actively managed U.S. and foreign large- and mid-cap equity funds and short-term investment funds. Partnerships/private equity interests are investments in partnerships where the benefit plan is a limited partner. The investments are valued by the investment managers on a periodic basis using pricing models that use market, income and cost valuation methods. Life insurance policies are used to fund other postretirement benefits in order to obtain favorable tax treatment. In accordance with accounting guidance related to pension and other postretirement benefit plans, the investments are valued based on the cash surrender value of the underlying policies.

The following table presents a reconciliation of Level 3 assets measured at fair value for pension and other postretirement benefit plans during the years ended December 31, 2010 and 2009:

In Thousands	Government Securities	Corporate Debt Securities	Mortgage-backed Securities	Partnerships/ Private Equity Interests	Life Insurance Policies	Other	Total
Balance Dec 31, 2008	$ 460	$ 729	$ 1,373	$ 73,168	$159,284	$ 1,429	$236,443
2009 Activity:							
Realized gains	—	—	64	736	—	3	803
Unrealized gains (losses)	266	363	175	(11,018)	43,253	1,181	34,220
Purchases and sales	559	1,000	1,760	5,961	30,505	(387)	39,398
Balance Dec 31, 2009	1,285	2,092	3,372	68,847	233,042	2,226	310,864
2010 Activity:							
Realized gains (losses)	100	(452)	(947)	3,547	—	(17)	2,231
Unrealized gains (losses)	(49)	624	844	(538)	32,669	319	33,869
Purchases and sales	(311)	(1,137)	(3,269)	5,731	—	(2,518)	(1,504)
Transfers	—	1,540	—	—	—	—	1,540
Balance Dec 31, 2010	$1,025	$ 2,667	$ —	$ 77,587	$265,711	$ 10	$347,000

Cash Flows

The Company generally funds its pension and other postretirement benefit plans as required by law or to the extent such contributions are tax deductible. The Company expects to contribute approximately $59,300,000 to its pension plans and $39,500,000 to its other postretirement benefit plans in 2011. The Company has not yet determined the extent of voluntary contributions, if any, to be made in 2011.

The Company's portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

In Thousands	Pension	Other Postretirement Benefits
2011	$174,217	$ 39,470
2012	174,797	40,317
2013	179,564	41,102
2014	183,932	42,149
2015	187,515	43,225
Years 2016-2020	976,031	231,311

Short-Term Debt as of December 31, 2010 and 2009 consisted of the following:

In Thousands	2010	2009
Bank overdrafts	$ 48,881	$ 36,069
Commercial paper	—	135,498
Current maturities of long-term debt	252,236	8,120
Other borrowings	16,670	33,994
	$317,787	$213,681

In June 2010, the Company entered into a $1,000,000,000 line of credit agreement with a termination date of June 10, 2011 which replaced the prior line of credit. This amount, along with the revolving credit facility and line of credit agreement discussed in the Long-Term Debt note, support the issuance of commercial paper. No amount was outstanding under the facility at December 31, 2010.

The weighted-average interest rate on other borrowings was 6.5% at December 31, 2010 and 4.1% at December 31, 2009.

As of December 31, 2010, the Company had unused capacity of approximately $318,000,000 under international debt facilities.

Accrued Expenses as of December 31, 2010 and 2009 consisted of accruals for:

In Thousands	2010	2009
Compensation and employee benefits	$ 572,442	$ 504,808
Deferred revenue and customer deposits	239,262	233,281
Rebates	137,059	115,009
Warranties	62,937	63,028
Current portion of pension and other postretirement benefit obligations	24,403	26,827
Other	357,296	416,441
	$1,393,399	$1,359,394

The Company accrues for product warranties based on historical experience. The changes in accrued warranties during 2010, 2009 and 2008 were as follows:

In Thousands	2010	2009	2008
Beginning balance	$ 63,028	$ 65,961	$ 71,210
Charges	(45,406)	(44,190)	(50,657)
Provision charged to expense	47,522	35,596	45,276
Acquisitions and divestitures	652	1,711	4,430
Foreign currency translation	(2,859)	3,950	(4,298)
Ending balance	$ 62,937	$ 63,028	$ 65,961

Long-Term Debt at December 31, 2010 and 2009 consisted of the following:

In Thousands	2010	2009
6.55% preferred debt securities due December 31, 2011	$ 249,949	$ 249,902
5.15% notes due April 1, 2014	799,567	799,447
5.25% Euro notes due October 1, 2014	972,848	1,125,241
6.25% notes due April 1, 2019	699,903	699,894
4.88% senior notes due thru December 31, 2020	21,954	27,667
Other borrowings	19,974	20,843
	2,764,195	2,922,994
Current maturities	(252,236)	(8,120)
	$2,511,959	$2,914,874

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%.

In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value.

In 2007, the Company, through its wholly-owned subsidiary ITW Finance Europe S.A., issued €750,000,000 of 5.25% Euro notes due October 1, 2014, at 99.874% of face value. The effective interest rate of the notes is 5.3%.

In 2009, the Company issued $800,000,000 of 5.15% redeemable notes due April 1, 2014 at 99.92% of face value and $700,000,000 of 6.25% redeemable notes due April 1, 2019 at 99.98% of face value. The effective interest rates of the notes are 5.2% and 6.3%, respectively.

Other debt outstanding at December 31, 2010, bears interest at rates ranging from 0.3% to 15.6%, with maturities through the year 2029.

Based on rates for comparable instruments, the approximate fair value and related carrying value of the Company's long-term debt, including current maturities, as of December 31, 2010 and 2009 were as follows:

	2010		2009	
In Thousands	**Fair Value**	**Carrying Value**	**Fair Value**	**Carrying Value**
6.55% preferred debt securities due December 31, 2011	$ 263,750	$ 249,949	$ 267,500	$ 249,902
5.15% notes due April 1, 2014	882,480	799,567	870,176	799,447
5.25% Euro notes due October 1, 2014	1,066,454	972,848	1,192,860	1,125,241
6.25% notes due April 1, 2019	816,200	699,903	781,158	699,894
4.88% senior notes due thru December 31, 2020	23,471	21,954	28,815	27,667
Other borrowings	19,974	19,974	20,843	20,843
	$3,072,329	$2,764,195	$3,161,352	$2,922,994

In 2007, the Company entered into a $500,000,000 revolving credit facility with a termination date of June 15, 2012. No amounts were outstanding under this facility at December 31, 2010.

In 2010, the Company entered into a $1,000,000,000 line of credit agreement with a termination date of June 11, 2013. No amounts were outstanding under this facility at December 31, 2010.

The Company's debt agreements' financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company's total debt, including guarantees, was 25% of total capitalization as defined in our debt agreements as of December 31, 2010, which was in compliance with these covenants.

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

In Thousands	
2012	$ 16,572
2013	6,132
2014	1,776,592
2015	2,688
2016 and future years	709,975
	$2,511,959

At December 31, 2010, the Company had open stand-by letters of credit of $181,400,000, substantially all of which expire in 2011.

Other Noncurrent Liabilities at December 31, 2010 and 2009 consisted of the following:

In Thousands	2010	2009
Pension benefit obligation	$ 420,673	$ 450,918
Postretirement benefit obligation	259,699	267,800
Noncurrent tax reserves	—	197,957
Other	396,169	389,244
	$1,076,541	$1,305,919

Commitments and Contingencies — The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, product liability (including toxic tort) and general liability claims. *The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.* Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, liquidity or future operations.

Among the toxic tort cases in which the Company is a defendant, the Company as well as its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co., have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding consumables. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs' alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. Based upon the Company's experience in defending these claims, the Company believes that the resolution of these proceedings will not have a material adverse effect on the Company's financial position, liquidity or future operations. The Company has not recorded any significant reserves related to these cases.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $.01, **Additional Paid-In-Capital** and **Common Stock Held in Treasury** transactions during 2010, 2009 and 2008 are shown below.

In Thousands except shares	Common Stock Shares	Common Stock Amount	Additional Paid-In-Capital Amount	Common Stock Held in Treasury Shares	Common Stock Held in Treasury Amount
Balance, December 31, 2007	562,522,026	$5,625	$ 173,610	(32,425,297)	$(1,757,761)
During 2008 —					
Retirement of treasury shares	(32,425,297)	(324)	(173,610)	32,425,297	1,757,761
Shares issued for stock options	1,669,780	17	54,972	—	—
Shares issued for stock compensation	23,221	—	1,201	—	—
Stock compensation expense	—	—	41,686	—	—
Tax benefits related to stock options	—	—	4,844	—	—
Tax benefits related to defined contribution plans	—	—	2,794	—	—
Repurchases of common stock	—	—	—	(32,674,759)	(1,390,594)
Balance, December 31, 2008	531,789,730	5,318	105,497	(32,674,759)	(1,390,594)
During 2009 —					
Shares issued for stock options	3,204,212	32	101,581	—	—
Shares issued for stock compensation and vesting of restricted stock	17,018	—	120	—	—
Stock compensation expense	—	—	51,858	—	—
Noncontrolling interest	—	—	(2,591)	—	—
Tax benefits related to stock options			11,416		
Tax benefits related to defined contribution plans	—	—	3,104	—	—
Balance, December 31, 2009	535,010,960	5,350	270,985	(32,674,759)	(1,390,594)
During 2010 —					
Shares issued for stock options	3,445,891	34	113,592	—	—
Shares issued for stock compensation and vesting of restricted stock	48,931	1	1,217	(1,998)	(88)
Stock compensation expense	—	—	56,443	—	—
Noncontrolling interest	—	—	(287)	—	—
Tax benefits related to stock options	—	—	15,619	—	—
Tax benefits related to defined contribution plans	—	—	3,237	—	—
Repurchases of common stock	—	—	—	(8,084,724)	(350,000)
Balance, December 31, 2010	538,505,782	$5,385	$ 460,806	(40,761,481)	$(1,740,682)
Authorized, December 31, 2010	700,000,000				

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3,000,000,000 of the Company's common stock over an open-ended period of time. Through December 31, 2010, the Company had repurchased 47,865,511 shares of its common stock for $2,128,942,000 at an average price of $44.48 per share.

Cash Dividends declared were $1.30 per share in 2010, $1.24 per share in 2009 and $1.18 per share in 2008. Cash dividends paid were $1.27 per share in 2010, $1.24 per share in 2009 and $1.15 per share in 2008.

Accumulated Other Comprehensive Income — Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2010, 2009 and 2008 were as follows:

In Thousands	2010	2009	2008
Beginning balance	$ 400,726	$(253,211)	$1,050,786
Foreign currency translation adjustments	(180,149)	716,208	(874,952)
Adjustment to initially apply new accounting guidance related to defined benefit plans, net of tax of $(3,954) in 2008	—	—	3,573
Pension and other postretirement benefits actuarial gains (losses) net of tax of $(2,978) in 2010, $23,213 in 2009 and $249,724 in 2008	3,543	(71,197)	(433,430)
Amortization of unrecognized pension and other postretirement benefits costs, net of tax of $(11,956) in 2010, $(5,089) in 2009 and $(3,034) in 2008	21,423	8,357	2,532
Pension and other postretirement benefits settlements, curtailments and other, net of tax of $0 in 2010, $(225) in 2009 and $1,019 in 2008	—	569	(1,720)
Ending balance	$ 245,543	$ 400,726	$ (253,211)

As of December 31, 2010 and 2009, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $732,276,000 and $912,425,000, respectively, and unrecognized pension and other postretirement benefits costs of $486,733,000 and $511,699,000, respectively. The estimated unrecognized benefit cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 is $38,286,000 for pension and $6,864,000 for other postretirement benefits.

Noncontrolling Interest — On January 1, 2009, the Company adopted new accounting guidance on noncontrolling interests. Upon adoption, the Company reclassified noncontrolling interest from noncurrent liabilities to stockholders' equity. The financial statements for all periods presented have been restated to reflect noncontrolling interest as a component of equity. The noncontrolling interest balance was $10,970,000 and $9,669,000 at December 31, 2010 and 2009, respectively.

Stock-Based Compensation — Stock options and restricted stock units have been issued to officers and other management employees under ITW's 2006 Stock Incentive Plan (the "Plan"). The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock units generally vest after a three-year period and include units with and without performance criteria. To cover the exercise of vested options and vesting of restricted stock units, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2010, 55,618,217 shares of ITW common stock were reserved for issuance under this Plan. The Company records compensation expense for the grant date fair value of stock awards over the remaining service periods of those awards.

The following summarizes the Company's stock-based compensation expense:

In Thousands	2010	2009	2008
Pre-tax compensation expense	$ 56,443	$ 51,858	$ 41,612
Tax benefit	(17,822)	(15,565)	(12,536)
Total stock-based compensation recorded as expense, net of tax	$ 38,621	$ 36,293	$ 29,076

Discontinued operations pre-tax stock-based compensation was $74,000 in 2008 and was reflected in loss from discontinued operations.

The following table summarizes activity related to non-vested restricted stock units during 2010:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested, January 1, 2010	1,084,377	$31.39
Granted	711,262	39.92
Vested	(19,943)	31.70
Cancelled	(54,215)	33.58
Unvested, December 31, 2010	1,721,481	34.84

The following table summarizes stock option activity under the Plan as of December 31, 2010, and changes during the year then ended:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Under option, January 1, 2010	21,316,182	$42.42		
Granted	2,287,974	43.64		
Exercised	(3,445,891)	32.97		
Cancelled or expired	(502,848)	47.74		
Under option, December 31, 2010	19,655,417	44.08	5.76 years	$183,228,022
Exercisable, December 31, 2010	13,438,512	44.19	4.74 years	$123,709,403

On December 16, 2010, the 2006 Stock Incentive Plan was amended and restated, including a change in the name of the plan to the 2011 Long-Term Incentive Plan, effective for all grants under the plan on or after January 1, 2011. The significant terms of options, restricted stock units ("RSUs") and performance restricted stock units ("PRSUs") granted under the amended and restated plan were not changed. As of February 11, 2011, the Compensation Committee of the Board of Directors approved an annual equity award consisting of stock options, RSUs and PRSUs. The form of RSU provides for full "cliff" vesting three years from the date of grant. The form of PRSU provides for full "cliff" vesting after three years if the Compensation Committee certifies that the performance goals set with respect to the PRSU have been met. Upon vesting, the holder will receive one share of common stock of the Company for each vested RSU or PRSU. Option exercise prices are equal to the common stock fair market value on the date of grant. Stock options were granted on 1,873,409 shares at an exercise price of $55.81 per share. Additionally, 591,101 RSUs and PRSUs were issued at the grant date share price of $55.81. The fair value of RSUs and PRSUs is determined by reducing the closing market price on the date of the grant by the present value of projected dividends over the vesting period. The Company uses a binomial option pricing model to estimate the fair value of the stock options granted. The following summarizes the assumptions used in the models:

	2011	2010	2009
Risk-free interest rate	0.3-3.8%	0.4-3.9%	0.6-3.3%
Weighted-average volatility	25.0%	25.0%	33.0%
Dividend yield	2.80%	2.78%	2.34%
Expected years until exercise	7.6-7.9	7.5-7.8	7.3-7.7

Lattice-based option valuation models, such as the binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company's stock and historical volatility of the Company's stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The weighted-average dividend yield is based on historical information. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

The weighted-average grant-date fair value of options granted during 2011, 2010, 2009 and 2008 was $12.34, $9.59, $10.24 and $13.32 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008 was $56,191,000, $38,609,000 and $23,502,000, respectively. As of December 31, 2010 there was $34,078,000 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted-average period of 2.1 years. Exercise of options during the years ended December 31, 2010, 2009, and 2008 resulted in cash receipts of $113,627,000, $101,613,000 and $54,989,000, respectively. The total fair value of vested stock option awards during the years ended December 31, 2010, 2009 and 2008 was $29,545,000, $38,999,000 and $30,185,000, respectively.

As of December 31, 2010 there was $27,723,000 of total unrecognized compensation cost related to unvested restricted stock units. That cost is expected to be recognized over a weighted-average remaining contractual life of 1.7 years. The total fair value of vested restricted stock unit awards during the years ended December 31, 2010 and 2009 was $632,000 and $468,000, respectively.

Segment Information — The Company has approximately 810 operations in 57 countries. These businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following eight external reportable segments: Transportation; Industrial Packaging; Power Systems & Electronics; Food Equipment; Construction Products; Polymers & Fluids; Decorative Surfaces; and All Other.

Transportation — Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

Industrial Packaging - Steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

Power Systems & Electronics — Equipment and consumables associated with specialty power conversion, metallurgy and electronics.

Food Equipment — Commercial food equipment and related service.

Construction Products — Tools, fasteners and other products for construction applications.

Polymers & Fluids — Adhesives, sealants, lubrication and cutting fluids, and hygiene products.

Decorative Surfaces — Decorative surfacing materials for furniture, office and retail space, countertops, flooring and other applications.

All Other — All other operating segments.

Segment information for 2010, 2009 and 2008 was as follows:

In Thousands	2010	2009	2008
Operating revenues:			
Transportation	$ 2,531,304	$ 2,066,446	$ 2,352,273
Industrial Packaging	2,276,774	1,927,442	2,618,922
Power Systems & Electronics	1,942,054	1,601,587	2,334,121
Food Equipment	1,871,511	1,859,277	2,133,186
Construction Products	1,755,028	1,529,509	1,990,683
Polymers & Fluids	1,359,542	1,195,750	1,295,972
Decorative Surfaces	1,007,848	998,191	1,230,995
All Other	3,219,272	2,764,141	3,198,433
Intersegment revenues	(92,957)	(65,275)	(54,244)
	$15,870,376	$13,877,068	$17,100,341
Operating income:			
Transportation	$ 373,864	$ 143,571	$ 273,088
Industrial Packaging	235,643	88,754	281,134
Power Systems & Electronics	410,352	216,863	461,300
Food Equipment	259,707	255,093	320,867
Construction Products	200,927	97,871	244,822
Polymers & Fluids	200,295	80,231	190,805
Decorative Surfaces	104,675	113,725	142,582
All Other	571,215	389,871	586,688
	$ 2,356,678	$ 1,385,979	$ 2,501,286
Depreciation and amortization and impairment of goodwill and intangible assets:			
Transportation	$ 97,331	$ 115,403	$ 101,415
Industrial Packaging	69,785	69,873	67,570
Power Systems & Electronics	48,120	83,021	55,048
Food Equipment	43,938	40,759	41,493
Construction Products	59,236	65,144	80,367
Polymers & Fluids	63,258	119,735	52,885
Decorative Surfaces	20,599	33,725	15,910
All Other	146,011	147,265	138,008
	$ 548,278	$ 674,925	$ 552,696
Plant and equipment additions:			
Transportation	$ 68,909	$ 50,072	$ 83,519
Industrial Packaging	35,616	26,139	34,404
Power Systems & Electronics	19,054	22,899	43,780
Food Equipment	29,604	39,925	49,430
Construction Products	27,389	24,528	35,767
Polymers & Fluids	16,753	9,554	22,462
Decorative Surfaces	23,088	12,384	18,116
All Other	65,759	61,601	74,834
	$ 286,172	$ 247,102	$ 362,312
Identifiable assets:			
Transportation	$ 2,105,235	$ 1,944,995	$ 1,898,067
Industrial Packaging	1,892,207	1,884,152	1,849,403
Power Systems & Electronics	1,310,936	1,256,764	1,315,727
Food Equipment	1,032,418	1,042,140	1,080,487
Construction Products	1,474,218	1,440,840	1,357,493
Polymers & Fluids	1,863,367	1,823,235	1,737,022
Decorative Surfaces	358,581	364,991	427,172
All Other	3,570,765	3,525,241	3,153,969
Corporate	2,642,546	2,799,626	2,302,140
Assets held for sale	—	—	82,071
	$16,250,273	$16,081,984	$15,203,551

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

Enterprise-wide information for 2010, 2009 and 2008 was as follows:

In Thousands	2010	2009	2008
Operating Revenues by Geographic Region:			
United States	$ 6,657,963	$ 5,901,382	$ 7,135,126
Europe	4,955,459	4,574,204	5,878,241
Asia	1,781,385	1,366,737	1,645,868
Other North America	1,025,960	827,182	1,026,153
Australia/New Zealand	787,996	690,845	769,974
Other	661,613	516,718	644,979
	$15,870,376	$13,877,068	$17,100,341

Operating revenues by geographic region are based on the customers' location.

The Company has thousands of product lines within its businesses; therefore, providing operating revenues by product line is not practicable.

Total noncurrent assets excluding deferred tax assets and financial instruments were $9,288,000,000 and $9,344,000,000 at December 31, 2010 and 2009, respectively. Of these amounts, approximately 49% was attributed to U.S. operations for 2010 and 2009. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA (Unaudited)

Quarterly Financial Data

The unaudited quarterly financial data included as supplementary data reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
In Thousands except per share amounts	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues	$3,606,389	$3,146,379	$4,076,252	$3,392,906	$4,018,466	$3,580,354	$4,169,269	$3,757,429
Cost of revenues	2,320,752	2,152,827	2,595,954	2,248,253	2,584,901	2,315,175	2,738,841	2,428,597
Operating income	483,930	91,294	652,738	334,835	640,522	483,595	579,488	476,255
Income (loss) from continuing operations	294,331	(8,016)	420,792	178,943	419,276	302,964	392,794	495,599
Income (loss) from discontinued operations	—	(31,358)	—	(2,378)	—	(546)	—	11,801
Net income (loss)	294,331	(39,374)	420,972	176,565	419,276	302,418	392,794	507,400
Income (loss) per share from continuing operations:								
Basic	0.59	(0.02)	0.84	0.36	0.84	0.61	0.79	0.99
Diluted	0.58	(0.02)	0.83	0.36	0.83	0.60	0.79	0.98
Net income (loss) per share:								
Basic	0.59	(0.08)	0.84	0.35	0.84	0.60	0.79	1.01
Diluted	0.58	(0.08)	0.83	0.35	0.83	0.60	0.79	1.01

In the first quarter of 2009, the Company recorded pre-tax impairment charges of $90.0 million related to goodwill and other intangible assets. In the fourth quarter of 2009, the Company recorded favorable discrete tax adjustments of $163.0 million related to a German tax audit settlement and additional foreign tax credits as a result of a global legal structure reorganization.

ITEM 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

Not applicable.

ITEM 9A. ***Controls and Procedures***

Controls and Procedures

The Company's management, with the participation of the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2010. Based on such evaluation, the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer have concluded that, as of December 31, 2010, the Company's disclosure controls and procedures were effective.

Management Report on Internal Control over Financial Reporting

The Management Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm are found in Item 8. Financial Statements and Supplementary Data.

In connection with the evaluation by management, including the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer, no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2010 were identified that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. ***Other Information***

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

Information regarding the Directors of the Company is incorporated by reference from the information under the captions "Election of Directors" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

Information regarding the Audit Committee and its Financial Experts is incorporated by reference from the information under the captions "Board of Directors and Its Committees" and "Audit Committee Report" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

Information regarding the Executive Officers of the Company can be found in Part I of this Annual Report on Form 10-K.

Information regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference from the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

Information regarding the Company's code of ethics that applies to the Company's Chairman & Chief Executive Officer, Senior Vice President & Chief Financial Officer, and key financial and accounting personnel is incorporated by reference from the information under the caption "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 11. *Executive Compensation*

This information is incorporated by reference from the information under the captions "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis" and "Compensation Committee Report" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

This information is incorporated by reference from the information under the captions "Ownership of ITW Stock" and "Equity Compensation Plan Information" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions is incorporated by reference from the information under the captions "Ownership of ITW Stock," "Certain Relationships and Related Transactions" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

Information regarding director independence is incorporated by reference from the information under the captions "Corporate Governance Policies and Practices" and "Categorical Standards for Director Independence" in the Company's Proxy Statement for the 2011 Annual Meetings of Stockholders.

ITEM 14. *Principal Accounting Fees and Services*

This information is incorporated by reference from the information under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) (1) Financial Statements

The following information is included as part of Item 8. Financial Statements and Supplementary Data:

Management Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Statement of Income
Statement of Income Reinvested in the Business
Statement of Comprehensive Income
Statement of Financial Position
Statement of Cash Flows
Notes to Financial Statements

(2) Financial Statement Schedules

Not applicable.

(3) Exhibits

(i) See the Exhibit Index within this Annual Report on Form 10-K.

(ii) Pursuant to Regulation S-K, Item 601(b)(4)(iii), the Company has not filed with Exhibit 4 any debt instruments for which the total amount of securities authorized thereunder is less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis as of December 31, 2010, with the exception of the agreements related to the 5.15% Notes due 2014 and the 6.25% Notes due 2019 which are described as Exhibit numbers 4(a) through (d) in the Exhibit Index. The Company agrees to furnish a copy of the agreement related to the debt instruments which have not been filed with Exhibit 4 to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 25th day of February 2011.

ILLINOIS TOOL WORKS INC.

By: /s/ DAVID B. SPEER

David B. Speer
Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on this 25th day of February 2011.

Signatures	Title
/s/ DAVID B. SPEER David B. Speer	Chairman & Chief Executive Officer (Principal Executive Officer)
/s/ RONALD D. KROPP Ronald D. Kropp	Senior Vice President & Chief Financial Officer (Principal Financial Officer)
/s/ RANDALL J. SCHEUNEMAN Randall J. Scheuneman	Vice President & Chief Accounting Officer (Principal Accounting Officer)
MARVIN D. BRAILSFORD	Director
SUSAN CROWN	Director
DON H. DAVIS, JR.	Director
ROBERT C. MCCORMACK	Director
ROBERT S. MORRISON	Director
JAMES A. SKINNER	Director
DAVID B. SMITH, JR.	Director
PAMELA B. STROBEL	Director
KEVIN M. WARREN	Director
ANRÉ D. WILLIAMS	Director

By /s/ DAVID B. SPEER
(David B. Speer, *as Attorney-in-Fact)*

Original powers of attorney authorizing David B. Speer to sign the Company's Annual Report on Form 10-K and amendments thereto on behalf of the above-named directors of the registrant have been filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K (Exhibit 24).

EXHIBIT INDEX

ANNUAL REPORT on FORM 10-K
2010

Exhibit Number	Description
3(a)	Restated Certificate of Incorporation of Illinois Tool Works Inc., filed as Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
3(b)	By-laws of Illinois Tool Works Inc., as amended and restated as of August 5, 2010, filed as Exhibit 3 to the Company's Current Report on Form 8-K filed on August 11, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
4(a)	Indenture between Illinois Tool Works Inc. and The First National Bank of Chicago, as Trustee, dated as of November 1, 1986, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4(b)	First Supplemental Indenture between Illinois Tool Works Inc. and Harris Trust and Savings Bank, as Trustee, dated as of May 1, 1990, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4(c)	Officers' Certificate dated March 26, 2009 establishing the terms, and setting forth the forms, of the 5.15% Notes due 2014 and the 6.25% Notes due 2019 filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 27, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
4(d)	Registration Rights Agreement dated March 26, 2009, by and among the Company and HSBC Securities (USA) Inc. and Banc of America Securities LLC filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed on March 27, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(a)*	Illinois Tool Works Inc. 1996 Stock Incentive Plan dated February 16, 1996, as amended on December 12, 1997, October 29, 1999, January 3, 2003, March 18, 2003, January 2, 2004, December 10, 2004 and December 7, 2005, filed as Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (Commission File No. 1-4797) and incorporated herein by reference.
10(b)*	Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 10, 2006, as amended on May 5, 2006, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(c)*	Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 8, 2008, filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(d)*	Second Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 13, 2009, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(e)*	Illinois Tool Works Inc. 2011 Long-Term Incentive Plan filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(f)*	Form of stock option terms filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 16, 2004 and incorporated herein by reference.
10(g)*	Form of stock option terms filed as Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.

Exhibit Number	Description
10(h)*	Form of stock option terms filed as Exhibit 10(o) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(i)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(j)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(k)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(l)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(m)*	Form of qualifying or performance restricted stock unit terms filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K filed on February 26, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(n)*	Form of performance restricted stock unit terms filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(o)*	Form of company-wide growth plan grant filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 3, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(p)*	Form of company-wide growth plan grant filed as Exhibit 99.4 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(q)*	Illinois Tool Works Inc. Executive Incentive Plan adopted February 16, 1996, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(r)*	Illinois Tool Works Inc. 2011 Executive Incentive Plan filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(s)*	Illinois Tool Works Inc. 1982 Executive Contributory Retirement Income Plan adopted December 13, 1982, filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(t)*	Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan adopted December 1985, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(u)*	Amendment to the Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan dated May 1, 1996, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(v)*	Illinois Tool Works Inc. Executive Contributory Retirement Income Plan as amended and restated, effective January 1, 2010, filed as exhibit 10 to the Company's Current Report on Form 8-K filed on November 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.

Exhibit Number	Description
10(w)*	Illinois Tool Works Inc. Nonqualified Pension Plan, effective January 1, 2008, as amended and approved by the Board of Directors on December 22, 2008, filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(x)*	Illinois Tool Works Inc. 2011 Change-in-Control Severance Compensation Policy filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(y)*	Illinois Tool Works Inc. Directors' Deferred Fee Plan effective May 5, 2006, as amended and approved by the Board of Directors on February 9, 2007, filed as Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(z)*	Amendment to the Illinois Tool Works Inc. Directors' Deferred Fee Plan, effective February 8, 2008, filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(aa)*	Illinois Tool Works Inc. Phantom Stock Plan for Non-Officer Directors, as approved by the Board of Directors on December 5, 2008, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(bb)*	Consulting agreement dated January 5, 2009 between Illinois Tool Works Inc. and Hugh J. Zentmyer, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(cc)*	Severance, Release and Proprietary Interests Protection Agreement between Russell M. Flaum and Illinois Tool Works Inc. filed as Exhibit 10 to the Company's Current Report on Form 8-K filed on June 19, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
21	Subsidiaries and Affiliates of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certification.
99(a)	Description of the capital stock of Illinois Tool Works Inc. filed as Exhibit 99a to the Company's Annual Report on Form 10-K filed on February 26, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
101**	Interactive Data File.

* Management contract or compensatory plan or arrangement.

** As provided in Rule 406T of Regulation S-T, this information is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, and is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and is otherwise not subject to liability under these sections.

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Commitment knows no boundaries



ILLINOIS TOOL WORKS INC.
2010 CORPORATE SOCIAL RESPONSIBILITY REPORT

TABLE OF CONTENTS

At ITW, corporate responsibility knows no boundaries. As our presence in the world's fastest growing markets increased, so did our commitment to the communities in which our employees work and live. In fact, our diverse array of charitable programs reached record-breaking contribution levels, our environmental record has steadily improved, and our employees and retirees touched thousands of lives through volunteer efforts and matching gifts. In 2010, ITW's growth in emerging and established markets exceeded expectations and extended the far-reaching impact of our corporate giving programs and local initiatives.

Environmental Responsibility

Industrial manufacturing companies like ITW have a special obligation to protect our environment. We rely on and consume natural resources to make our products, and our role in the industrial supply chain creates opportunities for sustainable practices. With hundreds of individual businesses around the globe, it's no small challenge. We are often asked, "How can you support sustainability over a vast, decentralized group of businesses?"

DECENTRALIZATION – DEVELOPING LOCAL, SUSTAINABLE PRACTICES

The fact is, ITW's environmental commitment is *strengthened* by decentralization because it gives our businesses the flexibility to develop sustainable, innovative approaches when and where they are needed. However, each business must follow the corporate ITW Sustainability Policy as a guide for its sustainability plans. Our businesses are also supported by an array of internal tools and resources, and the results of their efforts are reported annually to our Board of Directors through ITW's Environmental, Health, Safety and Sustainability Department.

In 2010, a number of ITW businesses embarked on new initiatives that are helping us keep our commitment to protecting the environment. Below are just a few highlights from nearly 70 new sustainability-related projects initiated or enhanced in 2010:

- **LUMEX** – Lumex represents the way that many of our businesses hold their operations to the same energy-efficient standards and solutions that they offer to customers. Lumex manufactures LED lighting replacements that use 50 percent less energy than traditional, incandescent lighting sources. Internally, the business does not use any incandescent bulbs, turns the lights off in non-active building areas, incorporates multi-zonal temperature control, and follows a company-wide, rigorous recycling program.


70% MORE EFFICIENT
Foster's new Eco Pro and Eco Premier commercial refrigerator models dramatically improve energy efficiency. Internally, Foster has reduced its carbon footprint 10.3 percent and reduced waste over 50 percent.
Richard Darwin
Marketing Executive
John Savage
UK Foodservice Director

FOSTER REFRIGERATOR DRIVING SUSTAINABILITY IN THE INDUSTRY

In 2010, ITW's Foster Refrigerator became the first refrigeration company in the world to earn certification to the Carbon Trust Standard, one of the most rigorous measures of an organization's commitment to carbon reduction. Ten percent of the world's carbon dioxide (CO_2) emissions (gases linked to climate change) come from refrigeration manufacturing and use, with over 100 million tons generated in the United Kingdom alone.* But Foster, a long-time industry innovator based in Norfolk, England, is redefining the impact of refrigeration manufacturing on the environment.

Foster's new Eco Pro and Eco Premier commercial models feature award-winning designs that reduce the cost of running a standard 21-cubic foot unit by *70 percent*. The models also save .88 tons of carbon emissions per unit each year. Foster has even engineered the first commercial refrigeration products with environmentally safe refrigerant compounds, which can claim zero ozone depletion. (Dangerous refrigerants have been eliminated from the industry, but their replacements are still considered damaging to the environment.) Foster has also pioneered the use of certain coils and foam that prevent refrigerants from leaking into the atmosphere.

Beyond product design, Foster has maintained a carbon footprint reduction of 10.3 percent (since 2008) and initiated a factory-to-customer delivery process that reduces harmful emissions. They have employed numerous sustainable practices into their manufacturing and supply chain, reducing chemical waste and packaging by well over 50 percent. The changes represent a long-term commitment by Foster. In fact, the Carbon Trust only measures *real* commitment to carbon reduction over time—not mere good intentions or one-time programs—making Foster a model for other businesses.

- **SPACE BAG** – This innovative storage product business redesigned its retail display approach, resulting in 11 percent less paperboard used in the construction of its displays. That change translates into an annual reduction of 26 tons of paper. (Space Bag's paper board contains post consumer recycled content.) Internally, Space Bag has taken steps to reduce the environmental impact of their facility by installing sensors and energy efficient lighting. This resulted in a 40 percent reduction in electricity consumption.
- **HI-CONE** – The innovative, photodegradable plastic ring beverage carriers produced by Hi-Cone significantly reduce paper, fuel, carbon emissions and waste compared with traditional packaging. The business's trademark "min=max" approach to packaging—minimum impact with maximum benefit—has earned industry and ITW's recognition, while the internal recycling program in its U.S. facilities is reducing the equivalent of 40,000 gallons of oil and 1,000 cubic yards of waste each month.** (Hi-Cone employees also participate in an annual Adopt-a-Beach volunteer clean-up effort.)

ITW GLOBAL CARBON EMISSIONS DATA COLLECTION UNDERWAY

ITW recently implemented a web-based program to collect data from each of our business units on the amount of electricity, natural gas, oil and propane consumed. Our goal is to determine and address the total amount of harmful carbon dioxide (CO_2) emissions related to our operations and reduce energy consumption. CO_2 is a "greenhouse gas," so called because it traps the sun's energy in the atmosphere, which can contribute to climate change. *(See p. 5 for more information on our 2010 global resource consumption data.)*

ITW also increased the number of businesses registered with the International Organization for Standardization (ISO) 14001, for a current total of 55 sites. ISO sets environmental management standards to help organizations minimize their impact and comply with regulations.

STRICT COMPLIANCE WITH MANDATORY EMISSIONS TRADING PROGRAMS

As ITW continues its own emissions reporting program, it also participated in two major mandatory emissions reporting schemes: one in the United Kingdom, the Carbon Reduction Commitment Energy Efficiency Scheme, and the other in Australia, the National Greenhouse and Energy Reporting Act. At this time, the two programs primarily involve data reporting. However, these initial efforts are intended to support emissions trading schemes in the near future.

Emissions trading ("cap and trade") markets are developing globally in response to concerns about increased CO_2 emissions. These government-run programs allow organizations to trade emissions permits, generating revenue for those who require fewer permits and providing, at a cost, flexibility for those who need more. (Emissions trading programs in other nations, such as the U.S., are currently limited to voluntary, regional markets.) Our compliance will help in our internal efforts to track this data.

*The Institute of Refrigeration, 2008.

**Equivalency Values provided by A Greener Solution, based on data from the U.S. Environmental Protection Agency and other organizations.

TAKING ENVIRONMENTAL RESPONSIBILITY ON THE ROAD

One source affects more than 30 percent of a vehicle's fuel efficiency: the driver.

That's why our Hobart Service and Instron business units recently partnered with GreenDriver,™ a firm that reduces CO_2 emissions from fleet vehicles through driver education, behavior management and measurement.

Interactive online courses instruct drivers, while in-vehicle telematic devices measure behaviors such as rapid acceleration/deceleration, speed, and idling. Personal scorecards and peer rating systems help drivers understand and improve their results. In just six months, the partnership resulted in:

13%
reduced carbon emissions

12%
fewer miles driven

12%
reduction in annual fuel spend (projected)

CONTINUED IMPROVEMENT WITH THE CARBON DISCLOSURE PROJECT

The Carbon Disclosure Project (CDP) is an independent, not-for-profit organization that maintains the largest database on corporate greenhouse gas emissions in the world. CDP makes the scoring of participating organizations accessible to the public. ITW has participated in this voluntary disclosure for several years, and each year we have been pleased to see our score improve. In 2010, we scored 73 in our category, reflecting an eight percent increase over 2009. We also responded to CDP's new Water Disclosure Survey. This aggregated data is also made available to the institutional investors, policymakers, researchers, and others who turn to CDP to help address environmental issues.

STRATEGIC SOURCING "GO GREEN" 2010 WINS

Our corporate Strategic Sourcing Department's Go Green initiative is part of the support ITW provides to our business units' sustainability efforts, and it's key to reducing our overall environmental impact. In 2010, notable achievements under Go Green included lighting retrofits at eleven business units, which we expect will yield a **50 percent year-over-year reduction in electricity usage; five million pounds of material recycled as part of Go Green's Waste Reduction Program**; and the GreenDriver™ partnership, which achieved significant reductions in reducing transportation-based CO_2 emissions. *(See sidebar at left)*

Diversity and Inclusion

As a global company with hundreds of businesses around the world, ITW's employees represent a highly diverse group of languages, ethnicities, and cultures. That's just one reason we're especially sensitive to respecting these differences and encouraging the advancement of historically disadvantaged groups. ITW is also a company fueled by ideas and innovation, and we believe that a diverse workforce—one that can draw from different perspectives and experiences—generates the ideas that make for a more vibrant, effective organization.

NEW STRATEGIES FOR WOMEN'S ADVANCEMENT

In 2010, ITW expanded its efforts to support women at our company and, in particular, within the field of engineering. The following initiatives supplement ongoing, robust efforts to recruit women into management positions.

- Our existing partnership with **THE SOCIETY OF WOMEN ENGINEERS** (SWE) was strengthened in 2010 as we expanded our presence at SWE's annual conference. Sixteen ITW engineers and managers participated in recruiting and professional development events. Dr. Lei Schlitz, ITW vice president of research and development, served as a plenary member of the conference's global leadership panel.

2010 Environmental and Safety Data

ENERGY

(thousand MWh)

Direct Energy	
Natural Gas	1,100
Heating/Fuel Oil	500
Coal	200
Propane (Fork Trucks)	40
Total Direct Energy	**1,840**
Indirect Energy	
Electricity	1,300
Total Indirect Energy	**1,300**
Total Energy	**3,140**

EMISSIONS

(thousand metric tons CO_2e)

Calculated Direct Emissions	
Calculated CO_2e – Natural Gas	200
Calculated CO_2e – Heating/Fuel Oil	100
Calculated CO_2e – Coal	50
Calculated CO_2e – Propane	10
Total Direct Emissions Calculated CO_2e	**360**
Calculated Indirect Emissions	
Calculated CO_2e – Electricity	700
Total Indirect Emissions CO_2e	**700**
Total Calculated Emissions	**1,060**

INTENSITY INDICATORS*

(MWh/million $ Operating Revenue)

Energy Intensity	200
Emissions Intensity	83

WATER WITHDRAWAL

(thousand US gallons)

Water Withdrawal – Purchased	1,903,000
Water Withdrawal – Non-Purchased	414,400
Total Water Withdrawn	**2,317,400**

SOLID WASTE

(thousand US tons)

Hazardous and Special Industrial Waste	13
Non-Hazardous Waste	160
Total Waste	**173**

SAFETY

Injuries Resulting in Days Away	650
Fatalities	-

REGULATORY

Government Safety Inspections (Units)	200
Resulting Fines	$63,900
Government Environmental Inspections (Units)	100
Resulting Fines	$43,500

* Only operating revenue from participating business units was used in the calculation of intensity metrics.

The reporting boundary for this data includes companies over which ITW has operational control, with the exception of leased non-manufacturing facilities. The reporting boundary does not include joint ventures. Approximately 87 percent of facilities have provided the required information for the 2010 reporting year. The uncertainty of the data is as follows: Gross direct emissions +/- 1.2 percent and gross indirect emissions +/- 0.5 percent. Neither emissions nor consumption values were verified by a third party.


armfield

$1.1 MILLION

The ITW Foundation pledged $1.1 million for renovation of four science and engineering laboratories at the University of Illinois at Chicago.

UNIVERSITY OF ILLINOIS AT CHICAGO LABORATORIES ESSENTIAL FOR SCIENCE EDUCATION

As a public university in the heart of Chicago, the University of Illinois at Chicago (UIC) provides critical access to higher education to a diverse body of students from the city and all over the world. At one time, UIC was known for its state-of-the-art science laboratories. But the labs, which are used by 6,000 students every year, including 3,000 natural science majors, had not been renovated in 45 years.

With the help of James H. Wooten, Jr., ITW's senior vice president and general counsel, the ITW Foundation pledged $1.1 million for renovation, and in 2010, work was completed on three of four science and engineering laboratories. Mr. Wooten, who began in UIC's College of Engineering and received his degree from the College of Liberal Arts and Sciences (LAS), credits UIC for helping him advance in his career. His involvement with UIC's LAS Board of Visitors and his connection to key leaders at ITW allowed him to form a UIC/ITW team to advocate for and develop the project. The result is a far-reaching gift that will double the number of sections taught, give more students access to the laboratories, and allow for a revamped curriculum.

"ITW is a company that believes in investing in the communities in which our employees work and live and encourages all of us to do the same," Wooten said in *Milestones*, a UIC publication. "I believe that education is the key to advancement in this world as it arms you with choices. Without an education, your choices in life are severely limited...investing in the quality of education at UIC also has great potential for our businesses and is a win-win because as UIC students seek employment opportunities, whether summer internships, cooperative education opportunities or upon graduation, we hope that they will consider ITW."

- In 2010 ITW formed a new **WOMEN IN TECHNOLOGY** (WIT) group to provide additional support for our female engineers and those with technical backgrounds. Plans were developed to create opportunities for Q&A sessions and more direct contact with senior leadership; tours of local business units, and professional development workshops in partnership with the SWE.

- ITW joined **CATALYST, INC.**, a non-profit, research-based organization comprised of members from businesses, associations and schools and dedicated to creating workplaces that enable women to succeed. We look forward to learning from their insights and best practices.

SUPPORT FOR HISPANIC AND AFRICAN-AMERICAN ENGINEERS

- In 2010, ITW began the first year of our participation in the **UNCF CORPORATE SCHOLARS PROGRAM** (UNCF is formerly the United Negro College Fund). ITW hosted five UNCF summer engineering interns at various business units. Upon completion of the internship, the interns received a $5,000 scholarship toward their education in a science, math or engineering program.

- ITW also continued its strong support of the Society of Hispanic Professional Engineers and the National Society of Black Engineers through advertising in their respective publications.

CELEBRATING DIVERSITY IN ITW LEADERSHIP

ITW is dedicated to recruiting people of color and women and supporting their advancement into leadership positions. Several of our leaders and managers have been recognized for their outstanding achievements:

- **MARIA C. GREEN** deputy general counsel and assistant secretary, was named in the *Profiles in Diversity Journal* as one of the "Women Worth Watching in 2011." Ms. Green has completed over 100 acquisitions with acquired revenues in excess of $4 billion.

- **ANN MANIKAS**, vice president of leadership and organizational development, was honored by *Diversity MBA Magazine* on their 2010 list, Top 100 Under 50 Diverse Executive and Emerging Leaders.

- **JAMES H. WOOTEN JR.**, senior vice president and general counsel, was named on *Savoy* magazine's list of the Top 100 Most Influential Blacks in Corporate America—a category that received over 500 nominations. *(See profile at left for more on Mr. Wooten.)*

The ITW Foundation

"Giving back" has been part of ITW's values since our founding nearly 100 years ago. The ITW Foundation, the corporate charitable branch of ITW, continues to meet this commitment through both direct giving and a generous matching gift program. The opportunity for thousands of employees to participate in this program, along with the foundation's national presence, gives our social commitment a far-reaching and locally relevant impact.

In 2010, the ITW Foundation contributed $17.7 million to various human service, educational, youth, and environmental organizations in the U.S. and Canada.

2010 CHARITABLE CONTRIBUTIONS

$9,282,000
Charitable Contributions

$7,602,000
Matching Gift Program

$839,000
Scholarships

$17,723,000
Total ITW Foundation

$2,962,000
ITW Corporate Contributions for Sponsorships

$20,685,000
Total Giving Picture

HISTORIC UNITED WAY CAMPAIGN SURPASSES $10 MILLION

The United Way is ITW's preferred charity, and one of our most significant partnerships. Each year, ITW manages a United Way campaign across the United States and Canada, with the ITW Foundation matching employee and retiree donations. In 2010, for the first time in our history, we surpassed the $10 million mark by raising a combined total of $10.4 million. These funds will be leveraged in more than 530 United Way local markets. A total of 550 business units in the U.S. and Canada participated, with many of them reaching over 90 percent participation.

OVER $800,000 IN SCHOLARSHIPS FOR ITW EMPLOYEES' CHILDREN AND DEPENDENTS

In 2010, ITW provided $839,000 in scholarships for the children and eligible dependents of ITW employees. This amount reflects a six percent increase over 2009. The scholarships are managed by Scholarship America, with 237 students receiving scholarships. Through the National Merit Scholarship program, ITW awarded scholarships to an additional 121 students.

THREE-FOR-ONE MATCHING GIFT PROGRAM EXTENDS LOCAL PHILANTHROPY

In addition to many direct giving programs, the ITW Foundation will match up to $5,000 of a donor's contribution, multiplied by three, to benefit U.S. and Canadian organizations. That means that our employees and retirees have a pool of up to $15,000 they can leverage for the qualifying organization of their choice. The Matching Gift program is a highly effective way to increase the impact and services of specific, local charitable organizations, while supporting our employee's own philanthropic passions—what they determine is best according to their own interests and community needs. This year the program contributed $7.6 million to a diverse group of local organizations, an increase of nearly 34 percent over 2009.

JUNIOR ACHIEVEMENT TOUCHES THOUSANDS OF STUDENTS IN 2010

The ITW Foundation has been a long-time supporter of Junior Achievement, which provides volunteer-run extracurricular financial education to nurture an understanding of free enterprise while building leadership and



YOUNG FILMMAKERS WIN UNITED WAY'S "BEST VIDEO" AWARD

To reach thousands of employees about our annual United Way campaign, ITW typically relies on professional firms to produce a video. In the spirit of innovation, we recently began a new approach: arranging for Glenbrook South High School media students (the school is near ITW's corporate office), the Boys and Girls Club of Waukegan, Illinois and Chicago-based Dreaming Tree Films to produce the video for our campaign.

The collaboration resulted in the "Best Video" award from United Way accepted by students and CEO David Speer in 2010. The award was a first for ITW in a contest that attracts many other organizations across the country that support United Way.

The students' photography, interviews with senior leadership, and production work provided an invaluable real-world learning experience and helped raise millions of fundraising dollars for United Way. The considerable cost savings also allowed us to keep more funds in the ITW Foundation.

the entrepreneurial spirit in young people. In 2010, we supported nine chapters across the U.S. A few groups deserve special mention for their accomplishments:

- MILLER ELECTRIC in Wisconsin provided 81 volunteers trained in the Junior Achievement curriculum, which reached approximately 2900 local students. Miller remains the second largest provider of employee volunteer support in the region.
- ITW'S ANNUAL BOWL-A-THON raised over $800,000 for the Chicago Chapter—a record for ITW and Junior Achievement. The ITW corporate office and several of our Chicago-area businesses also provided 154 trained Junior Achievement volunteers that reached approximately 5,400 local students.

27 CAPITAL CAMPAIGNS MOVE FORWARD

In 2010, ITW continued to support 27 ongoing capital campaigns—"bricks and mortar" funding—for hospitals, museums, schools, community centers and more where our employees work and live. Examples include a new emergency room for a medical center in Appleton, Wisconsin; private chemotherapy rooms for the Scott & White Memorial Hospital in Temple, Texas; construction and renovation projects for the Adler Planetarium in Chicago, Illinois; upgrades for the Miami County Dental Clinic in Troy, Ohio and many more. These capital campaign commitments promise a set amount to be paid out over five years. In 2010, ITW made annual payments totaling $2.8 million, all in communities with a significant concentration of ITW people.

NEW PLEDGES AND GRANTS APPROVED

- ITW invested several million dollars in local organizations that enhance education, culture, community support, and health and human services. These contributions take the form of pledges and grants that are paid out annually. ITW is proud to support our community with pledge commitments aligned to Capital Campaign projects and with grants for use of general operating expenses.
- A major ITW pledge for the renovation of the laboratories at the University of Illinois at Chicago was completed in 2010. Our donation for the renovations totaled $1.1 million. *(See profile on p. 7.)*

RECOGNITION FOR SENIOR-LEVEL PHILANTHROPIC LEADERSHIP

Social commitment is an important part of our corporate culture—and it starts at the top. David Speer, Chairman & CEO, has been publicly recognized numerous times for his strong philanthropic leadership and generous support of cultural, educational and social service organizations. This year, the Midtown Educational Foundation and the Chicago Youth Centers honored Mr. Speer. He was also asked to chair the American Cancer Society's Discovery Ball and the American Red Cross Heroes Breakfast—events that will take place in 2011.


THIS END UP
HANDLE WITH CARE
KEEP DRY
STAND UPRIGHT, MUST N
Traulsen
Commercial Refrigerators and Freezers

77% PARTICIPATION

Traulsen Refrigeration used hands-on outreach and bilingual communication strategies to enroll 77 percent of their diverse staff (hundreds of employees from 17 different countries) in the corporate wellness program.

Ana Flores
Senior Human Resources Specialist

Mai Nguyen
Personnel Coordinator II

Andres Bolivar
Employee Relations Manager

SENIORS OUTREACH GROUP

Seniors Outreach is an active group of ITW retirees, both men and women, who support charitable agencies through volunteerism as well as financial contributions. In 2010, the Seniors Outreach group provided more than 372 hours of community service in addition to their financial contributions. The group also hosts an annual meeting for retired ITW women and men. This year, retirees visited the corporate office to hear Chairman & CEO David Speer, the keynote speaker, speak about the company's business performance. Mr. Speer also conducted an in-depth question and answer session with the attendees.

TRAULSEN
HANDS-ON WELLNESS OUTREACH

Like many of ITW's North American business units, Traulsen, a foodservice refrigeration business in Fort Worth, Texas, offers a voluntary wellness program that includes on-site biometric screenings (such as cholesterol and blood pressure) and online personal health assessments. Traulsen also has one of ITW's most diverse staffs, with 300 men and women from over 17 different countries speaking Spanish, Vietnamese, Croatian, and other languages. Most employees have limited English skills, have never used a computer or the Internet, and face cultural barriers to sharing personal health information.

Not content to let the wellness tools go unused—and risk losing opportunities to improve employee health—a dedicated group of human resources professionals worked hands-on, for many weeks, to bring employees into the wellness program. They delivered informal talks directly on the shop floor, translated the survey format, and set up computer kiosks for one-on-one sessions. The HR wellness team became trainers and educators, not just benefit and employee relations experts. And being bilingual themselves, they were able to communicate with employees and address concerns with sensitivity.

By 2010, Traulsen achieved 77 percent participation despite their unique challenges. Traulsen has supplemented its efforts to get the wellness program off the ground by recruiting wellness "champions" throughout the business unit and establishing walking groups and outdoor recreational sports. Given the known connection between good employee health and workplace safety, Traulsen has incorporated wellness elements into its safety plans as well as other internal initiatives like its United Way campaign, sustainability, and diversity efforts.

Corporate Accountability

At ITW, we believe strongly in the health and safety of our employees, and value the trust that our shareholders have placed in us. High ethical standards, backed by clear and firm governance policies, are part of why we've remained financially sound and strong for nearly 100 years—even during periods of slow economic growth or market fluctuations.

ITW WELLNESS EXPANDS AND REACHES MORE EMPLOYEES

Participation in ITW's free employee wellness program increased in 2010. Over 10,000 employees took advantage of the program's free, on-site biometric health screenings and other resources. Combined with employees who pursued a physician screening based on these tools, almost two thirds of ITW employees took steps toward improving their health in 2010.



THE CHILEAN MINE COLLAPSE – WHEN INNOVATION AND QUALITY MATTER MOST

A commitment to quality high-performing tools, made with integrity, is one of ITW's core values. But rarely has it been tested by situations as extreme as the mine collapse of August 2010 in San Jose, Chile. It took 17 days to locate 33 trapped miners, using drilling rigs that bored 5½ inch holes 2,300 feet deep.

A large rig, nicknamed "the miracle," bored the 28-inch hole that was used to pull the miners to safety. It was mounted on a custom-built, heavy-duty truck chassis manufactured by ITW's Crane Carrier Company. The widening process began September 5, and with zero downtime attributed to the truck and Crane chassis, drilling was complete by October 9. All 33 miners were returned to safety.

The program was also updated with an expanded portal to give employees enhanced access to healthcare information and a toolkit to give wellness "champions" at our business units the means to initiate local programs. A few of the programs at ITW businesses represent our emphasis on employee health:

- **TRAULSEN REFRIGERATION** in Texas used hands-on approaches to reach 77 percent participation in its wellness program and integrated walking and recreational programs for its diverse workforce *(see profile, p. 11)*.
- **AXA POWER**, in Denmark, began closing its office for 90 minutes each day for employees to walk, run, cycle and play soccer together. After exploring different wellness models, the company determined that investing in bikes, running gear and other equipment would reap more benefits than a room full of exercise equipment. They have seen improvements in operating income, the effectiveness of working teams, and overall employee health. And after getting involved with running at work, some employees have been inspired to enter the Copenhagen Marathon.

CORPORATE GOVERNANCE STRENGTHENED

Recognizing that the international legal landscape has become increasingly more complex, in 2010 we strengthened our Statement of Principles of Conduct, an internal set of standards and principles of behavior that apply to all ITW operations, divisions and subsidiaries—no matter where in the world they are located. Our new Anti-Corruption Policy supplements our Statement of Principles of Conduct and provides detailed guidance to our employees on what actions are prohibited under anti-bribery and anti-corruption laws. In 2010, we also adopted two new policies—one that prohibits our key employees from hedging the risk of ownership in ITW stock and another that provides for the recovery of incentive compensation payments from our senior officers in the event of an accounting restatement (whether or not based on misconduct) due to material noncompliance with financial reporting requirements.

MORE ITW BUSINESSES MEET STRICT SAFETY STANDARDS

Our Statement of Principles of Conduct details the requirements that all of our businesses must follow regarding employee health and safety.

- In 2010, four of ITW's businesses met the rigorous requirements of Occupational Health and Safety Assessment Series (OHSAS) 18001. The OHSAS 18001 is a standardized assessment tool used to assess organizations on their health and safety performance. Currently, fewer than 10,000 businesses hold the certification. *(The OHSAS 18001 was developed for compatibility with the environmental management system, ISO 14001. See p. 3.)*
- ITW also increased the number of its businesses in the U.S. Occupational Safety and Health Administration Voluntary Protection Program (OSHA VPP) to five locations. The OSHA VPP recognizes employers in private industry and federal agencies who have maintained injury and illness rates below national Bureau of Labor Statistics' averages for their respective industries.

At ITW, we're very proud that our social commitment has remained strong for nearly 100 years. In 2010, when our company established an even stronger presence in emerging markets all over the world, we followed through with record-breaking charitable contributions and company-wide programs that promote wellness, accountability, and diversity. And despite the challenges of having a global, highly decentralized structure, we've gained real momentum with our programs to launch new sustainability initiatives and capture comprehensive environmental data from each of our businesses—hundreds of them, all over the world. We look forward to leveraging these global insights to strengthen our environmental commitment even further in the coming years.


ITW

ILLINOIS TOOL WORKS INC.
3600 West Lake Avenue
Glenview, Illinois 60026


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002352
© 1996 Forest Stewardship Council
10%



ILLINOIS TOOL WORKS INC.
3600 West Lake Avenue
Glenview, Illinois 60026


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002352
© 1996 Forest Stewardship Council
FSC
10%